UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-38792

Alector, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	**001-38792**	**82-2933343**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

131 Oyster Point Blvd, Suite 600
South San Francisco, California 94080
(Address of principal executive offices, including zip code)

(415) 231-5660
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock	ALEC	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act(15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $383.8 million, based on the closing price of the registrant's common stock, as reported by the Nasdaq Global Select Market on June 30, 2023 of $6.01 per share.

The number of shares of the registrant's Common Stock outstanding as of February 22, 2024 was 95,749,259.

Portions of the registrant's Definitive Proxy Statement relating to the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2023 fiscal year ended December 31, 2023.

Alector, Inc.
Annual Report on Form 10-K

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements about:

- our plans relating to the development and manufacturing of our product candidates and research programs, including additional indications that we may pursue;

- the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

- the beneficial characteristics, safety, efficacy, and therapeutic effects of our product candidates;

- the expected potential benefits of strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;

- our estimates of the number of patients in the United States and the European Union who suffer from the diseases we are targeting and the number of patients that will enroll in our clinical trials;

- the timing and focus of our future clinical trials, and the reporting of data from those trials;

- our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

- the size of the market opportunity for our product candidates in each of the diseases we are targeting;

- our ability to expand our product candidates into additional indications and patient populations;

- the success of competing therapies that are or may become available;

- the timing or likelihood of regulatory filings and approvals, including our expectation to seek special designations, such as orphan drug designation, for our product candidates for various diseases;

- our ability to obtain and maintain regulatory approval of our product candidates;

- existing regulations and regulatory developments in the United States and other jurisdictions;

- our continued reliance on third parties to conduct clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

- our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

- the need to hire additional personnel and our ability to attract and retain such personnel, especially in light of a competitive hiring and compensation environment;

- the accuracy of our estimates regarding expenses, future revenue, capital requirements, and additional financing needs;

- our financial performance, including potential volatility in our stock price;

- the impact of worldwide economic conditions, including macroeconomic downturns stemming from increased inflation, supply chain and other economic impacts of the coronavirus (COVID-19) pandemic and geopolitical events, on our business;

- the effects of inflation; and

- the sufficiency of our existing cash, cash equivalents, and marketable securities to fund our future operating expenses and capital expenditure requirements.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations, and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties, and assumptions described in the section titled "Risk Factors" and elsewhere in this report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

PART I

Item 1. Business.

Overview

Our mission is to develop therapies that empower the immune system to cure neurodegeneration and other diseases.

We are a clinical stage biotechnology company pioneering immuno-neurology, a novel therapeutic approach for the treatment of neurodegeneration. Immuno-neurology targets immune dysfunction as a root cause of multiple pathologies that are drivers of degenerative brain disorders. We are developing therapies designed to counteract these pathologies simultaneously by restoring healthy immune function to the brain. Supporting our scientific approach, our research and drug discovery platform enables us to identify targets and advance a broad portfolio of product candidates, validated by human genetics, which we believe may improve the probability of technical success over shorter development timelines. Three product candidates, latozinemab (also referred to as AL001), AL002, and AL101, are in clinical development. We continue to develop our preclinical and research pipeline, and we are developing our proprietary blood brain barrier technology (Alector Brain Carrier) to potentially apply to next generation product candidates. We are focusing our development resources on latozinemab in frontotemporal dementia (FTD) and AL002 and AL101 in Alzheimer's disease (AD). We are advancing our clinical product candidates and research pipeline with our existing resources and in collaboration with our partners, Glaxo Wellcome UK Limited, a subsidiary of GlaxoSmithKline plc (GSK) and AbbVie Biotechnology, Ltd. (AbbVie).

In July 2021, we entered into a Collaboration and License Agreement with GSK (GSK Agreement) to collaborate on the global development and commercialization of progranulin-elevating monoclonal antibodies, including latozinemab and AL101.

Latozinemab modulates progranulin (PGRN), a key regulator of immune activity in the brain with genetic links to multiple neurodegenerative disorders. Latozinemab is in development as a potential treatment for FTD, a severe, rapidly progressing neurodegenerative disorder that affects 50,000 to 60,000 people in the United States and approximately 110,000 people in the European Union.

Latozinemab is currently being studied in a global pivotal Phase 3 trial, INFRONT-3, for the potential treatment of adults at risk for or with symptomatic FTD due to mutation in the progranulin gene (FTD-*GRN*). In 2023, we and GSK held a Type C meeting with the U.S. Food and Drug Administration (FDA) and received scientific advice from the European Medicines Agency (EMA) regarding the pivotal INFRONT-3 Phase 3 clinical trial of latozinemab in participants with frontotemporal dementia due to FTD-*GRN*. We and GSK previously aligned with the FDA and EMA to conduct the primary analysis on symptomatic participants in INFRONT-3. The companies performed a sample size re-estimation that supported enrollment of approximately 90-100 symptomatic participants for a treatment duration of 96 weeks. In October 2023, we achieved target enrollment in INFRONT-3 with 103 symptomatic and 16 at-risk participants enrolled. Target enrollment was based on feedback from the FDA and EMA. Enrollment completion is subject to revised protocol approval in countries outside the United States. In February 2024, the FDA granted Breakthrough Therapy Designation to latozinemab for the treatment of FTD-*GRN*. The FDA's Breakthrough Therapy Designation is granted to expedite the development and review of drugs in the United States that are intended to treat a serious condition, when preliminary clinical evidence indicates the drug or vaccine may demonstrate substantial improvement over available therapy on clinically significant endpoint(s). In prior clinical studies in FTD-*GRN* patients, latozinemab demonstrated elevation of progranulin levels to the normal range and early signals of exploratory biomarker and clinical activity. Latozinemab has been well tolerated in healthy volunteers and FTD-*GRN* and FTD-*C9orf72* patients in our Phase 1a and Phase 1b clinical trials, and in our open label Phase 2 clinical trial.

AL101, the second product candidate in our PGRN portfolio, is designed to elevate progranulin levels, similar to latozinemab, and is currently being investigated for the potential treatment of Alzheimer's disease and potentially other indications, including Parkinson's disease. In May 2023, we and GSK amended the GSK Agreement (the GSK Amendment). Under the terms of the GSK Amendment, we are responsible for funding and sharing in GSK's and our development costs up to $140.5 million for the conduct of the initial Phase 2 trial of AL101 in AD. In August 2023, GSK received FDA clearance of the Investigational New Drug (IND) application for AL101 in the treatment of early AD. In February 2024, GSK dosed the first participant in the PROGRESS-AD global Phase 2 clinical trial of AL101/GSK4527226 in early AD.

Our AL002 product candidate targets Triggering Receptor Expressed on Myeloid cells 2 (TREM2) to increase the functionality of TREM2 signaling and enhance microglia cell activation. We are currently developing AL002 for the treatment of Alzheimer's disease in collaboration with AbbVie.

In January 2023, the first patient was enrolled and dosed in a long-term extension (LTE) of our INVOKE-2 Phase 2 clinical trial. In February 2023, we and AbbVie amended the AbbVie agreement (the AbbVie Amendment), which resulted in our receiving a $17.8 million milestone payment in March 2023 for the dosing of the first patient in the LTE trial. Under the terms of the AbbVie Amendment, we were eligible to earn up to an additional $12.5 million to support the enrollment of additional patients in the ongoing INVOKE-2 trial to replace discontinuations and we received the total of $12.5 million in 2023. We completed enrollment of 381 patients in the INVOKE-2 clinical trial in the third quarter of 2023, with data expected in the fourth quarter of 2024.

As part of our efforts to advance our programs through clinical development and execute on the strategic approach outlined in the section titled "Business – Our Strategy," Alector from time to time may execute partnerships with other biopharmaceutical companies. To date we have two active licensing, co-commercialization, or co-development agreements for certain programs in our pipeline.

The Immune System is Central to Neurodegeneration

The loss of healthy immune function in the brain, due to cellular aging or mutations of genes that regulate key immune cells, underlies the onset and progression of multiple neurodegenerative disorders. Genomic analyses have shown that there is a strong correlation between genetic mutations that predispose individuals to neurodegeneration and dysfunction in the immune system. As a result of these genetic mutations, the brain's immune function deteriorates and subsequently would fail to carry out critical activities, which include:

- clearing or counteracting pathological neurodegenerative proteins such as amyloid beta, tau, alpha-synuclein, and TDP-43;

- providing metabolic and functional support to nerve cells;

- regulating synaptic connections;

- protecting nerve cells by stimulating the regeneration of myelin sheaths around nerve fibers; and

- controlling the neurotoxic activities of activated astrocytes and rogue microglia.

We believe that restoring the immune system's ability to perform all of these vital functions in the brain is crucial to addressing neurodegeneration given that past approaches focusing on single degenerative pathologies have had limited or no impact on disease progression.

The brain's immune system undergoes gradual deterioration of its functionality as part of normal biological aging or due to harmful genetic mutations that are linked to neurodegeneration and are associated with accelerated senescence of the brain immune cells. Based on our understanding of the role of genetic mutations in neurodegeneration, we have designed our product candidates to target the mutated genes linked to neurodegeneration, with the goal of slowing or reversing the deterioration of the brain's immune cells to achieve therapeutic benefit. By restoring healthy immune function in the brain, we believe we can simultaneously counteract the multiple independent pathologies responsible for neurodegeneration.

Our Strategy

Our goal is to develop therapies that harness the immune system to combat neurodegenerative diseases. The key tenets of our business strategy to achieve this goal include:

- ***Building a leading, fully-integrated company focused on delivering innovative immunotherapies, validated by human genetics, for the treatment of neurodegeneration.*** We believe that building a fully integrated research, development, and ultimately commercial company will enable us to develop therapies more rapidly and efficiently for patients and realize the full potential of our immuno-neurology approach and discovery capabilities.

4

- ***Applying our proprietary capabilities to rapidly advance our product candidates through clinical proof-of-concept studies and beyond.*** We are focused on maximizing the probability of success of our product candidates by leveraging immunology, neurobiology, and human genetics, as well as our state-of-the-art bioinformatics, to enable better and earlier target selection. In addition, we are also focused on a biomarker-driven approach, including proprietary tools and assays, to confirm target engagement, inform patient selection, and follow clinical outcomes.

- ***Maximizing the therapeutic potential of our targets and product candidates.*** Given the central physiological roles played by the distinct targets of our product candidates, we believe that there is significant potential for us to address multiple indications with single targets. Our goal is to expand the therapeutic and commercial potential of our targets and product candidates to additional indications. We will remain disciplined about advancing this strategy, leveraging our discovery capabilities to inform expansion areas of maximum value and highest probability of success.

- ***Continuing to focus on discovering new targets and product candidates, validated by human genetics, to fulfill the full potential of our insights and platform.*** Our discovery capabilities are central to our efforts to rapidly identify new product candidates with compelling clinical promise. We will continue to invest in our research and discovery efforts, including evolving our proprietary analytical tools and assays, to validate our identified immune system targets and generate additional targets and product candidates.

Our Approach

The Role of the Innate Immune System and Microglia in Neurodegeneration

Significant evidence in the last decade has shown that neurodegenerative diseases, such as Alzheimer's disease, Parkinson's disease, FTD, and amyotrophic lateral sclerosis (ALS), are linked to a dysfunctional brain immune system. In contrast to the dual adaptive and innate components that characterize the broader human immune system, the brain's immune system consists primarily of innate immune cells, known as microglia. These brain resident macrophages account for 10% to 15% of all cells found within the brain and are responsible for many aspects of brain health and maintenance. As the key innate immune cells in the brain, microglia respond to infection and damage, clear cell debris and pathological proteins, nurture neurons and the brain support cells, and control the number and functionality of inter-neuronal connections. Microglia have been our focus and new scientific advances have made it possible to understand how these key innate immune cells in the brain represent a crucial focal point for potentially treating or preventing neurodegenerative diseases.



Figure 1. Our clinical stage neurodegenerative disease programs pathways

Significant Scientific Data Support Our Hypothesis

Understanding how the brain's immune cells affect its structure and function, in both normal and diseased states, is in our view, the key to understanding many neurological diseases. Human genetic evidence has supported the importance of the interactions between the brain and the innate immune system. For example, most of the top risk genes for Alzheimer's disease, identified using genetic linkage studies, candidate gene analysis, genome-wide association studies (GWAS), and whole-genome or whole-exome sequencing, regulate immune function in the brain. Many of these risk genes have been shown to express predominantly in microglia and to control the function of these cells.

Microglia have been shown to be key cells in overall brain maintenance, health, and function and are the brain's first line of immune defense. These innate immune cells are tooled with "microglial sensomes" which enable them to constantly survey brain cells to identify and respond to subtle signs of pathology or dysfunction. Microglia scavenge the brain for toxic misfolded proteins, cell debris, damaged or unnecessary nerve cells, dysfunctional or aged synapses, and infectious agents. In addition, microglia support the generation of new neurons and synapses and remodel neuronal circuits. Microglia also control the survival and function of astrocytes and oligodendrocytes, the main brain support cells which control brain metabolism and blood supply and replenish aged or damaged nerve fibers after injury. Further, microglia have been shown to modulate the permeability of the blood brain barrier allowing peripheral immune cells to access the brain and assist against infection or injury. Microglia can also change their morphology, functionality, and number in response to changing brain environment.

Analysis of gene transcription at the single-cell level in microglia from normal and diseased brains revealed that multiple microglia subtypes exist which may respond to specific disease pathologies in the brain. Our product candidates are designed to recruit microglia subtypes by targeting microglia check-point proteins that control their survival, proliferation, migration, and function. This allows us to differentially modulate microglia activity as needed to counteract a given degenerative brain disorder.

Findings in the fields of human genetics, immunology, and neuroscience have indicated that as a result of normal aging or genetic mutations, the beneficial functions of the microglia deteriorate leading to dysfunction of neuronal connections, massive death of neurons, and neurodegeneration.

We believe our therapies that focus on harnessing the power of microglia may improve neurodegenerative disease outcomes either as standalone therapies or in combination with anti-amyloid beta targeted therapies. Anti-amyloid beta antibodies mark misfolded aggregates and recruit microglia to remove them. Our therapies, including those in our progranulin franchise, are expected to enhance microglia's ability to remove misfolded proteins in conjunction with anti-amyloid beta antibodies that tag these proteins.



Our therapies seek to harness microglia to improve the functionality of neurons, oligodendrocytes, astrocytes, endothelial cells and blood vessels, and to remove debris, misfolded proteins and recycle damaged synapses.

Anti-Aβ-antibodies (or Abs. against Tau, α-Synuclein, TDP43) mark misfolded aggregates and recruit microglia to remove them.

beta-amyloid or other misfolded proteins

microglia

Our therapies are expected to enhance microglia's ability to remove misfolded proteins in conjunction with Abs that tag these proteins

Figure 2. Our checkpoint therapies are anticipated to act independently and in combination

Our Research and Discovery Platform

Our research and drug discovery platform leverages human genetic datasets, advanced tools in bioinformatics and imaging, and insights in neurodegeneration and immunology to: (1) identify immune system targets that play a critical role in the development of multiple neurodegenerative diseases, and rapidly develop antibody therapeutics to these targets, (2) interrogate and prioritize those targets for activity using biomarkers and related proprietary assays and preclinical models, and (3) clinically test product candidates, including in genetically defined patient populations that may be most likely to respond to treatment. We believe that these platform capabilities provide us with the tools to solve the conceptual and technical challenges associated with development of drug candidates for neurodegeneration.

We rely on proprietary immuno-neurology bioinformatics algorithms and methodologies to analyze large genetic datasets from diseased and healthy individuals, brain-based gene expression profiling and proteomics, and human pathology. These proprietary capabilities allow us to rapidly identify tractable targets, pharmacodynamic biomarkers, and patient populations associated with aberrant immune function which lead to neurodegeneration. Specifically, the priorities of our platform efforts are:

- *Target Selection*. Our target selection capabilities address a wide array of factors that we believe inform efficient, optimized therapeutic outcomes, including genetic and mechanistic rationale. We leverage our bioinformatics expertise to identify genetic mutations in the brain immune system that we believe increase the risk of disease onset and progression. We combine our bioinformatic approaches with in-house functional genomics to discover and validate genetic mutations and targets of interest. We utilize state of the art techniques such as CRISPR Activation and Inhibition, single cell transcriptomics, proteomics, metabolomics, microscopic and biochemical readouts in relevant in vitro systems such as hiPSC microglia and in vivo systems such as mouse/rat models to elucidate the immune dysfunction caused by these mutations. We then seek to engineer immune modulating antibody product candidates to functionally counteract the harmful consequence of these genetic mutations. We leverage in vitro and in vivo functional tools to validate the activity of our product candidates and their ability to cross the blood brain barrier enough to be therapeutically effective.

- *Biomarker Selection.* We are able to identify and employ molecular biomarkers, assays, and imaging techniques that are tailored to our product candidates to confirm target engagement and quantify their impact, allowing us to potentially interpret the clinical impact of our compounds earlier than would be expected using traditional clinical measures.

- *Patient Selection.* We utilize genetic screening and biomarkers in certain orphan disease programs to better align a patient's specific diagnosis with the targeted intervention in our clinical studies.

- *Biologics Discovery.* We pursue a comprehensive antibody discovery strategy using in vivo (multiple species, hybridoma and single B cell technology) and in vitro directed evolution (phage and yeast display) approaches. We leverage our advanced antibody engineering capabilities to design and optimize biotherapeutics.

We employ gene expression profiling, proteomics, brain imaging, and data on disease pathology as well as our own preclinical and clinical data to continually refine our proprietary immuno-neurology algorithms and methodologies. Using our drug discovery platform capabilities to identify targets that are validated by human genetics, disease biomarkers, and responsive patient populations, we believe that we are positioned for greater probability of technical success on more efficient timelines relative to historical drug development in neurodegeneration.

Proprietary Blood Brain Barrier Technology

We are developing our proprietary blood brain barrier (BBB) technology as a platform to support selected next-generation product candidates. We refer to our BBB technology as "ABC," for "Alector Brain Carrier." The goal of our technology is to deliver therapeutic antibodies and proteins at a lower dose and provide deeper blood brain barrier penetration while maintaining efficacy and decreasing costs.

Our Pipeline Programs

Figure 3. The following table highlights our clinical programs, preclinical and research programs, BBB technologies, and IP portfolio.

TARGET	CANDIDATE	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	ALECTOR'S COMMERCIAL OWNERSHIP	PARTNERS
PGRN	Latozinemab	FTD-*GRN*				→	U.S. 50-50 profit share with co-promote and tiered double-digit royalties ex-U.S.	GSK
	AL101	AD			→			GSK
TREM2	AL002	AD			→		Global 50-50 profit share with opt-in	abbvie
UD	ADP054-ABC	ALS, AD, PD →						
UD	UD-ABC	AD, PD →					IP portfolio contains 50+ patent families, which include 79 issued patents and >500 pending patent applications directed to more than 20 targets and/or technologies	alector
GCase	ADP050-ABC	PD, LBD →						
GPNMB	ADP027-ABC	PD →						
UD	ADP056-ABC	AD →						

$620 MILLION[2] IN CASH PROVIDES RUNWAY THROUGH 2026

1. Alector is not aware of any other TREM2-activating candidates in a Phase 2 or a Phase 3 trial for AD, PGRN-elevating candidates in a Phase 3 trial for FTD, or PGRN-elevating candidates in a Phase 2 or Phase 3 trial for AD as of February 2024.
2. Cash balance as of December 31, 2023 of $548.9 million plus net proceeds from January 2024 equity offering.

ALS = amyotrophic lateral sclerosis, AD = Alzheimer's disease
PD = Parkinson's disease, LBD = Lewy body disease
ABC = Alector Brain Carrier Technology
UD = undisclosed

Our clinical programs include latozinemab, AL101, and AL002. In addition, we continue to pursue a number of preclinical and research programs in our pipeline for indications including Alzheimer's disease and Parkinson's disease.

Our Progranulin Program

Our first development program is focused on modulating levels of PGRN, a key regulator of microglia function in the brain with strong genetic links to FTD and other neurodegenerative disorders. Individuals carry two copies of the GRN gene that function together to produce healthy levels of PGRN throughout the body. Mutations in both copies of the GRN gene, resulting in homozygous loss-of-function, lead to a neurodegenerative disease called neuronal ceroid lipofuscinosis, which is typified by childhood dementia, vision loss, epilepsy, and death. Mutations in a single copy of the GRN gene result in a drop of between 50% and 70% in the level of PGRN and consequently lead to development of FTD with about 90% penetrance by 75 years of age. Moreover, large scale human genetic studies suggest that regulatory mutations in GRN, the gene encoding PGRN, can increase the risk for Alzheimer's disease and Parkinson's disease, making GRN a risk gene for these disorders as well.

Healthy levels of PGRN are associated with many cellular processes that include normal microglial activities, neuronal survival, and lysosome function. PGRN deficiency disrupts microglia-neuronal homeostasis in the brain and promotes neurodegeneration through the release of cytotoxic cytokines and complement factors by dysfunctional microglia. Moreover, these microglia activate astrocytes, which in turn, damage neurons. Thus, lack of PGRN leads to disrupted health and function of both neurons and microglia and if not corrected, leads to rapid neurodegeneration.


Decrease in PGRN levels due to genetic mutations
Inflammation
Lysosomal Dysfunction
Complement Activation
TDP-43 Accumulation
Microglial dysfunction
Neuronal cell death
Destruction of brain structures
Cognitive and motor decline
Mutations resulting in progranulin deficiencies are causal for FTD, and are a known risk factor for ALS, Alzheimer's and Parkinson's diseases and L.A.T.E.

Figure 4. PGRN deficiency disrupts homeostasis between microglia and neurons and promotes neurodegeneration during aging.

SORT1 Controls PGRN Levels in the Body

Human and mouse genetic studies have identified the PGRN degrading receptor Sortilin (SORT1) as a major negative regulator of PGRN levels in plasma and the brain. SORT1 is a sorting receptor on the cell surface and on the endoplasmic reticulum-Golgi apparatus within the cell. SORT1 binds to extracellular PGRN in the plasma and brain and transports it into cells for degradation by the lysosome resulting in decreasing levels of extracellular PGRN. SORT1 deficiency increases PGRN plasma and brain levels by two to three-fold in mouse models, while variants that modestly reduce expression of SORT1 increase the level of PGRN in humans.

Moreover, genetic loss of SORT1 in mice does not lead to the adverse effects associated with genetic loss of PGRN, and PGRN continues to carry out its neurotrophic functions as expected in the absence of SORT1. These studies and others have indicated to us that blocking SORT1 with a pharmacological agent could be a safe and effective approach in increasing the level of functional PGRN in the brain.

We have developed two distinct product candidates that target SORT1, latozinemab and AL101, designed to increase PGRN levels in the brain of patients to counteract the damage sustained due to low PGRN levels in neurodegenerative disorders. Our first product candidate, latozinemab, is intended to treat orphan disorders, including genetic forms of FTD such as in patients that are missing a functional copy of the GRN gene (FTD-*GRN*). Our second PGRN product candidate, AL101, is intended to treat widely prevalent neurodegenerative disorders such as Alzheimer's disease and Parkinson's disease. We have partnered with GSK to develop and commercialize our

PGRN product candidates. For more information on our collaboration with GSK see the section titled "Business—Strategic Alliance with GSK."

Latozinemab received orphan drug designation from the FDA for the treatment of FTD, as well as Fast Track designation and Breakthrough Therapy designation for the treatment of patients with FTD-*GRN*. Generally, if a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. This means that the FDA may not approve any other new drug application (NDA) or biologics license application (BLA) application to market the same drug or biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity, if FDA revokes the orphan drug designation, or if FDA finds that the holder of the orphan exclusivity has not assured the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Even though the FDA has approved orphan drug status for latozinemab for treatment of FTD, the FDA can still approve other drugs that have a different active ingredient for use in treating FTD. Furthermore, orphan drug exclusivity does not prevent the FDA from approving another marketing application for the same drug product for a different indication before the expiration of the orphan exclusivity period. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Fast Track designation is designed to facilitate the development and expedite the review of therapies which treat serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review, and additionally, a rolling submission of the marketing application. The benefits of Breakthrough Therapy designation include the same benefits as Fast Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Latozinemab for the Treatment of FTD

Our first product candidate, latozinemab, is a human recombinant monoclonal antibody that increases the levels of PGRN in the brains of FTD-*GRN* patients. Administered via intravenous peripheral infusion, latozinemab functions by blocking the SORT1 degradation mechanism for PGRN and increasing the circulating half-life of the functional PGRN in the brain. We are initially developing latozinemab for the treatment of symptomatic FTD due to a progranulin gene mutation.

Overview of FTD

FTD is a rapidly progressing and severe degenerative brain disease with no approved treatment. FTD is a form of dementia found most frequently in individuals less than 65 years old at time of diagnosis. Patients with FTD exhibit a range of personality-related symptoms, including compulsive behavior, lack of restraint, apathy, and anxiety as well as language and behavioral problems. The rate of disease progression in FTD is faster than in Alzheimer's disease. Average life expectancy in FTD patients is seven to 10 years after the start of symptoms. FTD symptoms have an insidious onset with clinical symptoms usually appearing between 45 to 65 years of age at an average age of 58. Hence, FTD is considered an early-onset dementia as compared to late-onset Alzheimer's disease and is more common than Alzheimer's disease in early-onset dementia under the age of 60 years.



Figure 5. MRI of frontal and temporal atrophy in FTD.

Although FTD was poorly understood and thought to be rare, over the past decade the scientific community has gained knowledge about the biology of FTD as well as an awareness of disease prevalence. FTD affects 50,000 to 60,000 people in the United States and approximately 110,000 in the European Union. There are multiple heritable forms of FTD; to date, researchers have identified over 70 inherited loss of function mutations in GRN that lead to FTD. FTD-*GRN* patients represent 5% to 10% of all people with FTD.


Homozygous mutations (100% LOF)
• 100% decrease in PGRN levels
• Dementia, vision loss, epilepsy, death[1]
Heterozygous mutations (50% LOF)
• >50% decrease in PGRN levels
• FTD with >90% penetrance
• Dementia, death within 7-10 years
Regulatory mutations (20% LOF)
• ~20% decrease in PGRN levels
• Risk factor for Alzheimer's, Parkinson's diseases[1]
Plasma[2]
Cerebrospinal fluid (CSF)[2]
Plasma PGRN (ng/ml)
CSF PGRN (ng/ml)
P < 0.001
P < 0.001
Healthy controls
Presymptomatic carriers
GRN patients

Figure 6. Mutations in a single copy of GRN result in a 50% or greater decrease in the level of PGRN and result in a greater than 90% probability of developing FTD. (1) Rhinn H, Tatton N, McCaughey S, Kurnellas M, Rosenthal A. Progranulin as a therapeutic target in neurodegenerative diseases. Trends in Pharmacological Sciences. 2022 Aug; 43(8):641-652. DOI: 10.1016/j.tips.2021.11.015. PMID: 35039149. (2) Meeter L et al Progranulin Levels in Plasma and Cerebrispinal Fluid in Granulin Mutation Carriers. Dement Geriatr Cogn Disord Extra 2016;6:330-340. DOI: 10.1159*000447738

In FTD-*GRN* patients, inhibition of SORT1 through latozinemab represents a potential mechanism to compensate for the over 50% reduction of PGRN. Latozinemab is intended to reduce the ability of SORT1 to bind to and degrade PGRN, leading to increases in the levels of PGRN by increasing its circulating half-life. We have tested our PGRN program antibodies in various animal models, healthy volunteers, and FTD-*GRN* patients and have achieved significantly elevated, long-lasting levels of PGRN in the brain after intravenous administration.



Figure 7. Mechanism of action for our PGRN programs. Latozinemab (referred to as AL001) binds to SORT1 and prevents degradation of PGRN, increasing its circulating half-life significantly. A similar mechanism of action is also applicable for AL101.

Our PGRN Product Candidates' Development Plan and Clinical Trial Results to Date

Latozinemab is currently being studied in a global pivotal Phase 3 trial in both at-risk and symptomatic participants with FTD-*GRN*, named INFRONT-3. The randomized, double-blind, placebo-controlled trial previously planned to enroll up to 180 FTD-*GRN* mutation carriers across approximately 50 clinical sites in the United States, Canada, Europe and Australia. Symptomatic and at-risk participants were randomized to receive latozinemab or placebo intravenously every four weeks. Participants are also given the option to continue receiving treatment in an open-label extension (OLE) study. In June 2022, the first participant from the INFRONT-3 study was enrolled in the optional OLE designed to assess the long-term safety, tolerability, and efficacy of latozinemab in participants who have completed 96 weeks in the INFRONT-3 study, and enrollment in the OLE continues. The primary endpoint of our pivotal Phase 3 trial is to measure the effect of latozinemab on clinical decline by utilizing the CDR® plus NACC FTLD-SB assessment, which evaluates clinical impairments in behavior, language, memory, judgment, and functional activities in trial participants. In addition, our Phase 3 trial will assess secondary clinical endpoints, multiple biomarkers, and safety. We and GSK held a Type C meeting with the FDA and received scientific advice from the EMA regarding the pivotal INFRONT-3 Phase 3 clinical trial of latozinemab in participants with frontotemporal dementia due to FTD-*GRN*. We and GSK previously aligned with the FDA and EMA to conduct the primary analysis on symptomatic participants in INFRONT-3. The companies performed a sample size re-estimation that supported enrollment of approximately 90-100 symptomatic participants for a treatment duration of 96 weeks. In October 2023, we achieved our target enrollment in INFRONT-3 with 103 symptomatic and 16 at-risk participants enrolled. Target enrollment was based on feedback from the FDA and EMA. Enrollment completion is subject to revised protocol approval in countries outside the United States.

In 2021, we presented data for latozinemab from our ongoing open-label Phase 2 INFRONT-2 clinical trial. INFRONT-2 was designed to establish the safety and tolerability of chronic administration of latozinemab at therapeutic doses, and the study also measured biomarkers of disease and clinical outcomes. Results from up to 12 symptomatic FTD-*GRN* patients treated over 12 months in an open-label study showed that latozinemab was well tolerated. Treatment with latozinemab restored PGRN in both plasma and CSF to levels seen in healthy volunteer age-matched controls for the duration of treatment.



Figure 8. Latozinemab restores PGRN in plasma and CSF of FTD-*GRN* participants to levels seen in healthy volunteer age-matched controls.

In addition to assessing PGRN levels in plasma and CSF, we evaluated disease-associated proteins, including lysosomal (e.g., CTSD, LAMP1), complement (C1QB), and astrogliosis (GFAP) biomarkers along with NfL. In our Phase 2 trial results presented in 2021, many of these disease-relevant biomarkers of lysosomal function, complement activation, astrogliosis, and neuronal health trended toward normalization or remained stable over 12 months of treatment compared to baseline and age-matched controls.


Lysosomal dysfunction - CTSD
Lysosomal dysfunction - LAMP1
Complement activation - C1QB
Concentration (fmol/uL)
Control¹
Baseline²
6 mos. AL001³
12 mos. AL001⁴
FTD-GRN patients

Figure 9. Latozinemab treatment normalizes lysosomal and complement biomarkers in CSF symptomatic FTD-*GRN* patients enrolled in our open label Phase 2 trial. (1) The control group included N = 44 age-matched procured control samples, (2) at Baseline N = 11 FTD-*GRN* participants, (3) at 6 months treatment with latozinemab N = 9 FTD-*GRN* participants, and (4) at 12 months treatment with latozinemab N = 10 FTD-*GRN* participants


GFAP Plasma Concentration
GFAP CSF Concentration
Plasma Concentration of GFAP (pg/mL)
CSF Concentration of GFAP (ng/mL)
Range in asymptomatic FTD-GRN¹: 101.17 – 228.63 pg/mL
Range in asymptomatic FTD-GRN¹: 2.61 - 10.7 ng/mL
Weeks
n

Figure 10. Latozinemab treatment decreases Glial Fibrillary Acidic Protein (GFAP) levels towards normal levels in plasma and CSF of asymptomatic FTD-*GRN* participants enrolled in our Phase 2 trial, suggesting a reduction in astrogliosis.


NfL Plasma Concentration
NfL CSF Concentration
Plasma Concentration of NfL (pg/mL)
CSF Concentration of NfL (ng/mL)
Weeks
n

Figure 11. NfL levels in plasma and CSF are stable over 12 months in latozinemab-treated symptomatic FTD-*GRN* participants enrolled in our Phase 2 trial.

To provide context for the clinical outcomes observed in the open-label INFRONT-2 trial, a matched control cohort of ten FTD-*GRN* participants from the GENFI2 consortium was created using the propensity score matching technique. These ten GENFI2 patients were identified based on the CDR® NACC FTLD SB at baseline and further

refined by matching based on age, NfL levels, and clinical diagnosis at baseline, all done on a blinded basis without access to longitudinal results.

Using volumetric MRI, we found a greater than 10% reduction in the atrophy rates in favor of the latozinemab treated FTD-*GRN* patient population for the whole brain and frontotemporal cortex measures, and an approximately 50% reduction in the rate of ventricular enlargement, relative to the matched control GENFI2 cohort of FTD-*GRN*.



Figure 12. vMRI data suggest slowing of ventricular enlargement and brain atrophy in latozinemab treated FTD-*GRN* patients enrolled in our open label Phase 2 trial.

In our Phase 2 trial, we also assessed clinical outcomes using the CDR® plus NACC FTLD-SB scale. The CDR® plus NACC FTLD-SB is the Clinical Dementia Rating Scale plus National Alzheimer's Coordinating Center frontotemporal lobar degeneration sum of boxes rating scale developed for patients with FTD. Latozinemab treatment was estimated to slow disease progression by 48% in 12 FTD-*GRN* patients at 12 months relative to matched GENFI2 controls.



Figure 13. Treatment with latozinemab showed a slowing of clinical progression in FTD-*GRN* patients enrolled in our open label Phase 2 trial relative to matched GENFI2 controls. Random Coefficient Model with Repeated Measurements including baseline and all available post-baseline measurements up to 12 months.

In prior clinical trials, latozinemab was well tolerated and demonstrated proof of mechanism. In our Phase 1a trial (n=50) in healthy volunteers, latozinemab was well tolerated. In our Phase 1b portion of the trial (n=14) in FTD-*GRN* patients, there was a statistically significant increase in PGRN levels relative to baseline when compared to pooled placebo in plasma and in CSF at the pre-specified follow-up time point. In addition, results from these

Phase 1 studies showed that latozinemab was generally well tolerated, with no drug-related serious adverse events or dose-limiting adverse events reported in the trial.



Sustained increase in CSF PGRN in AL001 Phase 1b study
Pre-dose
Pre-dose
12 days post-dose
Pre-dose*
56 days post-dose
CSF Progranulin Level (ng/ml)
Healthy Volunteers (HV) (N = 33)
Asymptomatic (aFTD-GRN) Single dose (N = 6)
Symptomatic (FTD-GRN) 3 doses every 2 weeks (N = 8)

Figure 14. Latozinemab restores PGRN levels in symptomatic and asymptomatic FTD-*GRN* patients back to the normal range as seen in healthy volunteers.

Following their completion of the Phase 2 study or Phase 3 OLE study, we plan to give participants the option of enrolling in a continuation study, which will continue to assess the long-term safety of latozinemab and to enable participants to remain on study drug.

Potential Additional Applications for Latozinemab

In order to treat any other neurodegenerative diseases including FTD patients other than those with *GRN* mutations with latozinemab, we will be required to conduct additional clinical studies to obtain the applicable approvals for those specific patient populations. For example, excess aggregation of TDP-43 in brain cells is thought to lead to neuronal cell death and is associated with multiple neurodegenerative diseases, including both FTD and ALS. We enrolled an additional genetic subset of FTD patients (FTD-*C9orf72*) in our open-label Phase 2 clinical trial of latozinemab and we will need to conduct an appropriate Phase 3 clinical trial to potentially obtain approval for treatment of FTD in the genetic subset of patients.

In 2021, we initiated a Phase 2 clinical trial evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of latozinemab in people with ALS who carry a *C9orf72* mutation. In preclinical studies using multiple models of acute and chronic neurodegeneration, increasing progranulin levels has been shown in the literature to reverse and be protective against TDP-43 pathology. In light of the evolving ALS landscape, we closed that Phase 2 study to additional enrollment, and we and GSK continue to evaluate plans for development of latozinemab in ALS.

AL101 for the Treatment of Alzheimer's Disease and Parkinson's Disease

We are developing a second product candidate in our PGRN programs, AL101, a human recombinant monoclonal antibody that also targets SORT1 and is designed to elevate progranulin levels similar to latozinemab. We are developing AL101 to target large chronic neurodegenerative diseases, such as Alzheimer's disease and Parkinson's disease. Excess aggregation of TDP-43 in brain cells is thought to lead to neuronal cell death and is associated with Alzheimer's disease and Parkinson's disease.

Polymorphic mutations that moderately reduce the expression levels of PGRN have been shown to increase the risk of developing Alzheimer's disease and Parkinson's disease, and increased PGRN levels have been demonstrated to be protective for these diseases in animal models.

In February 2024, GSK dosed the first participant in the PROGRESS-AD global Phase 2 clinical trial of AL101/GSK4527226 in early AD.

In 2022, we presented interim data from our Phase 1 clinical trial testing the safety, tolerability, pharmacokinetics, pharmacodynamics, and bioavailability of single doses of intravenously or subcutaneously administered AL101 in healthy volunteers. AL101 increased progranulin levels in the periphery and the brain persisting for one month. AL101 was found to be well tolerated at all doses administered. We completed enrollment of additional cohorts to test multiple doses of AL101 administered intravenously and subcutaneously. AL101 was well tolerated and increased PGRN levels in plasma and CSF in a dose-dependent manner. In the two multiple dose (MD) cohorts, 27 healthy volunteers received either AL101 30 mg/kg IV every four weeks (q4w) for a total of four doses [n=11] or AL101 300 mg subcutaneously (SC) every two weeks (q2w) for a total of seven doses [n=13]. Three volunteers received MD IV placebo. AL101 was found to be generally well tolerated following MD IV (q4w) and SC (q2w) administrations. Consistent with previously presented data following single doses, AL101 was measurable in the CSF following multiple IV and SC doses. MD administration of AL101 increased plasma and CSF PGRN levels, with a higher elevation observed in the AL101 30 mg/kg MD IV group than in the AL101 300 mg MD SC group. Multiple IV doses of AL101 at 30 mg/kg increased and maintained the levels of PGRN at approximately 160% to 200% (2.6- to 3-fold) above baseline in plasma and approximately 80% (1.8-fold) above baseline in the CSF. The PK and PD profile of AL101 following single and multiple IV doses support future development in chronic neurodegenerative conditions such as AD and PD.



Plasma PGRN
CSF PGRN
Percentage change from baseline (%)
Nominal time (days)
AL101 300 mg MD SC
AL101 30 mg/kg MD IV
Pooled Placebo MD IV

Figure 15. AL101 treatment increased PGRN levels in healthy volunteers enrolled in our Phase 1 trial.

Overview of Alzheimer's Disease

Alzheimer's disease is a chronic neurodegenerative disease that usually starts slowly in people over 65 years of age and worsens over time. It is the most common cause of dementia, accounting for 60% to 70% of all cases. The most common early symptom of Alzheimer's disease is difficulty in remembering recent events. As the disease advances, symptoms can include problems with language, disorientation, mood swings, loss of motivation, failure to manage self-care, and behavioral issues. As a person's condition declines, they often withdraw from family and society. Gradually, bodily functions are lost, leading to death. Although the speed of progression can vary, the typical life expectancy following diagnosis is eight to ten years.

While estimates of the prevalence of Alzheimer's disease vary, the Alzheimer's Association estimates that in 2022, there were more than 6.5 million Americans ages 65 and older suffering from Alzheimer's disease and that number is projected to nearly triple by 2060. Alzheimer's disease is the sixth leading cause of death in the United States and the fifth-leading cause of death for those ages 65 and older.

In addition to its debilitating effect on patients' cognition and day-to-day functioning, Alzheimer's disease places a significant burden on the healthcare system. According to the Alzheimer's Association, the aggregate cost of care in 2023 for patients with Alzheimer's disease and other types of dementia in the United States was estimated to be $345 billion, approximately 64% of which is borne by the Medicare and Medicaid systems. Total payments for health care, long-term care, and hospice care for people with Alzheimer's and other dementias in the United States are projected to increase to nearly $1.0 trillion in 2050.

Our TREM2 Program

TREM2 is a transmembrane receptor protein that is expressed on a subset of innate immune cells and selectively on microglia in the brain. TREM2 on microglia cells is thought to promote improved cell migration to the site of injury, improved cell survival, increased phagocytosis, and increased cell proliferation. Rare individuals

with homozygous TREM2 mutations, or mutations on both chromosomal copies, may develop neurodegeneration by the age of 40 with an average lifespan of 10 years following diagnosis. A gene variant in one of the two copies of TREM2 is found to increase the risk of Alzheimer's disease by three-fold. Not only do mutations in a single copy of TREM2 increase the risk of Alzheimer's disease significantly, but Alzheimer's disease patients with TREM2 mutations also exhibit an earlier onset of symptoms by three years and an increased rate of brain volume loss compared to individuals without such mutations. Evidence also suggests that a gain of function mutation leading to increased expression of TREM2 confers a protective phenotype against Alzheimer's disease.

The discovery of strong genetic linkage of TREM2 to Alzheimer's disease in 2013 was one of the first examples in which large scale genomic analyses were used to identify a rare gene variation and link it to an increase in the risk of late-onset Alzheimer's disease.

TREM2 binds to membrane lipids and lipoproteins such as Apolipoprotein E (ApoE) which are normally found in the brain. Polymorphisms in the gene for ApoE are also known to significantly increase the risk of development of Alzheimer's disease and are the single highest risk factor for Alzheimer's disease.

AL002 for the Treatment of Alzheimer's Disease

Our product candidate, AL002, is a humanized, TREM2 activating, monoclonal antibody that is intended to be delivered by intravenous, peripheral infusion. AL002 is a microglia cell regulator that modulates the TREM2 receptor and is being developed for the treatment of Alzheimer's disease in collaboration with AbbVie. For more information on our collaboration with AbbVie see the section titled "Business—Strategic Alliance with AbbVie."



Figure 16. Mechanism of action of our TREM2 activating product candidate AL002.

There are currently no cures for Alzheimer's disease. Two therapies directed at the underlying pathology of the disease have been approved by the FDA with evidence of reduction of amyloid beta plaques and potential clinical benefit. Both aducanumab and lecanemab received accelerated approval from the FDA based on a surrogate endpoint, the reduction of amyloid beta plaque in the brain. The FDA subsequently granted full approval of lecanemab based on the cognitive endpoint. Other classes of approved therapies are for symptomatic treatment including, acetylcholinesterase inhibitors and glutamatergic modulators. Drugs for symptomatic treatment are intended to help preserve neuronal communication, but only provide temporary benefit and do not slow or halt neuronal death. In addition, antidepressants and antipsychotics are often prescribed off-label to treat the symptoms of severe Alzheimer's disease in patients suffering from agitation, aggressive behaviors, psychosis, and depression.

Recent drug candidates under development for Alzheimer's disease include those focused on blocking synthesis, enhancing clearance or disaggregating misfolded amyloid beta or tau proteins in the brain, reversing chronic inflammation, and repairing vascular dysfunction, metabolic dysregulation, as well as neurotoxicity. Almost all of these candidates were designed to target just one of the multiple Alzheimer's disease pathologies, and most of these drug candidates have so far failed to demonstrate significant benefit.

Although amyloid beta plaques and tau protein in the brain represent physical pathologies of the disease and are believed to cause a loss of neuronal connectivity in the brain and neuronal death, recent scientific data paints a more complex picture. We believe more efficacious therapies will likely require addressing multiple pathologies including those associated with microglial failure.

Our TREM2 Clinical Program

In January 2021, we initiated INVOKE-2, our Phase 2 trial in Alzheimer's disease patients in early stages of the disease. The randomized, double-blind, placebo-controlled, dose-ranging, multi-center Phase 2 trial was intended to enroll approximately 265 participants with early AD at up to 90 sites globally, and in 2023 we added additional participants in the ongoing INVOKE-2 trial to replace discontinuations, including APOE e4/e4 participants, from the study. The primary endpoint of our Phase 2 trial will measure disease progression utilizing the Clinical Dementia Rating Sum of Boxes (CDR-SB). The trial will also measure multiple fluid and imaging biomarkers, and assess several secondary clinical, pharmacokinetic and pharmacodynamic endpoints, as well as safety to generate data enabling pivotal Phase 3 studies. In January 2023, the first participant from the INVOKE-2 study was enrolled and dosed in an LTE of our Phase 2 clinical trial. In the third quarter of 2023, we completed enrollment of 381 patients in the INVOKE-2 clinical trial, with data expected in the fourth quarter of 2024.

Treatment-emergent MRI findings resembling amyloid related imaging abnormalities (ARIA) have been observed in the INVOKE 2 study. ARIA are MRI findings that may include vasogenic edema, sulcal effusions, microhemorrhages and/or superficial siderosis. The incidence of ARIA has been shown to increase in Alzheimer's disease patients with the administration of certain Alzheimer's disease therapeutics, namely anti-β-amyloid antibodies. We do not yet know whether the biological mechanism(s) causing these MRI changes are the same as that associated with the ARIA that has been described with anti-amyloid beta antibodies. In our INVOKE-2 Phase 2 clinical trial, most cases resembling ARIA were asymptomatic and non-serious. However, a small number of ARIA-related serious adverse events occurred early in the trial in patients with the APOE e4/e4 genotype, as previously reported. To mitigate risks associated with ARIA, at that time we voluntarily discontinued dosing and enrollment of APOE e4/e4 participants in our INVOKE-2 Phase 2 clinical trial. Following these changes, a small number of ARIA-related serious adverse events occurred in patients who are non-homozygous for the APOE e4 allele. We continue to implement earlier MRI monitoring, and are following recently published guidelines for ARIA monitoring and management. We are conducting this study under the guidance of an IDMC, which is allowed to review unblinded data and to make trial recommendations.

In 2019, we completed the Phase 1a portion (n=56) of a clinical trial in healthy volunteers with AL002. AL002 was well tolerated in the single ascending dose part of our Phase 1 trial. In addition, a dose dependent and statistically significant change in both soluble TREM2 (sTREM2) and downstream biomarkers for microglia functionality in CSF were observed upon treatment, indicating both target engagement and proof-of-mechanism in healthy volunteers. Based on the tolerability observed in our Phase 1a healthy volunteer trial, as well as encouraging biomarker data, we initiated the Phase 1b portion of the trial with AL002 in participants with Alzheimer's disease. However, based on the data collected to date in preclinical studies as well as in healthy volunteers, and in alignment with our partner AbbVie, we closed enrollment in the Phase 1b trial, which was impacted by the COVID-19 pandemic, and shifted to initiating our Phase 2 trial. In our Phase 1 clinical trial, AL002 demonstrated tolerability, target engagement, and proof-of-mechanism in the central nervous systems of healthy volunteers and Alzheimer's disease patients.


Dose-Dependent Reduction in CSF sTREM2 (Mean +-SD), Associated with Target Engagement[2]
N = 34
p < 0.001
% change from baseline
Placebo
6 mg/kg
15 mg/kg
30 mg/kg
45 mg/kg
60 mg/kg
Dose-Dependent Elevation in CSF sCSF-1R (Mean +-SD), Associated with Microglia Activation[2]
N = 34
p < 0.05
% change from baseline
Placebo
6 mg/kg
15 mg/kg
30 mg/kg
45 mg/kg
60 mg/kg

Figure 17. In healthy volunteers, a dose dependent decrease in sTREM2 and an increase in CSF-1R, a biomarker of microglial activation was observed in our AL002 Phase 1 clinical trial. CSF samples were taken from the five highest dose cohorts. The data shown are derived from analysis of CSF samples from 34 healthy volunteers (* denotes p<0.05 by T-test, *** denotes p<0.001 by T-test).

Our TREM2 Preclinical Data

AL002 binds to TREM2 on the surface of microglia and is designed to optimize microglial activity through the phosphorylation of Spleen Associated Tyrosine Kinase. With prominent academic collaborators, we demonstrated that AL002s, an antibody that is functionally similar to AL002 but cross-reacts with mouse TREM2, can normalize gene expression signatures associated with Alzheimer's disease and reduce pathology in a mouse model of Alzheimer's disease. Furthermore, AL002c, a form of AL002 with a murine Fc region, was shown to induce microglial proliferation and amyloid plaque compaction and decrease dystrophic neurites associated with damaged neurons in a severe amyloid mouse model that expresses either the normal or genetic risk variant of the human TREM2.


Normal Mice
AD Mice
****
Discrimination index
control IgG
AL002s
control IgG
AL002s

Figure 18. AL002s significantly improves cognitive deficit in a mouse model of Alzheimer's disease. (**** indicates p<0.0001 by T-test)

Add-on and Potential Combination Use of Our Product Candidates

Our therapies are also likely to act in conjunction with each other or with other experimental drugs that are designed to remove pathological proteins. Therapies such as antibodies against amyloid-beta, tau filaments or misfolded alpha-synuclein protein are designed to tag the pathological proteins and recruit microglia to dispose of the drug/pathological protein complex. Aging microglia are less likely to perform this function effectively, and our immuno-neurology therapies could ameliorate this deficiency. We intend to explore various combination strategies

in preclinical models and will, in the future, consider moving this strategy into the clinic based upon results from preclinical models.

Strategic Alliance with GSK

Overview

In July 2021, we entered into a Collaboration and License Agreement with GSK, pursuant to which we and GSK will collaborate on the global development and commercialization of progranulin-elevating monoclonal antibodies, including latozinemab and AL101. The GSK Agreement became effective on August 17, 2021.

Under the terms of the GSK Agreement, we received $700 million in upfront payments, of which $500 million was received in August 2021 and $200 million was received in January 2022. In addition, we may be eligible to receive up to an additional $1.5 billion in clinical development, regulatory, and commercial launch-related milestone payments, including $160 million for the first commercial sale in the United States and $90 million for the first commercial sale in at least two of the following countries: France, Germany, Italy, Spain, or the United Kingdom. In the United States, the parties will equally share profits and losses from commercialization of latozinemab and AL101. Outside of the United States, we will be eligible for double-digit tiered royalties.

The parties will jointly develop latozinemab and AL101, with GSK conducting Phase 3 clinical trials for Alzheimer's disease and Parkinson's disease and other non-orphan indications. GSK will also conduct the initial Phase 2 trial for AL101 in Alzheimer's disease. Development costs will be shared 60% by GSK and 40% by us, except that we will solely bear the development costs of the initial Phase 2 clinical trials under the development plan, and the parties will share manufacturing development costs equally.

In May 2023, we and GSK amended the GSK Agreement. Under the terms of the GSK Amendment, we are responsible for funding and sharing in GSK's and our development costs up to $140.5 million for the conduct of the initial Phase 2 trial for AL101 in Alzheimer's disease.

In the United States, the parties will be jointly responsible for commercialization of latozinemab and AL101, with us leading the commercialization for orphan indications and GSK leading the commercialization for Alzheimer's disease and Parkinson's disease and other non-orphan indications. Outside of the United States, GSK will be solely responsible for commercialization of latozinemab and AL101 for all indications. We may opt out of the sharing of development costs and of profit and losses from commercialization in the United States on a product-by-product basis. In such case, we will no longer conduct development or commercialization of that product and the Company will receive tiered royalties on net sales in the United States instead of a share of profits or losses. GSK may terminate the agreement with 180 days' notice at any time, but we would not need to repay any portion of the payments received.

Governance. The collaboration is governed by a joint steering committee (JSC). The JSC may establish additional subcommittees to oversee particular projects or activities. Subject to limitations specified in the GSK Agreement, if the applicable governance committee is unable to make a decision by consensus and the parties are unable to resolve the issue through escalation to specified senior executive officers of the parties, then the issue is escalated to an alternative dispute resolution subject to final decision-making rights retained by each party.

Exclusivity. During the term of the GSK Agreement, each of Alector and GSK are subject to exclusivity requirements prohibiting certain activities outside of the GSK Agreement directed to targets under the GSK Agreement.

Intellectual Property. Ownership of intellectual property created in connection with the GSK Agreement is generally determined on the basis of inventorship. Generally, we have the first right to control prosecution and maintenance of licensed patents, including patents developed solely by us or jointly by the parties, in the United States, and GSK has the first right to control prosecution and maintenance of such patents outside the United States. GSK has the first right to prosecute infringement of such patents by certain third-party products. The parties shall mutually agree on which party shall control the defense against claims that a product developed under either of the programs that are the subject of the GSK Agreement infringes third-party intellectual property rights, with the party against whom such claims have been filed having the first right to defend in the absence of such mutual agreement.

Term and Termination. At any point during the term of the GSK Agreement, after a specified notice period, GSK can terminate the GSK Agreement in its entirety for convenience. Additionally, GSK or we can terminate the

GSK Agreement in connection with a material breach of the GSK Agreement by the other party that remains uncured for a specified period of time.

Strategic Alliance with AbbVie

Overview

In October 2017, we entered into the Co-Development and Option Agreement with AbbVie. The primary goal of our global strategic collaboration with AbbVie is to co-develop and commercialize therapeutics to treat Alzheimer's and other neurodegenerative diseases.

Under the AbbVie Agreement, we granted AbbVie an exclusive option to global development and commercialization for our TREM2 and SIGLEC 3 programs. The terms of the AbbVie Agreement included initial upfront payments of $205.0 million and $20.0 million from the sale of shares of our stock. We are responsible for the design and execution of Phase 1 and Phase 2 studies. In June 2022, AbbVie provided notice of termination with respect to the SIGLEC 3 program. In February 2023, we and AbbVie amended the AbbVie agreement, which resulted in our receiving a $17.8 million milestone payment for the dosing of the first patient in a long-term extension (LTE) study and a $12.5 million payment for the enrollment of additional patients. If AbbVie exercises its option for the TREM2 program, we will receive $250.0 million. Additionally, under the terms of the AbbVie Agreement, we will be eligible to earn up to an additional $225 million in milestone payments related to the regulatory approval for up to three indications. Following AbbVie's option exercise for the TREM2 program, AbbVie would be responsible for certain development activities and global commercialization, taking advantage of its global clinical trial expertise and commercialization networks. Additionally, following AbbVie's option exercise, we may opt out of sharing development costs and profits and instead receive a tiered royalty on sales of products. Through this partnership, we aim to leverage the strengths of both organizations efficiently to best achieve the desired outcome.

Exercise of option. AbbVie may exercise its option for the TREM2 program at any time until the expiration of the option term. The option term ends following a fixed period after AbbVie receives our data package resulting from our TREM2 research and development program. If AbbVie does not exercise its option during the option term for a product candidate, we will retain all rights to the TREM2 program. If AbbVie exercises its option for the TREM2 program, then AbbVie will lead development and commercialization activities worldwide. After AbbVie opts in, AbbVie must use commercially reasonable efforts to develop and commercialize AL002 globally.

Governance. The collaboration is governed by a joint steering committee (JSC). The JSC may establish additional subcommittees to oversee particular projects or activities. Subject to limitations specified in the AbbVie Agreement, if the applicable governance committee is unable to make a decision by consensus and the parties are unable to resolve the issue through escalation to specified senior executive officers of the parties, then the issue is escalated to an alternative dispute resolution subject to final decision-making rights retained by each party.

Exclusivity. During the term of the AbbVie Agreement, we and AbbVie are subject to exclusivity requirements prohibiting certain activities outside of the AbbVie Agreement directed to TREM2.

Intellectual Property. Ownership of intellectual property created in connection with the AbbVie Agreement is generally determined on the basis of inventorship. Generally, each party has the first right to prosecute and maintain its own patents. We generally have the first right to prosecute and maintain joint patents prior to AbbVie's exercise of its option for the program relating to such patents, and AbbVie has the right following its exercise of such option. AbbVie has the first right to prosecute any infringement of jointly held patents developed under the AbbVie Agreement and our patents that are licensed under the AbbVie Agreement. Additionally, AbbVie has the sole right to prosecute its own patents. AbbVie has the first right to defend against claims that a product developed under the TREM2 program that is the subject of the AbbVie Agreement infringe third-party intellectual property rights.

Term and Termination. At any point during the term of the AbbVie Agreement, including during the research, development, and clinical trial process, AbbVie can terminate the AbbVie Agreement for convenience. In that event, all rights related to the TREM2 program revert to us. Additionally, AbbVie or we can terminate the AbbVie Agreement in connection with a material breach of the AbbVie Agreement by the other party that remains uncured for a specified period of time.

Adimab Collaboration Agreements

Overview – 2014 Adimab Collaboration Agreement (2014 Adimab Agreement)

In 2014, we entered into the 2014 Adimab Collaboration Agreement (the 2014 Adimab Agreement). Under the 2014 Adimab Agreement, we are required to fund, and we and Adimab LLC (Adimab) are required to use commercially reasonable efforts to conduct, certain research to discover and optimize antibodies directed against targets selected by us. We are developing antibodies discovered by Adimab in our latozinemab and AL101 product candidates, and we are developing an antibody optimized by Adimab in our AL002 product candidate.

Governance. Our collaboration with Adimab is governed by a research committee consisting of at least two representatives from each party. The research committee prioritizes among research programs and prepares and finalizes new proposed research plans, among other activities. If the research committee is unable to make a decision by consensus and the parties are unable to resolve the issue through escalation to specified senior executive officers of the parties, then either party may seek arbitration of the matter.

Exclusivity. Pursuant to the 2014 Adimab Agreement, each party is subject to limitations on its ability to use information or material provided by the other outside the scope of the collaboration.

Intellectual Property. Ownership of intellectual property arising from the research is generally owned by the party that invents or creates the applicable intellectual property, although certain categories of intellectual property are specifically assigned to one party or the other. For example, patent rights relating to improvements to Adimab's background platform technology that are invented in the course of the research are assigned to Adimab. Prior to our exercise of the option described below, we and Adimab each grant the other a non-exclusive license to the relevant intellectual property we own to allow each party to carry out its rights and obligations in connection with the research; and except for Adimab's retained rights to continue using and licensing its own libraries, each party agrees not to practice or license the patents arising out of the research that it owns for any purpose other than to carry out its rights and obligations in connection with the research. Generally, each party has the obligation to prosecute, maintain, defend, and enforce its own patents, but we are subject to certain contractual restrictions on our ability to prosecute, practice, and license certain of our patents that arose out of the research. These restrictions are lifted once we exercise the option described below as to such patents.

Exercise of Options. The 2014 Adimab Agreement granted us an exclusive option to obtain certain rights relating to a specified number of antibodies discovered or optimized by Adimab directed against the targets we selected. The option extended to ownership of patent rights specifically covering the sequences of such antibodies, and the right to obtain worldwide, royalty-bearing, sublicensable licenses under certain technology owned or developed by Adimab to research, develop, make, have made, use, sell, offer to sell, import and export such antibodies and products based on such antibodies for all human therapeutic, prophylactic and diagnostic uses. These licenses are exclusive, except as to Adimab background and platform technology and Adimab's retained rights to continue using and licensing its own libraries, as to which the licenses are non-exclusive. We have confirmed with Adimab in writing that key patents we have filed relating to the programs partnered with AbbVie claim inventions owned solely by us, and do not include any such background or platform technology of Adimab. All of our options under the 2014 Adimab Agreement have either expired, are in the process of being exercised, or, with respect to multiple targets and hundreds of antibodies (including the target programs partnered with AbbVie), have already been exercised. Upon our exercise of the option with respect to a target, we are subject to an obligation to devote commercially reasonable efforts to commercialize products using the optioned rights to such target. The assigned and licensed patent rights we obtained from these option exercises are described in more detail above under the section titled "Business—Intellectual Property."

Financial terms. We fund Adimab's research in connection with our collaboration, in accordance with the terms and limitations described in the 2014 Adimab Agreement. We also have potential milestone payments per program for use of antibodies and low- to mid-single digit royalty payments for commercial sales of products incorporating such antibodies. However, if we enter into any transaction granting rights to the inventions or sell products created as a result of a collaboration with a third party, we have a choice to pay a share of the resulting revenue instead of royalties from such sales.

Term and Termination. We are able to terminate the 2014 Adimab Agreement, in its entirety or with respect to a products or antibodies directed to particular targets, on three months prior written notice to Adimab. In addition, either party can terminate the 2014 Adimab Agreement in its entirety, or, subject to certain limitations, with respect to specific optioned rights, for material breaches that remain uncured after 90 days' notice to the breaching party. In the case of a termination before expiration of the 2014 Adimab Agreement, we would have certain continuing payment obligations to Adimab, or would be required to adhere to certain restrictions as to the fruits of the collaboration. The 2014 Adimab Agreement expires on the twelfth anniversary of the first commercial sale of the products created under the collaboration, on a product-by-product and country-by-country basis. The licenses we and Adimab granted to each other do not survive, subject to certain limitations.

Overview—2019 Adimab Collaboration Agreement (2019 Adimab Agreement)

In 2019, we entered into another Adimab collaboration agreement (the 2019 Adimab Agreement). Under the 2019 Adimab Agreement, we are required to fund, and we and Adimab are required to use commercially reasonable efforts to conduct, certain research to discover and optimize antibodies directed against targets selected by us. We have not yet identified any research programs under the 2019 Adimab Agreement.

Governance. Our collaboration with Adimab is governed by a research committee consisting of at least two representatives from each party. The research committee facilitates communication regarding research under the 2019 Adimab Agreement and has the limited authority to amend a research plan in a manner not substantially affecting the resources required from a party. If the research committee is unable to make a decision by consensus, no decision will be taken.

Exclusivity. Pursuant to the 2019 Adimab Agreement, each party is subject to limitations on its ability to use information or material provided by the other outside the scope of the collaboration.

Intellectual Property. Ownership of intellectual property arising from the research is generally owned by the party that invents or creates the applicable intellectual property, although certain categories of intellectual property are specifically assigned to one party or the other. Certain intellectual property relating to Adimab's background platform technology including any improvements thereto that are invented in the course of the research are assigned to Adimab. Patents covering antibodies that are the subject of the collaboration are owned by us; however, prior to our exercise of the option described below, we are prohibited from practicing such patents for any purpose other than to perform our research obligations under the 2019 Adimab Agreement. Upon the expiration of the option term described below, in the event we elect not to exercise our option right with respect to an antibody, ownership of such patents is transferred to Adimab. Prior to our exercise of the option described below, we and Adimab each grant the other a non-exclusive license to the relevant intellectual property we own to allow each party to carry out its rights and obligations in connection with the research. Generally, each party has the obligation to prosecute, maintain, defend, and enforce its own patents, but we are subject to certain contractual restrictions on our ability to prosecute, practice, and license certain of our patents that arose out of the research. These restrictions are lifted once we exercise the option described below as to such patents.

Exercise of Options. The 2019 Adimab Agreement granted us an exclusive option to obtain certain rights relating to a specified number of antibodies discovered or optimized by Adimab directed against the targets we selected. The option extends to ownership of the applicable optioned antibody, and the right to obtain worldwide, royalty-bearing, sublicensable non-exclusive licenses under certain technology owned or developed by Adimab to research, develop, make, have made, use, sell, offer to sell, import and export such antibodies and products based on such antibodies for all human therapeutic, prophylactic and diagnostic uses. Upon our exercise of the option with respect to a target, we are subject to an obligation to devote commercially reasonable efforts to commercialize products using the optioned rights to such target.

Financial terms. We fund Adimab's research in connection with our collaboration, in accordance with the terms and limitations described in the 2019 Adimab Agreement. We are also responsible for certain development fees and, in the event we exercise the option right, we are obligated to pay an option fee. We also have potential milestone payments per product for use of antibodies, subject to certain limitations on total payments owed on any given target, and low-single digit royalty payments for commercial sales of products incorporating such antibodies.

Term and Termination. We are able to terminate the 2019 Adimab Agreement, in its entirety or with respect to a products or antibodies directed to particular targets, on 60 days' prior written notice to Adimab. In addition, either party can terminate the 2019 Adimab Agreement in its entirety for material breaches that remain uncured after 90 days' notice to the breaching party. In the case of a termination before expiration of the 2019 Adimab Agreement, we would be prohibited from using the fruits of the collaboration. The 2019 Adimab Agreement expires, on a product-by-product and country-by-country basis, on the later of the twelfth anniversary of the first commercial sale of such product in such country and expiration of the last patent covering such product in such country, or, in the event no product is optioned under the 2019 Adimab Agreement, upon the last to expire option period. Upon expiration, the licenses Adimab granted to us with respect to products for which we have exercised our option will continue on a non-exclusive, royalty-free basis.

Overview—2021 Adimab Collaboration Agreement (2021 Adimab Agreement)

In 2021, we entered into another Adimab collaboration agreement (the 2021 Adimab Agreement). Under the 2021 Adimab Agreement, we were required to fund antibody engineering research programs with respect to targets selected by us. The 2021 Adimab Agreement also granted us an exclusive option to obtain a specified number of engineered sequences discovered or optimized by Adimab and directed against the targets that we selected. We selected one target, which was the subject of a research program conducted by the parties. We did not exercise our option to obtain any engineered sequences in connection with that research program, and we did not nominate any additional targets for additional research programs. The 2021 Adimab Agreement expired at the end of the option period for the research program that was conducted.

Manufacturing

We must manufacture our product candidates for clinical trial use in compliance with cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our product candidates must meet cGMP requirements and FDA or comparable foreign regulatory authority's satisfaction before any product is approved for human clinical trial use. Our third-party manufacturers will also be subject to periodic inspections of their respective facilities for general cGMP compliance by the FDA and other foreign authorities. These inspections may include review of procedures and operations used in the testing and manufacture of our products to assess compliance with applicable regulations.

We do not currently have the infrastructure or internal capability to manufacture our product candidates for use in clinical trials and commercialization. We rely, and expect to continue to rely, on third-party cGMP manufacturers or our collaboration partners for the production of our products for human clinical trials in compliance with FDA and other foreign authority regulations for such products. We rely on contract development and manufacturing organizations (CDMOs) to manufacture and supply our preclinical and clinical materials to be used during the preclinical and clinical development of our product candidates. As part of our broad manufacturing strategy to expedite the manufacturing of our product candidates and minimize manufacturing risk, we currently have established relationships with several CDMOs for the manufacturing of our drug substance or product candidates.

We do not have long-term supply agreements and we purchase our required drug product through development manufacturing services agreement. We expect to continue to rely on third-party manufacturers or our collaboration partners for the commercial supply of any of our product candidates for which we obtain marketing approval. We have personnel with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Any of these actions or events could have a material impact on the availability of our products.

Commercialization Plan

We do not currently have any approved drugs, and we do not expect to have any approved drugs in the near term. Therefore, we have no sales, marketing or commercial product distribution capabilities and have no experience as a company in marketing drugs. When, and if any of our product candidates are approved for commercialization, we intend to develop a commercialization infrastructure for those products in the United States, Europe, Asia, and potentially in certain other key markets. We may also rely on partnerships, such as our AbbVie and GSK collaborations, to provide commercialization infrastructure, including sales and marketing and commercial distribution.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to enforce our proprietary rights against infringers. Our strategy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates and related components, their methods of use and processes for their manufacture, our proprietary reagents, assays and platforms, and any other inventions that are commercially important to our business. We also rely on trademarks as well as trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms, methods and product candidates. We believe that we have substantial know-how and trade secrets relating to our technology and product candidates.

As of December 31, 2023, our patent portfolio contains over 50 families, which include 79 issued patents and over 500 pending patent applications that are directed to over 20 different targets and/or technologies and that are solely owned or we have rights to exclusive licenses by us. For our product candidates, we generally pursue multilayered patent protection covering the composition of matter based on binding epitopes of the product candidates on the target protein, functional characteristics of the product candidates, degenerative sequence of the product candidates, and/or specific sequence of the product candidates. In addition to composition of matter coverage, we also generally pursue claims directed to methods of making, nucleic acids, formulations, and methods of using the product candidates. The method of use claims further include claims directed to methods of treatment, patient selection criteria, biomarkers, disease subgroups, pharmacodynamic and clinical end-points, and dosage regimes. As further described below, we intend to strengthen the patent protection of our product candidates and technologies through additional patent application filings.

PGRN Programs

We own six patent families directed to our PGRN programs, latozinemab and AL101, which include seven issued U.S. patents, covering the compositions and uses of our PGRN program product candidates. The first two patent families are expected to expire in 2036, the third patent family is expected to expire in 2039, the fourth patent family is expected to expire in 2040, the fifth patent family is expected to expire in 2041, and the sixth patent family is expected to expire in 2042, in all cases excluding any patent term adjustments and any patent term extensions.

TREM2 Program

We own seven patent families directed to the TREM2 program, which include two issued U.S. patents, covering the compositions and uses of our TREM2 program product candidates. The first patent family is expected to expire in 2035, the second patent family is expected to expire in 2036, the third patent family is expected to expire in 2038, the fourth patent family is expected to expire in 2040, the fifth and sixth patent families are expected to expire in 2041, and the seventh patent family is expected to expire in 2043, in all cases excluding any patent term adjustments and any patent term extensions.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent's term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act) permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it, may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. Expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

We also rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Competition

The biotechnology and pharmaceutical industries, including in the neurodegenerative disease field, are characterized by rapidly advancing technologies, strong competition and an emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Some of the pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of the neurodegenerative disease indications for which we have research programs, including FTD, Alzheimer's disease, Parkinson's disease, and ALS, include large companies with significant financial resources, such as Biogen, Eli Lilly, Merck, Roche Holding AG, and Eisai. Some of these companies are pursuing product candidates for the same or similar indications to ours and in some cases acting on the same targets or through comparable mechanisms of action. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, method of administration, cost, time to market, level of promotional activity and intellectual property protection.

We anticipate our product candidates will compete with therapies approved for treating the symptoms of neurodegenerative diseases and therapies approved or currently in clinical studies intended to halt or slow the progression of neurodegenerative disease that are being developed by a number of companies and institutions.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Food, Drug, and Cosmetic Act (FDCA) and biologics under the FDCA and the Public Health Service Act (PHSA). Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Any future product candidates must be approved by the FDA through either a BLA or NDA process before they may be legally marketed in the United States. The process generally involves the following:

- Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP;

- Submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin;

- Approval by an independent Institutional Review Board (IRB), or ethics committee at each clinical trial site before each trial may be initiated;

- Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice (GCP), requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- Submission to the FDA of an NDA or BLA;

- A determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

- Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic's identity, strength, quality, and purity;

- Potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA or BLA;

- FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States; and

- Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS), and the potential requirement to conduct post-approval studies.

The data required to support an NDA or BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any future product candidates will be granted on a timely basis, or at all.

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as *in vitro* and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Regulatory requirements for approval of therapies for the treatment of neurodegenerative diseases are evolving. For example, two agents, aducanumab and lecanemab, received accelerated approval from the FDA based on a surrogate endpoint, the reduction of amyloid beta plaque in the brain. The FDA subsequently granted full approval of lecanemab based on the cognitive endpoint. Under the FDA's accelerated approval pathway, a surrogate endpoint that is reasonably likely to predict a clinical benefit to patients may serve as the basis for an accelerated approval, subject to subsequent confirmatory studies. By contrast, the FDA declined to grant accelerated approval for another product, donanemab, in AD, based on an insufficient number of patients with at least 12 months of drug exposure. FDA also recently granted accelerated approval for sodium phenylbutyrate/taurursodiol for treatment of ALS, based on efficacy data from a single 24-week Phase 2 study. The FDA advisory committee that voted in favor of approval was presented with survival data for the drug in that Phase 2 study as well as biomarker data from the drug in a separate Phase 2 AD study.

In addition, a recent publication of disease progression models for genetically inherited forms of FTD, including FTD-*GRN*, may help inform the design of clinical trials for such forms of FTD based on more accurate estimations of sample size and the potential use of biomarkers as surrogate endpoints to reduce sample size. We and GSK held a Type C meeting with the FDA and received scientific advice from the EMA regarding the pivotal INFRONT-3 Phase 3 clinical trial of latozinemab in participants with frontotemporal dementia due to FTD-*GRN*. We and GSK previously aligned with the FDA and EMA to conduct the primary analysis on symptomatic participants in INFRONT-3. The companies performed a sample size re-estimation that supported enrollment of approximately 90-100 symptomatic participants for a treatment duration of 96 weeks.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2, and Phase 3, and may overlap.

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

- Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug or biologic, findings from animal or *in vitro* testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their shelf life.

NDA/BLA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity, and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's 2024 fee schedule for prescription drug user fees, which became effective on October 1, 2023, and will remain in effect through September 30, 2024, the user fee for an application requiring clinical data, such as an NDA or BLA, is approximately $4.0 million. PDUFA also imposes an annual program fee for each marketed human drug or biologic ($416,734 in 2024) and an annual establishment fee on facilities used to manufacture prescription drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular-entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. This means that the FDA may not approve any other NDA or BLA application to market the same drug or biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity, if FDA revokes the orphan drug designation, or if FDA finds that the holder of the orphan exclusivity has not assured the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated.

Latozinemab has been granted orphan drug designation by FDA for treatment of FTD, and AL101 also had orphan drug designation until we withdrew the IND for FTD and decided to pursue larger indications, such as AD and PD, for that product candidate. Despite latozinemab's orphan drug designation, the FDA can still approve other drugs that have a different active ingredient for use in treating FTD. Furthermore, orphan drug exclusivity does not prevent the FDA from approving another marketing application for the same drug product for a different indication before the expiration of the orphan exclusivity period. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication for which it has not been granted orphan drug designation, it will not have orphan drug exclusivity in that non-orphan indication. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

In litigation in 2021, a court disagreed with the FDA's longstanding position that orphan drug exclusivity only applies to the approved use or indication within an eligible disease, and not to all uses or indications within the entire designated disease or condition. This appellate court decision created uncertainty in the application of orphan drug exclusivity. In January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the applicable court ruling, it intends to continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved. This permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that has not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of orphan drug exclusivity.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

Additionally, a drug or biologic may be eligible for designation as a Breakthrough Therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the Breakthrough Therapy program, the sponsor of a new product candidate may request that the FDA designate the product candidate for a specific indication as a Breakthrough Therapy concurrent with, or after, the filing of the IND for the product candidate. The benefits of Breakthrough Therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. The FDA must determine if the product candidate qualifies for Breakthrough Therapy designation within 60 days of receipt of the sponsor's request. The receipt of a Breakthrough Therapy designation for a drug may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures, and it would not assure ultimate approval by the FDA. The FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened. Fast track designation, priority review, accelerated approval and Breakthrough Therapy designation do not change the standards for FDA approval, but may expedite product development or approval process.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product. The Food and Drug

Omnibus Reform Act (FDORA) reformed the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements. It is unclear how these proposals, future policy changes, and changes in FDA regulations will impact new drug applications in the treatment of Alzheimer's disease and our clinical development programs.

Abbreviated Licensure Pathway of Biological Products as Biosimilar or Interchangeable

The Patient Protection and Affordable Care Act, or ACA, signed into law in 2010, includes the BPCIA, which created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

- analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

- animal studies (including the assessment of toxicity); and

- a clinical trial or trials (including the assessment of immunogenicity and pharmacokinetic or pharmacodynamic) sufficient to demonstrate safety, purity, and potency in one or more conditions for which the reference product is licensed and intended to be used.

- In addition, an application must include information demonstrating that:

  o the proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

  o the condition or conditions of use prescribed, recommended or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

  o the route of administration, the dosage form and the strength of the proposed biosimilar product are the same as those for the reference product; and

  o the facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure, and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product. In addition, the law provides for a designation of "interchangeability" between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

- the proposed product is biosimilar to the reference product;

- the proposed product is expected to produce the same clinical result as the reference product in any given patient; and

- for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA's implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The FDA intends to consider the totality of the evidence provided by a sponsor to support a demonstration of biosimilarity and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity, or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product's safety, purity, and potency.

The submission of a biosimilar application does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical or clinical studies and submit a BLA for licensure as a new biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for 12 years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an orphan drug) may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

The first biological product determined to be interchangeable with a branded product for any condition of use is also entitled to a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the reference product for any condition of use. This exclusivity period extends until the earlier of: one year after the first commercial marketing of the first interchangeable product; 18 months after resolution of a patent infringement against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; 42 months after approval of the first interchangeable product, if a patent infringement suit against the applicant that submitted the application for the first interchangeable product is still ongoing; or 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as "off-label use", and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

- fines, warning letters, or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications;

- applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations and statutes could impact our business in the future by requiring, for example: changes to our manufacturing arrangements; additions or modifications to product labeling; the recall or discontinuation of our products; or additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. Likewise, the interpretation of federal law by regulatory agencies may change if judicial deference to such agencies' interpretation is limited or eliminated. The judiciary may change the agencies' interpretation of federal law in a way that has a negative impact on the operation of our business.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office (USPTO), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (ANDA), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (NCA), and one or more Ethics Committees (ECs). Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The Clinical Trials Regulation EU No 536/2014, which replaced the Clinical Trials Directive and entered into application on January 31, 2022, is intended to simplify the current rules for clinical trial authorization and is aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency.

European Union Drug Review and Approval

In the European Economic Area (EEA), which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (MA). There are two types of marketing authorizations.

- The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

- National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (RMS). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (SPC), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance, and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. The Centers for Medicare and Medicaid Services have proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, including U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, from 2016-2020, HHS and Centers for Medicare and Medicaid Services (CMS) issued various rules that were expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of these rules. Some rules have since been delayed in their implementation or have been rescinded.

The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of approved products, which could have a material impact on our business.

In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. In March 2023, the Centers for Medicare and Medicaid Services (CMS) published its first guidance on how negotiations will be conducted, starting in 2026 for high expenditure drugs as determined and selected by Health and Human Services. In June 2023, CMS issued a revised guidance for the Medicare Drug Price Negotiation Program under the Inflation Reduction Act. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. The impact of these judicial challenges as well as future legislative, executive, and administrative actions and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

Further, many states have proposed or enacted legislation, administrative actions, and government programs that seek to indirectly or directly regulate pharmaceutical drug pricing, such as by requiring biopharmaceutical manufacturers to publicly report proprietary pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. Recently, the FDA authorized the state of Florida to import certain prescription drugs from Canada for a period of two years to help reduce drug costs, provided that Florida's Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida. Additionally, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products candidates. Such initiatives, state drug importation programs, and legislation may affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the demand for any such product candidate, if approved. The full impact of the state importation program on our industry and our business is unclear.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Scientific Advisory Board

We have assembled a highly qualified scientific advisory board comprised of advisors who have, collectively, deep expertise in neurodegenerative diseases, genomics, protein engineering, drug development, and drug discovery as well as translational medicine. Our scientists work in collaboration with these advisors to identify new disease targets, develop a biomarker strategy, and accelerate discovery and development.

Name	Affiliated Entity
Adam Boxer, M.D., Ph.D.	Department of Neurology at University of California, San Francisco
Stephen Hauser, M.D.	Department of Neurology at University of California, San Francisco
Michael Heneka, M.D.	Luxembourg Centre for Systems Biomedicine at University of Luxembourg
Martin Kampmann, Ph.D.	Department of Biochemistry and Biophysics, University of California, San Francisco Weill Institute for Neurosciences
Richard Scheller, Ph.D.	National Academy of Sciences and National Institute of Medicine
Thomas Christian Südhof, M.D., Ph.D.	Departments of Molecular and Cellular Physiology and Neurosurgery at Stanford University

Human Capital Resources

Our human capital resources are a key factor in our ability to achieve our mission. We believe that our future success depends, in part, on our ability to continue to identify, recruit, retain, incentivize, and integrate our employees, advisors, and consultants.

Employee Profile

As of December 31, 2023, we had 244 full-time employees, 76% of whom were engaged in research and development activities. The majority of our employees work out of our headquarters location in South San Francisco; we have a second, smaller location – Anderson-Simonsen Labs – located in Newark, CA; and the remainder of our team members work remotely. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Diversity and Inclusion

Our employees represent a broad range of backgrounds and bring a wide array of perspectives and experiences to the company. We are committed to building an open, diverse, and inclusive environment for everyone, as we believe this fosters greater innovation and furthers our mission. We have made efforts to ensure that our job postings, hiring process, and people programs are unbiased and are fair and equitable to all. As of December 31, 2023, approximately 62% of our workforce, 63% of Research & Development, and 58% of people managers were female. As of December 31, 2023, ethnic or racial minorities represented approximately 53% of our workforce, 56% of Research & Development, and 43% of our people managers.

We do not tolerate discrimination or harassment of or retaliation against our employees, job applicants, contractors, consultants, interns, or volunteers, and we have a longstanding anti-harassment policy. We have created multiple safe avenues for employees to submit concerns, including an anonymous hotline that goes directly to our head of compliance. We have a formal process and policy for the submission and treatment of complaints.

Employee Compensation and Benefits

The principal purpose of our compensation program is to attract, retain, and reward employees who share our vision and are deeply connected to our mission. We achieve this purpose through the granting of cash-based and stock-based compensation awards and the provision of meaningful benefits. Our compensation and benefits include:

- Competitive employee base salaries and short-term incentive bonus opportunity;

- Stock-based compensation awards to encourage an ownership mindset and align employees to Alector's long-term success;

- Retirement savings options and matching contributions;

- Healthcare and other benefits for all full-time employees and their dependents, including dedicated mental health, fertility, and caregiving programs;

- Generous paid time off for all full-time employees; and

- Parental leave and other leave options available to all employees

Employee Growth and Development

We are committed to employee growth and development, and we support this in a variety of ways, including through a seminar program of visiting academics, in-house training programs (for all employees and specifically for people managers to ensure quality management of their direct reports and teams), and quarterly employee/manager check-ins to discuss career development goals and success. Additional opportunities are available to employees, including opportunities to attend external conferences or receive training. We encourage ongoing feedback, improvement, and growth for our employees, and we have incorporated those principles into our values, particularly the value "Embrace Feedback – and a growth mindset."

Employee Wellness, Health, and Safety

The well-being of Alector's employees is critical to our business success, and we have designed our health and safety programs to reflect our commitment to a safe working environment that is in-line with regulatory standards. We mandate Environmental Health and Safety (EH&S) training for all new employees and annual refresher training to ensure awareness of current policy and procedures. Additionally, we require job-specific technical and safety training for employees in laboratories and specialized work environments. We conduct internal safety inspections to ensure a continued safe working environment and to monitor employee adherence to policies and procedures. In addition, we engage with third-party EH&S providers to review our programs and ensure compliance with regulatory health and safety standards.

Flexible Work Options

The global pandemic taught us that great work can be accomplished in a variety of work environments. We embraced the principle of flexibility and moved to a hybrid working model for all whose roles allow for it. We empower our people to deliver great results by giving team members choice and flexibility about their work environment where possible, so that our employees can contribute productively.

Corporate Information

We were initially formed as a limited liability company in Delaware in May 2013 under the name Alector LLC and completed our restructuring to a Delaware corporation in October 2017 under the name Alector, Inc. Our principal executive offices are located at 131 Oyster Point Boulevard, Suite 600, South San Francisco, California 94080. Our telephone number is 415-231-5660. Our website address is www.alector.com. Information contained on, or that can be accessed through, our website is not incorporated by reference in this Annual Report on Form 10-K or in any other filings we make with the Securities and Exchange Commission (SEC).

We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended (Exchange Act).

These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make this information available on or through our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

We use Alector, the Alector logo, and other marks as trademarks in the United States and other countries. This report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this report, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Channels for Disclosure of Information

Investors and others should note that we may announce material business and financial information to our investors using our investor relations website (https://investors.alector.com), SEC filings, webcasts, press releases, corporate decks provided on our website, and conference calls. We use these mediums, including our website, to communicate with our members and the public about our company, our products, and other issues. It is possible that the information that we make available may be deemed to be material information. We therefore encourage our investors and others interested in our company to review the information that we make available on our website.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in our other public filings, in evaluating our business. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company, as more fully described below. The principal factors and uncertainties that make investing in our company risky include, among others:

- We are in various stages of drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

- We have incurred significant net losses in each year since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

- Drug development is a highly uncertain undertaking and involves a substantial degree of risk.

- We will need to obtain substantial additional financing to complete the development and any commercialization of our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce, or terminate our commercialization efforts, product development, or other operations.

- Due to the significant resources required for the development of our product candidates, and depending on our ability to access capital, we must prioritize development of certain product candidates. Moreover, we may expend our limited resources on programs that do not yield a successful product candidate or fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

- Research and development of biopharmaceutical products is inherently risky. Our business is heavily dependent on the successful development of our product candidates, which are in various stages of preclinical and clinical development. We cannot give any assurance that any of our product candidates will receive regulatory, including marketing, approval, which is necessary before they may be commercialized.

- We may not be successful in our efforts to continue to create a pipeline of product candidates from our research and drug discovery platform or to develop commercially successful products. If we fail to successfully identify and develop additional product candidates from our research and drug discovery platform, our commercial opportunity may be limited.

- We may not be successful in our efforts to carry out our obligations under our collaborations for our product development and research programs; for instance, without limitation, we may not complete in a timely manner or at all our contractual obligations to GSK and AbbVie.

- We may not be successful in our efforts to obtain approval for additional or expanded indications for any product candidates that receive approval for a given indication.

- We have concentrated a substantial portion of our research and development efforts on the treatment of neurodegenerative diseases, a field that has seen both limited success in drug development and evolving standards for regulatory approval. Further, our product candidates are based on new approaches and novel technology, and we must identify and develop new biomarkers that are signs of a disease or condition and that can measure impact on disease progression of our product candidates, which makes it difficult to predict the time and cost of product candidate development and subsequent regulatory approval.

- We may encounter substantial delays in our clinical trials or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

- Our clinical trials may reveal significant adverse events, toxicities, or other side effects and may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.

- Our operations and financial results could be adversely impacted by the effects of worldwide economic conditions, including macroeconomic downturns stemming from increased inflation, supply chain and other economic impacts of the COVID-19 pandemic and geopolitical events.

- We are highly dependent on our key personnel, and if we are not successful in attracting, motivating, and retaining highly qualified personnel, including as a result of layoffs and furloughs, pausing of recruiting efforts, or regrettable employee attrition, we may not be able to successfully implement our business strategy.

- The market price of our common stock may continue to be volatile, which could result in substantial losses for investors and could negatively impact our ability to conduct additional fundraising in the public markets.

Risks Related to Our Business, Financial Condition, and Capital Requirements

We are in various stages of drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a clinical stage biotechnology company with a limited operating history, focused primarily on developing therapeutics for neurodegenerative diseases, including FTD, Alzheimer's disease, Parkinson's disease, and ALS. We commenced operations in May 2013. To date, we have financed our operations primarily through the sale of equity securities and upfront payments received in connection with our collaboration arrangements with AbbVie and GSK. We have no products approved for commercial sale and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We are in Phase 2 and Phase 3 clinical trials for one product candidate, latozinemab; we are in a Phase 2 clinical trial for one product candidate, AL002; and we are in a Phase 2 clinical trial for AL101. In the third quarter of 2023, we inactivated the IND for AL101 in FTD, given that we and GSK plan to develop AL101 for the potential treatment of larger indications, including Alzheimer's disease and Parkinson's disease. We previously decided to close the Phase 1 clinical trial for our AL044 product candidate based on initial PK and tolerability data. We inactivated the IND for AL044 in the third quarter of 2023. In addition, in 2022, AbbVie decided to terminate our CD33 collaboration program, after we and AbbVie concluded that further development of AL003, the asset being developed under that program, was not warranted. To date, we have not completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company makes any assessment of our future success and viability subject to significant uncertainty.

We will encounter risks and difficulties frequently experienced by clinical-stage biotechnology companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred significant net losses in each year since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

We have incurred net losses in almost every reporting period since our inception. We incurred net losses of $130.4 million, $133.3 million, and $36.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $710.1 million.

We have invested significant financial resources in research and development activities, including for our preclinical and clinical product candidates. We do not expect to generate revenue from product sales for several years, if at all. The revenue we currently generate from our collaboration arrangements with AbbVie and GSK is variable and limited in amount. For our collaborations with AbbVie and GSK, we recognize collaboration revenue by measuring the progress towards complete satisfaction of the performance of obligation measured as the program costs are incurred. The amount of our future net losses will depend, in part, on the level of our future expenditures and revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

On July 1, 2021, we entered into an agreement with GSK to collaborate on the global development and commercialization of progranulin-elevating monoclonal antibodies, including latozinemab and AL101. Under the terms of the GSK Agreement, we received $700 million in upfront payments, of which $500 million was received in August 2021 and $200 million was received in January 2022. In addition, we will be eligible to receive up to an additional $1.5 billion in clinical development, regulatory, and commercial launch-related milestone payments for latozinemab and AL101.

Developing our product candidates is expensive, and we expect to continue to spend substantial amounts as we fund our early-stage research projects and continue to advance our programs through preclinical and clinical development. Even if we are successful in developing our product candidates and obtaining regulatory approvals, launching and commercializing any product candidate will require substantial additional funding.

We expect to continue to incur significant expenses and increasingly higher operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

- continue our research and discovery activities;

- advance our research and drug discovery platform, including our target, patient, and biomarker selections;

- progress our current and any future product candidates through preclinical and clinical development;

- initiate and conduct additional preclinical, clinical, or other studies for our product candidates;

- work with our CDMOs to scale up the manufacturing processes for our product candidates or, in the future, establish and operate a manufacturing facility;

- change or add contract manufacturers or suppliers;

- seek regulatory approvals and marketing authorizations for our product candidates;

- establish sales, marketing, and distribution infrastructure to commercialize any products for which we obtain approval;

- make milestone, royalty, or other payments due under any license or collaboration agreements;

- take steps to seek protection of our intellectual property and defend our intellectual property against challenges from third parties;

- obtain, maintain, protect, and enforce our intellectual property portfolio, including intellectual property obtained through license and collaboration agreements;

- attract, hire, and retain qualified personnel, especially in light of a competitive hiring and compensation environment;

- provide additional internal infrastructure to support our continued research and development operations and any planned commercialization efforts in the future;

- implement additional internal systems and infrastructure related to cybersecurity;

- meet the requirements and demands of being a public company;

- withstand periods of rising rates of inflation; and

- defend against any product liability claims or other lawsuits related to our products.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk.

We have no products approved for commercial sale. To obtain revenues from the sales of our product candidates that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing, and marketing therapies with significant commercial success. Our ability to generate revenue and achieve profitability depends on many factors, including:

- completing research and preclinical and clinical development of our product candidates;

- obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

- developing a sustainable and scalable manufacturing process for our product candidates;

- establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand of our product candidates;

- identifying, assessing, acquiring, and/or developing new product candidates;

- negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

- launching and successfully commercializing product candidates for which we obtain regulatory and marketing approval, whether alone or in collaboration with a partner, including the establishment of any necessary sales, marketing, and distribution infrastructure;

- obtaining and maintaining an adequate price for our product candidates, both in the United States and in foreign countries where our products are commercialized;

- obtaining adequate reimbursement for our product candidates from payors;

- obtaining market acceptance of our product candidates as viable treatment options;

- addressing any competing technological and market developments;

- receiving milestones and other payments under our current and any future collaboration arrangements;

- addressing impacts on our clinical trials resulting from factors related to the effects of worldwide economic conditions, including macroeconomic downturns stemming from increased inflation, supply chain and other economic impacts of the COVID-19 pandemic and geopolitical events;

- maintaining, protecting, expanding, and enforcing our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

- attracting, hiring, and retaining qualified personnel in a competitive compensation environment.

To date, clinical development of two of our product candidates has been terminated. AbbVie decided to terminate our CD33 collaboration program, after we and AbbVie concluded that further development of AL003, the asset being developed under that program, was not warranted. Additionally, we decided to close the Phase 1 clinical trial for our AL044 product candidate based on initial PK and tolerability data. Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA or foreign regulatory agencies to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our current or future collaborators' clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with launching and commercializing any approved product candidate and ongoing compliance efforts.

We will need to obtain substantial additional financing to complete the development and any commercialization of our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce, or terminate our commercialization efforts, product development, or other operations.

Our operations have required substantial amounts of cash since inception, and we expect our expenses to increase significantly in the foreseeable future. To date, we have financed our operations primarily through the sale of equity securities and upfront payments received in connection with our collaboration arrangements with AbbVie and GSK. Developing our product candidates and conducting clinical trials for the treatment of neurodegenerative diseases, including FTD, Alzheimer's disease, ALS, and Parkinson's disease, will require substantial amounts of capital. We will also require a significant amount of capital for the further development of our product candidates, and if any of such product candidates are approved, to commercialize any approved products.

As of December 31, 2023, we had cash, cash equivalents, and marketable securities of $548.9 million. In January 2024, we announced the closing of an underwritten public offering and the net proceeds from the offering were approximately $71.1 million. Our cash, cash equivalents and marketable securities as of December 31, 2023 plus the net proceeds from the offering total $620.0 million, which we anticipate provides runway through 2026. Our estimate as to how long we expect our existing cash, cash equivalents, and marketable securities to be available to fund our operations is based on assumptions that may prove to be inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances, including periods of rising inflation, may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to grow more rapidly than we presently anticipate.

Global markets recently have experienced volatility and instability in connection with macroeconomic downturns stemming from increased inflation, supply chain and other economic impacts of the COVID-19 pandemic and geopolitical events, including the ongoing conflict between Russia and Ukraine, and associated sanctions targeting Russia, and the ongoing conflict between Israel and Hamas, among other matters. In addition, the public market for and stock prices of biotechnology companies have experienced a significant downturn over the last few years. Our ability to raise money in the public markets may be severely impacted for the foreseeable future due to these factors. Additional capital may not be available when we need it, on terms acceptable to us, or at all. If adequate capital is not available to us on a timely basis, we may be required to significantly delay, scale back, or discontinue our research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand our operations, or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, results of operations, and growth prospects and cause the price of our common stock to decline.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of a common stockholder. Debt financing, if available, may be on unfavorable terms, including interest rates, and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaborations, strategic alliances, or licensing or other transactions, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, or grant licenses on terms that may not be favorable to us.

Due to the significant resources required for the development of our product candidates, and depending on our ability to access capital, we must prioritize development of certain product candidates. Moreover, we may expend our limited resources on programs that do not yield a successful product candidate or fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have identified over 100 potential immune system targets. Three of our product candidates, latozinemab, AL002, and AL101 are in clinical development, and we continue to develop our research pipeline. Together, the development of these programs and product candidates requires significant capital investment. Due to the significant resources required for the development of our programs and product candidates, we must focus our programs and product candidates on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our drug development strategy is to clinically test and seek regulatory approval for our product candidates in indications in which we believe there is the most evidence that we will be able to quickly generate proof-of-concept data. We then intend to expand to clinical testing and seek regulatory approvals in other neurodegenerative indications based on genetic and mechanistic overlap with the primary indication.

However, even if our product candidates are able to gain regulatory approval in one indication, there is no guarantee that we will be able to obtain approval in other indications, and we may expend significant resources in seeking such approvals. Our decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate, or collaborate with third parties in respect of certain programs may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, in particular for neurodegenerative diseases, such events could have a material adverse effect on our business, financial condition, and results of operations. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights. Our reliance on genetic screening and use of biomarkers to align patient risk profiles with targeted intervention may eventually require us to develop and use companion diagnostics, which could impact product development costs and timelines depending on the specific diagnostic test and any applicable regulatory requirements that would need to be met to enable its use.

Risks Related to the Discovery, Development, and Commercialization of Our Product Candidates

Research and development of biopharmaceutical products is inherently risky. Our business is heavily dependent on the successful development of our product candidates, which are in various stages of preclinical and clinical development. We cannot give any assurance that any of our product candidates will receive regulatory, including marketing, approval, which is necessary before they can be commercialized.

We are in the clinical stages of development of many of the product candidates currently in our programs. To date, we have invested substantially in our efforts and financial resources to identify, procure intellectual property for, and develop our programs and product candidates, and provide general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

- our product candidates may not successfully complete preclinical studies or clinical trials;

- a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

- our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

- the product candidates that we develop may not be sufficiently covered by intellectual property for which we hold exclusive rights;

- the product candidates that we develop may be covered by third parties' patents or other intellectual property or exclusive rights;

- the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

- a product candidate may not be capable of being produced in sufficient quantities for development or commercialization at an acceptable cost, or at all;

- if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

- a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We may not be successful in our efforts to further develop our current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Most of our product candidates are in the early stages of development, and all will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

We have never completed a clinical development program. We are in Phase 2 and Phase 3 clinical trials for one product candidate, latozinemab, we are in Phase 2 clinical development for one product candidate, AL002, we are in a Phase 2 clinical trial for one product candidate, AL101. Further, we cannot be certain that any of our product candidates will be successful in clinical trials. For any product candidates that have advanced into clinical trials, we may terminate such trials or the clinical program prior to their completion.

If any of our product candidates successfully complete clinical trials, we generally plan to seek regulatory approval to market our product candidates in the United States, the European Union, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled, or submitted an application seeking regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside the United States, we must comply with numerous and varying regulatory requirements of such countries regarding safety, efficacy, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. We may also rely on our collaborators or partners to conduct the required activities to support an application for regulatory approval, and to seek approval, for one or more of our product candidates. We cannot be sure that our collaborators or partners will conduct these activities or do so within the timeframe we desire. Even if we (or our collaborators or partners) are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdiction. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our business, financial condition, results of operations, and our growth prospects could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, whether for the treatment of neurodegenerative diseases or other diseases, we cannot be assured that any such product candidate will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide any assurance that we will be able to successfully advance any of our product candidates through the development process or, if approved, successfully commercialize any of our product candidates.

We may not be successful in our efforts to continue to create a pipeline of product candidates from our research and drug discovery platform or to develop commercially successful products. If we fail to successfully identify and develop additional product candidates from our research and drug discovery platform, our commercial opportunity may be limited.

One of our strategies is to identify and pursue clinical development of additional product candidates. Identifying, developing, obtaining regulatory approval, and commercializing additional product candidates for the treatment of neurodegenerative and other diseases will require substantial additional funding and is prone to the risks of failure inherent in drug development. We cannot provide any assurance that we will be able to successfully identify or acquire additional product candidates, advance any of these additional product candidates through the development process, successfully commercialize any such additional product candidates, if approved, or assemble sufficient resources to identify, acquire, develop, or, if approved, commercialize additional product candidates. If we are unable to successfully identify, acquire, develop, and commercialize additional product candidates, our commercial opportunity may be limited.

We may not be successful in our efforts to obtain approval for additional or expanded indications for our approved product candidates.

Our drug development strategy is to clinically test and seek regulatory approval for our product candidates in indications in which we believe there is the most evidence that we will be able to quickly generate proof-of-concept data. We then intend to expand to clinical testing and seek regulatory approvals in other neurodegenerative indications based on genetic and mechanistic overlap with the primary indication. Conducting clinical trials for additional indications for our product candidates requires substantial technical, financial, and human capital resources and is prone to the risks of failure inherent in drug development. We cannot provide any assurance that we will be successful in our effort to obtain regulatory approval for our product candidates for additional indications even if we obtain approval for an initial indication.

We have concentrated a substantial portion of our research and development efforts on the treatment of neurodegenerative diseases, a field that has seen limited success in drug development. Further, our product candidates are based on new approaches and novel technology, and we must identify and develop new biomarkers that are signs of a disease or condition and that can measure impact on disease progression of our product candidates, which makes it difficult to predict the time and cost of product candidate development and to subsequently obtain regulatory approval.

We are focusing our research and development efforts on addressing neurodegenerative diseases. Collectively, efforts by biopharmaceutical companies in the field of neurodegenerative diseases have seen limited success in drug development. There are limited currently approved therapeutic options available for patients with FTD, Alzheimer's disease, Parkinson's disease, ALS, and other neurodegenerative diseases. Our future success is highly dependent on the successful development of our product candidates for treating neurodegenerative diseases. Developing product candidates and, if approved, commercializing our products for treatment of neurodegenerative diseases subjects us to a number of challenges, including obtaining disease modifying activity and efficacious dose in target tissue and obtaining regulatory approval from the FDA and other regulatory authorities who have only a limited set of precedents to rely on.

Our approach to the treatment of neurodegenerative diseases aims to identify and select targets enriched in microglia and other myeloid immune cells which are genetically associated with neurodegenerative diseases. We identify and develop product candidates that are designed to cross the blood brain barrier in sufficient quantity and potency to enable efficacious dosing in the brain and engage the intended target, and we must be able to identify and develop biomarkers and biomarker assays that can accurately identify signs of a disease or condition, assist us in selecting the right patient population, demonstrate target and pathway engagement, and measure the impact on disease progression of our product candidates. This strategy may not prove to be successful. We cannot be sure that our approach will yield satisfactory therapeutic products that are safe and effective, scalable, or profitable.

We may encounter substantial delays in our clinical trials or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND or a clinical trial application (CTA) will result in the FDA or EMA, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

- inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

- delays in confirming target engagement, patient selection, or other relevant biomarkers to be utilized in preclinical and clinical product candidate development;

- delays in reaching a consensus with regulatory agencies on study design;

- delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

- delays in identifying, recruiting, and training suitable clinical investigators;

- delays in obtaining required IRB/EC approval at each clinical trial site;

- imposition of delays to clinical trials, including as a result of temporary or permanent clinical hold by regulatory agencies for a number of reasons (see for example our discussions of ARIA in other risks described in this "Risk Factors" section), including:

  - after review of an IND or amendment, CTA or amendment, or equivalent application or amendment;

  - as a result of a new safety finding that presents unreasonable risk to clinical trial participants;

  - as a result of modifications to clinical trial protocols or related documentation;

  - a negative finding from an inspection of our clinical trial operations or study sites; or

  - the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives;

- delays in identifying, recruiting, and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials, or failing to return for post-treatment follow-up;

- difficulty collaborating with patient groups and investigators;

- failure by our CROs, other third parties, or us to adhere to clinical trial protocols and other requirements;

- failure to perform in accordance with the FDA's or any other regulatory authority's current good clinical practices (cGCPs) requirements, or applicable EMA or other regulatory guidelines in other countries;

- occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

- changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

- the cost of clinical trials of our product candidates being greater than we anticipate;

- clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs; and

- delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do or sooner than anticipated, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. For example, we had been developing AL003 with AbbVie to treat patients with Alzheimer's disease but on June 30, 2022, AbbVie provided written notice to us formalizing the decision to terminate the CD33 collaboration program under which AL003 was being developed. AbbVie, or any other collaboration partner may, in the future decide to terminate collaboration programs based on, among other things, our clinical trial data.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, EMA, or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, and impacts of worldwide economic conditions, including the COVID-19 pandemic and other geopolitical events.

We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion, which could adversely affect our business.

Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay, or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We pursued measures to enroll our Phase 3 INFRONT-3 and Phase 2 INVOKE-2 trials, for example, by opening additional clinical trial sites and expanding recruitment efforts to enroll the INFRONT-3 trial. We completed enrollment in those trials in the second half of 2023. Target enrollment of our Phase 3 INFRONT-3 trial was based on feedback from the FDA and EMA. However, we may experience difficulties in patient enrollment in other clinical trials for a variety of reasons, including:

- the size and nature of the patient population;

- the patient eligibility criteria defined in the protocol, including biomarker-driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for our clinical trials to a greater extent than competing clinical trials for the same indication that do not have biomarker-driven patient eligibility criteria;

- the size of the study population required for analysis of the trial's primary endpoints;

- the proximity of patients to a trial site;

- the design of the trial;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- delays in enrolling patients in our clinical trials caused by worldwide economic conditions, including the COVID-19 pandemic and other geopolitical events;

- competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

- availability of approved products that target the patient populations that we are seeking to enroll;

- clinicians' and patients' perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

- our ability to obtain and maintain patient consents; and

- the risk that patients enrolled in clinical trials will not complete such trials or that we may not be able to collect data from such patients for any reason.

Enrollment of patients in our clinical trials and maintaining patients in our ongoing clinical trials have been, and may continue to be, delayed or limited due to the effects of worldwide economic conditions, including the COVID-19 pandemic and other geopolitical events. While the impact of the COVID-19 pandemic is lessening, the effects resulting from the COVID-19 pandemic or other public health concerns could continue to delay or prevent the anticipated readouts from our clinical trials. On May 11, 2023, the federal government ended the COVID-19 public health emergency which ended a number of temporary changes made to federally funded programs while others continue to be in effect. The full impact of this termination of the national emergency and such policy changes on FDA and other regulatory policies and operations remain unclear.

We or our partners may encounter difficulties or delays in enrollment of our clinical trials, due to the availability of newly approved therapies and competing products. For example, lecanemab has received FDA approval for the treatment of Alzheimer's disease, and donanemab, an investigative drug for the treatment of Alzheimer's disease, may receive FDA approval in 2024. As a result, our or our partners' ability to enroll participants in clinical trials for Alzheimer's disease may be hampered if potential participants choose to instead avail themselves of approved therapies.

Our clinical trials may reveal significant adverse events, toxicities, or other side effects and may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. For those product candidates that are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in healthy volunteers or one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocol elements, and the rate of dropout among clinical trial participants. Open-label or long-term extension studies may also extend the timing and cost of a clinical program substantially. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. This is particularly true in neurodegenerative diseases, where failure rates historically have been higher than in many other disease areas. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

For example, in our ongoing INVOKE-2 Phase 2 clinical trial in Alzheimer's disease, treatment-emergent MRI findings resembling ARIA have been observed. ARIA are MRI findings that may include vasogenic edema, sulcal effusions, microhemorrhages and/or superficial siderosis. The incidence of ARIA has been shown to increase in Alzheimer's disease patients with the administration of certain Alzheimer's disease therapeutics, namely anti-β-amyloid antibodies. We do not yet know whether the biological mechanism(s) causing these MRI changes are the same as that associated with the ARIA that has been described with anti-amyloid beta antibodies. In our INVOKE-2 Phase 2 clinical trial, most cases resembling ARIA were asymptomatic and non-serious. However, a small number of ARIA-related serious adverse events occurred early in the trial in patients with the APOE e4/e4 genotype, as previously reported. To mitigate risks associated with ARIA, at that time we voluntarily discontinued dosing and enrollment of APOE e4/e4 participants in our INVOKE-2 Phase 2 clinical trial. Following these changes, a small number of ARIA-related serious adverse events occurred in patients who are non-homozygous for the APOE e4 allele. We continue to implement earlier MRI monitoring, and are following recently published guidelines for ARIA monitoring and management. We are conducting this study under the guidance of an IDMC, which is allowed to review unblinded data and to make trial recommendations. If these measures are not successful in managing the ARIA in our trials, then the FDA, EMA or other regulatory authority may suspend clinical trials, delay or deny approval, or require a more restrictive label or box warning on an approved product.

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidates, which may also limit its commercial potential. Further, even if regulatory approval is secured for any of our product candidates, we cannot be assured that a federal court will not modify, invalidate, or revoke such approval.

Our operations and financial results could be adversely impacted by the effects of the COVID-19 pandemic or other global health concerns in the United States and the rest of the world.

On May 11, 2023, the federal government ended the COVID-19 public health emergency, which ended a number of temporary changes made to federally funded programs while some continue to be in effect. The full impact of this termination of the national emergency and the wind-down of the public health emergency on the FDA and other regulatory policies and operations is unclear. To the extent the COVID-19 pandemic or other disease outbreaks continue to pose a threat to our ability to conduct our business operations as planned, there can be no assurance that we will be able to avoid a material impact on our business from the pandemic or its consequences. Additionally, a resurgence of the COVID-19 pandemic or other public health concerns could adversely impact economic and market conditions and lead to an extended period of rapid inflation and global economic slowdown.

In 2020 and 2021, the FDA issued a number of COVID-19 related guidance documents for manufacturers and clinical trial sponsors, many of which have expired or were withdrawn with the expiration of the COVID-19 public health emergency declaration on May 11, 2023, although some COVID-19 related guidance documents continue in effect. Should the FDA issue additional guidance that mandates material changes to our clinical trials in response to a pandemic or other public health outbreak, the costs of such clinical trials may increase.

The spread of COVID-19 and subsequent variants has caused us to modify our business practices including by employing more remote workers and operating under a hybrid work model. In addition, we may take actions as required by government authorities and regulations or that we determine are in the best interests of our employees, customers, partners, and suppliers. We continue to maintain both a remote and hybrid work force, with many employees continuing to work remotely.

To the extent the ongoing COVID-19 pandemic or other public health concerns adversely affect our operations and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We face significant competition in an environment of rapid technological and scientific change. Some competitors have achieved, and there is a possibility that other competitors will achieve regulatory approval before us. Our competitors' therapies may be safer, more advanced, or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.

The development and commercialization of new drug products is highly competitive. Moreover, the neurodegenerative field is characterized by strong and increasing competition, and a strong emphasis on intellectual property. We may face competition with respect to any of our product candidates that we seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of neurodegenerative diseases, including FTD, Alzheimer's disease, Parkinson's disease, and ALS. Many of these current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. For example, in January 2023, FDA granted accelerated approval, and in July 2023, FDA granted full approval to lecanemab, an anti-amyloid beta protofibril antibody for the treatment of Alzheimer's disease developed by Eisai Co., Ltd. (Eisai) and Biogen Inc. (Biogen). Eisai has also filed marketing authorization applications for lecanemab in Japan and Europe. Eisai further announced that they expect to initiate a Phase 1 clinical trial with a TREM2 agonist in Alzheimer's disease in 2024. Additionally, in July 2022, Biogen announced that the FDA accepted an NDA for tofersen, a drug for ALS associated with mutations in superoxide dismutase 1 (SOD1), and in September 2022, Amylyx Pharmaceuticals, Inc. announced that the FDA approved RELYVRIO™ (sodium phenylbutyrate and taurursodiol) for the treatment of adults with ALS. The FDA granted accelerated approval to tofersen in April 2023, to be marketed as QALSODY™. In seeking accelerated approval, Biogen pointed to biomarker data and the slowing of disease progression in a longer-term follow-up in their study. In addition, companies such as Prevail Therapeutics, Inc. (Prevail) and Passage Bio, Inc. (Passage Bio) have developed gene therapy based products (PR006 and PBFT02, respectively) for the treatment of FTD-*GRN*. Vigil Therapeutics has developed small molecule (VG-3927) and antibody (iluzanebart) candidates targeting TREM2. There are also pharmaceutical and biotechnology companies, such as Denali Therapeutics, Inc. (Denali), F. Hoffman La Roche Ltd. (Roche), and Aliada Therapeutics, Inc. (Aliada), that are developing technologies for the transport of products across the blood-brain barrier. Other competitors are pursuing product candidates that act on the same targets or through comparable mechanisms of action.

Furthermore, mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of neurodegenerative disease indications, which could give such products significant regulatory and market timing advantages over any of our product candidates. Our competitors also may obtain FDA, EMA, or other regulatory approval for their products more rapidly than we may obtain approval for ours, including through fast track designation, priority review, accelerated approval or breakthrough therapy designation, and may obtain orphan drug exclusivity from the FDA for indications our product candidates are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity, and/or enforceability of our patents relating to our competitors' products, and our competitors may allege that our products infringe, misappropriate, or otherwise violate their intellectual property. The availability of our competitors' products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

The manufacture of our product candidates is complex, and we may encounter difficulties in production. If we or any of our third-party manufacturers encounter such difficulties, or fail to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical trials or our products, if approved, for patients, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The processes involved in manufacturing our product candidates are complex, expensive, highly-regulated, and subject to multiple risks. Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we will need to manufacture them in large quantities. Our CDMOs may be unable to successfully produce or increase the manufacturing scale or capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If any of the foregoing occurs, the development, testing, and clinical trials of that product candidate may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained in any or all jurisdictions in which such approval or launch is intended, which could significantly harm our business. The same risk would apply to our internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity. In addition, building internal manufacturing capacity would carry significant risks in terms of being able to plan, design, and execute on a complex project to build manufacturing facilities in a timely and cost-efficient manner.

In addition, the manufacturing process for any products that we may develop is subject to FDA, EMA, and foreign regulatory authority approval processes, and continuous oversight, and we will need to contract with manufacturers who can meet all applicable FDA, EMA, and foreign regulatory authority requirements, including complying with current good manufacturing practices (cGMPs) on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA, EMA, or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product to specifications acceptable to the FDA, EMA, or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations, and growth prospects.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in commercial activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists are expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

- our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

- the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved products;

- our inability to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

- the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability, and our ability to recognize revenue from such prices;

- restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

Even if any product candidates we develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of any of our products will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy and safety as demonstrated in clinical trials and published in peer-reviewed journals;

- the potential and perceived advantages compared to alternative treatments;

- the ability to offer our products for sale at competitive prices;

- sufficient third-party coverage or reimbursement;

- the ability to offer appropriate patient access programs, such as co-pay assistance;

- the extent to which physicians recommend our products to their patients;

- convenience and ease of dosing and administration compared to alternative treatments;

- the clinical indications for which the product candidate is approved by FDA, EMA, or other regulatory agencies;

- product labeling or product insert requirements of the FDA, EMA, or other comparable foreign regulatory authorities, including any limitations, contraindications, or warnings contained in a product's approved labeling;

- restrictions on how the product is distributed;

- the timing of market introduction of competitive products;

- publicity concerning our products or competing products and treatments;

- the strength of marketing and distribution support; and

- the prevalence and severity of any side effects.

If any product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenue, and we may not become profitable.

Any products we commercialize may become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted or potential future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continued governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or render commercially inviable our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if any product candidates we may develop obtain marketing approval.

Our ability to successfully commercialize any products that we may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Government authorities currently impose mandatory discounts for certain patient groups, such as Medicare, Medicaid, and Veterans Affairs hospitals, and may seek to increase such discounts at any time. Future regulation may negatively impact the price of our products, if approved. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement.

Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In order to get reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors, and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the medicine is approved by the FDA, EMA, or other comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates, and our overall financial condition.

Current and future CMS coverage restrictions on classes of drugs that encompass our product candidates, including our candidates for treating Alzheimer's disease, could have a material adverse impact on our ability to commercialize our product candidates, if approved, generate revenue and attain profitability. It is unclear how future CMS coverage decisions and policies will impact our business.

Our product candidates for which we intend to seek approval may face biosimilar competition sooner than anticipated.

Even if we are successful in achieving regulatory approval to commercialize a product candidate ahead of our competitors, our product candidates may face competition from biosimilar products. In the United States, our product candidates are regulated by the FDA as biologic products and we intend to seek approval for these product candidates pursuant to the BLA pathway. The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products entitled to the 12-year period of exclusivity, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is analogous to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data supporting approval of an innovative biological product, but will not be able to get it on the market until 10 years after the time of approval of the innovative product. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilar products in other countries that could compete with our products, if approved.

If competitors are able to obtain marketing approval for biosimilars referencing our product candidates, if approved, such product candidates may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our product candidates may have received approval.

Any legal proceedings or claims involving or against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action or derivative, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk when and if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection acts or in countries outside the United States under the applicable legal regimes. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit testing and commercialization of our product candidates. Even successful defense or negotiations of a settlement would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased or interrupted demand for our products;

- injury to our reputation;

- withdrawal of clinical trial participants and inability to continue clinical trials;

- initiation of investigations by regulators;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing, or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources; and

- the inability to commercialize any product candidate.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Our insurance policies may have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval processes of the FDA, EMA, and comparable foreign regulatory authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA, and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical, or other studies. We have not submitted an application for or obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, the U.S. federal government has experienced and may in the future experience shutdown or budget sequestration, which could result in significant reductions to the FDA's budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates. To the extent FDA and other regulatory authorities experience any delays or limited resources in reviewing our regulatory applications or requests for meetings and/or guidance, and inspection of manufacturing facilities prior to regulatory approval, e.g., due to the effects of worldwide economic conditions, including the COVID-19 pandemic or other geopolitical events, or other reasons, we may experience significant delays in our anticipated timelines for our clinical studies and/or for seeking regulatory approvals, which could adversely affect our business.

Applications for our product candidates could fail to receive regulatory approval in an initial or subsequent indication for many reasons, including but not limited to the following:

- the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design, implementation, or the interpretation of the results of our clinical trials;

- the FDA, EMA, or comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately or insufficiently effective or have undesirable or unintended side effects, toxicities, or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

- the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

- the FDA, EMA, or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

- we may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate's risk-benefit ratio, on its own or when compared to the standard of care, is acceptable;

- the FDA, EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures, and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval or resulting in delays in our regulatory approval, including, for example, in connection with the FDA's approval of

Biogen's Aduhelm in Alzheimer's disease amid questions regarding the underlying data, as well as the government investigation of the FDA's approval process for Aduhelm.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and growth prospects.

In addition, the FDA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations, any of which could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any regulatory approvals we may have obtained. If the Supreme Court reverses or curtails the *Chevron* doctrine, which gives deference to regulatory agencies such as FDA to interpret relevant statutes, more companies may bring lawsuits against FDA to challenge longstanding FDA decisions and policies which could undermine FDA's authority, lead to uncertainties in the industry, and disrupt FDA's normal operations, which could delay FDA's review of our regulatory submissions.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, or other comparable foreign regulatory authorities.

Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the study, and/or result in potential product liability claims. We are required to maintain product liability insurance pursuant to certain of our development and commercialization agreements. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could adversely affect our results of operations, business, and reputation. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management's attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates, and decreased demand for our product candidates, if approved for commercial sale.

Treatment-emergent MRI findings resembling ARIA have been observed. in our INVOKE-2 Phase 2 clinical trial. ARIA are MRI findings that may include vasogenic edema, sulcal effusions, microhemorrhages and/or superficial siderosis. The incidence of ARIA has been shown to increase in Alzheimer's disease patients with the administration of certain Alzheimer's disease therapeutics, namely anti-β-amyloid antibodies. We do not yet know whether the biological mechanism(s) causing the MRI changes in INVOKE-2 are the same as that associated with the ARIA that has been described with anti-amyloid beta antibodies. In INVOKE-2, most cases resembling ARIA were asymptomatic and non-serious. However, a small number of ARIA-related serious adverse events occurred early in the trial in patients with the APOE e4/e4 genotype, as previously reported. To mitigate risks associated with ARIA, at that time we voluntarily discontinued dosing and enrollment of APOE e4/e4 participants in our INVOKE-2 Phase 2 clinical trial. Following these changes, a small number of ARIA-related serious adverse events occurred in patients who are non-homozygous for the APOE e4 allele. We continue to implement earlier MRI monitoring, and are following recently published guidelines for ARIA monitoring and management. We are conducting this study under the guidance of an IDMC, which is allowed to review unblinded data and to make trial recommendations.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

- regulatory authorities may withdraw approvals of such product and cause us to recall our products;

- regulatory authorities may require additional warnings on the label;

- we may be required to change the way the product is administered, monitor patients over the course of treatment, or conduct additional clinical trials or post-approval studies;

- we may be required to create a Risk Evaluation and Mitigation Strategy plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, pre-prescription screening or ongoing monitoring for ARIA and/or other adverse events, and/or other elements, such as boxed warning on the packaging (for example, as required for lecanemab), to assure safe use;

- we could be sued and held liable for harm caused to patients; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial condition, results of operations, and growth prospects.

We currently are and may continue in the future to conduct clinical trials for our product candidates outside the United States, and the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

We currently are and may continue in the future choose to conduct one or more of our clinical trials outside the United States, including in Europe, Latin America, Asia, or Australia. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction, as regulatory authorities in different jurisdictions may impose different requirements for approval, including requirements with respect to trial design or trial diversity. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction. Our reliance on genetic screening and use of biomarkers to align patient risk profiles with targeted intervention may eventually require us to develop and use companion diagnostics, which could result in additional regulatory requirements that would need to be met to enable its use.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to regulatory approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fails to comply with the regulatory requirements in international markets or fails to receive applicable marketing approvals, our target market will be reduced, and our ability to realize the full market potential of our product candidates will be harmed.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive post-marketing requirements and regulatory scrutiny.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers' facilities are required to comply with extensive requirements imposed by the FDA, EMA, and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, BLA, or marketing authorization application (MAA). Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including any requirement to implement a Risk Evaluation and Mitigation Strategy), or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA, and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to ensure compliance. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA, BLA, or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

- issue warning letters that would result in adverse publicity;

- impose civil or criminal penalties;

- suspend or withdraw regulatory approvals;

- suspend any of our ongoing clinical trials;

- refuse to approve pending applications or supplements to approved applications submitted by us;

- impose restrictions on our operations, including closing our contract manufacturers' facilities;

- seize or detain products; or

- require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We have orphan drug designation from the FDA for latozinemab for treatment of FTD and may seek orphan drug designation for some of our other product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. While latozinemab has (and AL101 previously had) orphan drug designation for treatment of FTD, we may be unable to reap the benefits associated with orphan drug status. In addition, we may be unable to obtain orphan drug designation for any additional product candidates, if we seek such designation.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. This means that the FDA may not approve any other NDA or BLA application to market the same drug or biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity, if FDA revokes the orphan drug designation, or if FDA finds that the holder of the orphan exclusivity has not assured the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Even though the FDA has approved orphan drug status for latozinemab for treatment of FTD, the FDA can still approve other drugs that have a different active ingredient for use in treating FTD. Furthermore, orphan drug exclusivity does not prevent the FDA from approving another marketing application for the same drug product for a different indication before the expiration of the orphan exclusivity period.

As discussed above, in litigation in 2021, a court disagreed with the FDA's longstanding position that orphan drug exclusivity only applies to the approved use or indication within an eligible disease, and not to all uses or indications within the entire designated disease or condition. This appellate court decision created uncertainty in the application of orphan drug exclusivity. In January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the applicable court ruling, the FDA intends to continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that has not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of orphan drug exclusivity.

We have obtained Fast Track designation and Breakthrough Therapy designation from the FDA, for latozinemab for the treatment of patients with FTD carrying specific genetic mutation in the granulin gene, but we may be unable to obtain or maintain the benefits associated with the Fast Track designation.

Fast Track designation is designed to facilitate the development and expedite the review of therapies which treat serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review, and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product and the specific indication for which it is being studied.

In December 2019, the FDA granted Fast Track designation for latozinemab, and in January 2020, the FDA granted Fast Track designation for AL101, each for the treatment of patients with FTD carrying specific genetic mutations in the granulin gene. If our clinical development program does not continue to meet the criteria for Fast Track designation, or if our clinical trials are suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we may not realize all the benefits associated with the Fast Track program. For example, we inactivated the AL101 IND for FTD in the third quarter of 2023, and therefore Fast Track designation no longer applies. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA's priority review procedures.

In February 2024, the FDA granted Breakthrough Therapy Designation to latozinemab for the treatment of FTD-*GRN*. The benefits of Breakthrough Therapy designation include the same benefits as Fast Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably.

In particular, in 2010, the Patient Protection and Affordable Care Act, or Affordable Care Act (ACA) was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government's comparative effectiveness research. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how this Supreme Court decision, future litigation, or healthcare measures promulgated by administrative or legislative action will impact our business, financial condition, and results of operations. Complying with any new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in a material adverse effect on our business.

Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of approved products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. In March 2023, the CMS published its first guidance on how negotiations will be conducted, starting in 2026 for high expenditure drugs as determined and selected by Health and Human Services. In June 2023, CMS issued a revised guidance for the Medicare Drug Price Negotiation Program under the Inflation Reduction Act. Various industry stakeholders, including pharmaceutical companies, the U.S. Chamber of Commerce, the National Infusion Center Association, the Global Colon Cancer Association, and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. The impact of these judicial challenges as well as future legislative, executive, and administrative actions and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

Many states have proposed or enacted legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as by requiring biopharmaceutical manufacturers to publicly report proprietary pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products candidates. Such initiatives and legislation may affect the prices we may obtain or demand for any of our product candidates for which we may obtain regulatory approval.

Further, in April 2022, CMS released a national policy for coverage of aducanumab and any future monoclonal antibodies directed against amyloid approved by the FDA with an indication for use in treating Alzheimer's disease. CMS reiterated this policy in January 2023 in connection with the accelerated approval of lecanemab. According to the two-part National Coverage Determination (NCD), Medicare will cover monoclonal antibodies that target amyloid (or plaque) for the treatment of Alzheimer's disease that receive traditional approval from the FDA under coverage with evidence development. Following full approval of lecanemab in July 2023, CMS reiterated that it would broadly cover the medication while continuing to gather data. Additionally, for drugs that FDA has not determined to have shown a clinical benefit or that received an accelerated approval, Medicare will provide coverage in FDA or National Institutes of Health approved clinical trials. In February 2023, CMS again reiterated these policies in rejecting a petition from the Alzheimer's Association to provide wider coverage for lecanemab. In June 2023, CMS announced that Medicare will cover new Alzheimer's drugs with traditional FDA approval when a physician and clinical team participate in CMS' registry to collect evidence on how these drugs work in the real world. Current and future CMS coverage restrictions on classes of drugs that encompass our product candidates could have a material adverse impact on our ability to commercialize our product candidates, if approved, generate revenue and attain profitability. It is unclear how future CMS coverage decisions and policies will impact our business.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance requirements and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. Further, FDA recently authorized the state of Florida to import certain prescription drugs from Canada for a period of two years to help reduce drug costs, provided that Florida's Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida.

We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

- the demand for our product if we obtain regulatory approval;

- our ability to receive or set a price that we believe is fair for our products;

- our ability to generate revenue and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

We expect that the above healthcare reform measures and others that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. This could lower the price that we receive for any approved product. There may be further federal and state legislation and regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability, or commercialize our product candidates, if approved. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to:

- comply with the laws of the FDA, EMA, and other comparable foreign regulatory authorities;

- provide true, complete, and accurate information to the FDA, EMA, and other comparable foreign regulatory authorities;

- comply with clinical or manufacturing standards;

- comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or

- report financial information or data accurately or to disclose unauthorized activities to us.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations, and financial conditions could be adversely affected.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be subject to various federal and state fraud and abuse laws. The laws that may impact our operations include the following:

- Among other things the federal Anti-Kickback Statute, prohibits, persons from knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

- Federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, impose criminal and civil penalties, including through civil "qui tam" or "whistleblower" actions, against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease, or conceal an obligation to pay money to the federal government. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

- The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information without appropriate authorization.

- The federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, require applicable manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the U.S. Department of Health and Human Services under the Open Payments Program, information related to payments and other transfers of value made to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as nurse practitioners and physician assistants, among others) and teaching hospitals, and information regarding ownership and investment interests held by physicians (as defined by law) and their immediate family members.

- Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

- Analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection, and unfair competition laws may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales, and marketing arrangements, as well as submitting claims involving healthcare items or services reimbursed by any third-party payer, including commercial insurers.

- State laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines, and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources.

- State laws also require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration, and items of value provided to healthcare professionals and entities.

- State and foreign laws also govern the privacy and security of health information in certain circumstances, such as Washington's My Health, My Data Act, which, among other things, provides for a private right of action. Many of these laws differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development, and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is subject to complex and evolving U.S. and foreign laws and regulations relating to security, privacy and data protection. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, or monetary penalties, and otherwise may harm our business.

A wide variety of state, national, and international laws and regulations apply to security and cybersecurity requirements and the collection, use, retention, protection, disclosure, transfer, and other processing of personal data, including the data obtained in our clinical trials. These laws and regulations include the General Data Protection Regulation (GDPR) in the European Union and similar requirements in other jurisdictions, as well as state privacy laws within the United States. These security and data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. We are continually working to comply with these laws, and we have devoted, and anticipate needing to continue to devote significant additional resources to our compliance efforts. It is possible that new legislation or regulations may impose new obligations and requirements on similarly situated companies, and these laws or regulations may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction, that can result in new or modified compliance obligation or that may be inconsistent with our policies and practices. Our actual or perceived failure to adequately comply with applicable laws and regulations relating to security, privacy, and data protection, or to protect our systems, personal data, and other data we process or maintain, could result in regulatory fines, investigations and enforcement actions, penalties and other liabilities, claims for damages by affected individuals, and damage to our reputation, and could impact our ability to use, process, disclose, or transfer data obtained in our clinical trials, any of which could materially affect our business, financial condition, results of operations, and prospects.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In the past, the U.S. government has experienced budgetary shutdowns and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our business activities may be subject to the Foreign Corrupt Practices Act (FCPA), similar anti-bribery and anti-corruption laws, and other regulations.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations, or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who engage in our clinical trials or prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these investigators, prescribers and purchasers are subject to regulation under the FCPA.

Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Risks Related to Our Reliance on Third Parties

We expect to depend on collaborations with third parties for the research, development, and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.

We currently use and expect to continue to use third-party collaborators for the research, development, and commercialization of certain of the product candidates we may develop, including our arrangements with AbbVie, GSK, and Adimab. As discussed previously, GSK can terminate its GSK Agreement with us, subject to certain notice provisions, in its entirety and for convenience at any time. Similarly, AbbVie can terminate the AbbVie Agreement for convenience at any point during the term of the agreement, including the research, development, and clinical trial process. Adimab can terminate its agreements with us in the event of uncured materials breaches, and subject to certain notice requirements. In the event that one of our current third-party collaborators discontinues its collaboration with us, we may not be able to find a suitable alternative collaboration partner or partners, or we may need to obtain and expend additional and unanticipated capital to maintain our current development programs.

Our likely collaborators for any other collaboration arrangements include large and mid-sized pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies, and academic institutions. Such arrangements with any third parties, generally provide us with shared or limited control over the amount and timing of resources that our collaborators dedicate to the development or potential commercialization of any product candidates we may seek to develop with them. Our ability to generate revenue from these arrangements with commercial entities will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of our current collaborations or any collaboration that we may enter into.

Collaborations involving our research programs, or any product candidates we may develop, pose risks to us, including the following:

- collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may decide to not pursue development and commercialization of any product candidates we develop or may elect not to continue or renew development or commercialization programs, for example, based on clinical trial results, changes in the collaborator's strategic focus or available funding, the collaborator's assessment regarding the commercial viability of the product candidate, or external factors such as an acquisition that diverts resources or creates competing priorities or collaborators may elect to fund or commercialize a competing product;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, provide insufficient quantities of materials for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

- collaborations may be terminated in their entirety or with respect to certain product candidates or technologies and, if so terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates or technologies;

- collaborators may not properly obtain, maintain, enforce, or defend intellectual property or proprietary rights relating to our product candidates or research programs or may use our proprietary information in such a way as to expose us to potential litigation or other intellectual property related proceedings, including proceedings challenging the scope, ownership, validity, and enforceability of our intellectual property;

- collaborators may own or co-own intellectual property covering our product candidates or research and development programs that results from our collaboration with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property or such product candidates or research programs;

- we may need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us;

- collaborators may control certain interactions with regulatory authorities, which may impact our ability to obtain and maintain regulatory approval of our product candidates;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development, or commercialization of our product candidates or research programs or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates or research programs if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- collaborators may restrict us from researching, developing, or commercializing certain products or technologies without their involvement;

- collaborators with manufacturing, marketing, or distribution rights to one or more product candidates may not commit sufficient resources to the manufacture, marketing, or distribution of such product candidates;

- we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

- collaborators may grant sublicenses to our technology or product candidates or undergo a change of control, and the sublicensees or new owners may decide to take the collaboration in a direction which is not in our best interest;

- collaborators may become bankrupt, which may significantly delay our research or development programs, or may cause us to lose access to valuable technology, know-how, or intellectual property of the collaborator relating to our products, product candidates, or research programs;

- key personnel at our collaborators may leave, which could negatively impact our ability to productively work with our collaborators;

- collaborations may require us to incur short and long-term expenditures, issue securities that dilute our stockholders, or disrupt our management and business;

- if our collaborators do not satisfy their obligations under our agreements with them, if they terminate our collaborations with them, or if we fail to satisfy our obligations to our collaborators, we may not be able to develop or commercialize product candidates as planned;

- the terms of a collaboration agreement may be amended in a manner that could negatively impact us;

- collaborations may require us to share in development and commercialization costs pursuant to budgets that we do not fully control, and our failure to share in such costs could have a detrimental impact on the collaboration or our ability to share in revenue generated under the collaboration;

- collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and

- if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our development or commercialization program under such collaboration could be delayed, diminished, or terminated.

For example, AbbVie, after reviewing the CD33 collaboration program with us, decided to terminate the CD33 collaboration program, under which AL003 was being developed. Additionally, GSK is conducting the PROGRESS-AD Phase 2 trial with AL101/GSK4527226, and Alector is responsible for up to $140.5 million of the costs of such study. As such, the timing at which such costs are incurred, and the day-to-day operations of conducting such study are not within Alector's control.

We may face significant competition in seeking appropriate collaborations. For example, business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

We may not realize the benefit of collaborations if we or our collaborator elects not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. For example, AbbVie may decide not to exercise its exclusive option to develop and commercialize our TREM2 program, and in that case, we would not receive a $250.0 million milestone payment for such opt-in or any future payments, and all rights to the TREM2 program would revert back to us. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator's technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Many of the risks relating to product development, regulatory approval, and commercialization described in this "Risk Factors" section also apply to the activities of our collaborators and any negative impact on our collaborators may adversely affect us.

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of our research and preclinical testing and our clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. For example, if our CROs or clinical sites deviate from the clinical protocol or cGCPs, then such deviations could have serious negative impacts on our trials, including exclusion of patients or sites from our trials, which could put patients at risk or make assessment of the clinical endpoints infeasible or inconclusive. Moreover, the FDA requires us to comply with cGCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible, and accurate and that the rights, integrity, and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on government-sponsored databases within certain timeframes. We may also be exposed to additional liabilities if our contracted third parties engage in activities associated with improper use of information obtained in the course of patient recruitment for our clinical trials, cGCP noncompliance or noncompliance under applicable privacy laws, which could result in regulatory sanctions and cause serious harm to our reputation and business operations. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, clinical data to advance development of any of our product candidates or to achieve marketing approvals for any of our product candidates and we will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors, including with the shipment of any drug supplies, could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of materials for our research programs, preclinical studies, clinical trials, and for commercialization of any product candidates that we may develop. Additionally, GSK, and AbbVie, have certain product manufacturing rights under their respective agreements. This reliance on third parties carries and may increase the risk that we will not have sufficient quantities of such materials, product candidates, or any medicines that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We do not have any manufacturing facilities. We currently rely on CDMOs for the manufacture of our materials for preclinical studies and clinical trials and expect to continue to do so for preclinical studies, clinical trials, and for commercial supply of any product candidates that we may develop. We currently have established relationships with several CDMOs for the manufacture of each of our product candidates, as well as with GSK for latozinemab and AL101, and with AbbVie for AL002. We may be unable to establish any further agreements with CDMOs or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on CDMOs entails additional risks, including:

- the possible breach of the manufacturing agreement by the third party;

- the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

- reliance on the third party for regulatory compliance, quality assurance, safety, and pharmacovigilance and related reporting; and

- the inability to produce required volume in a timely manner and to quality standards.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our CDMOs or collaboration partners, to comply with applicable regulations could result in clinical holds on our trials, sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures, or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business, financial condition, results of operations, and prospects.

Any medicines that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future third-party manufacturers could delay clinical development or marketing approval. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer and may incur added costs and delays in identifying and qualifying any such replacement. Furthermore, securing and reserving production capacity with contract manufacturers may result in significant costs.

Our current and anticipated future dependence upon others for the manufacture of any product candidates we may develop may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

We, and the CDMO partners on which we rely, depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials, could harm our business.

We and the CDMO partners on which we rely depend on third-party suppliers for the supply of the raw materials required for the production of our product candidates, and we expect to continue to depend on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. Their dependence on these third-party suppliers and the challenges faced in obtaining adequate supplies of raw materials involve several risks, including supply chain issues caused by the effects of worldwide economic conditions, including the COVID-19 pandemic, national security concerns, export or import restrictions, trade tariffs, or other geopolitical events, limited control over pricing, the availability of such materials, the quality of such materials, and delivery schedules. To the extent our business relies on customers, vendors, or suppliers in countries where the U.S. government has imposed any of these or other trade restrictions, our business may experience a material adverse effect. As a small company, our negotiation leverage is limited, and we are likely to get lower priority than our competitors who are larger than we are. We do not have long-term supply agreements, and we purchase our required drug product on a development manufacturing services agreement or purchase order basis. We cannot be certain that suppliers will continue to provide the quantities of these raw materials that are required or satisfy the anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials, including those caused by the effects of worldwide economic conditions including the COVID-19 pandemic or other geopolitical events, could materially harm our ability to manufacture our product candidates until a new source of supply, if any, can be identified and qualified. In such an event, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of the suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any product candidates we develop, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary product candidates and other technologies we may develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad relating to our core programs and product candidates, as well as other technologies that are important to our business. As our product candidates enter and progress through clinical development, we continue to pursue intellectual property protection with respect to certain aspects of those product candidates. For example, we have filed or intend to file patent applications on aspects of our technology and core product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in cases in which we have only filed provisional patent applications on certain aspects of our technology and product candidates, each of those provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions relating to our core programs and product candidates, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture for protection of such core programs, product candidates, and other technologies. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our core programs and product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If any of our patent applications, or those of our collaborators, do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents or those of our collaborators with respect to our product candidates. With respect to both our intellectual property and that of our collaborators related to our product candidates, we cannot predict whether the patent applications we and our collaborators are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we or our collaborators may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs,

CDMOs, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our collaborators were first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our or our collaborators' pending and future patent applications may not result in patents being issued which protect our product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we or our collaborators license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents to which we or our collaborators have rights may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We or our collaborators may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (USPTO) or foreign patent offices or become involved in opposition, derivation, revocation, reexamination, post-grant and *inter partes* review, inventorship dispute, or interference proceedings or other similar proceedings challenging our or our collaborators' patent rights. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize our product candidates or other technologies and compete directly with us, without payment to us. Moreover, we, or any one of our collaborators, may have to participate in post-grant challenge proceedings, such as oppositions in a foreign patent office, in which a third party challenges the features of patentability with respect to our or our collaborators' patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we or our collaborators are unsuccessful in any such proceeding or other inventorship dispute, we may be required to obtain and maintain licenses from third parties. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with rights to exclude others for sufficient period of time from commercializing products similar or identical to ours.

Some of our patents and patent applications may be co-owned with third parties. In addition, collaborators or future licensors may co-own their patents and patent applications with other third parties with whom we do not have a direct relationship. Our rights to certain of these patents and patent applications may be dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to our license agreements. If our collaborators or future licensors do not have exclusive control of the grant of licenses under any such third-party co-owners' interest in such patents or patent applications or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology to the extent such products and technology are not also covered by our intellectual property. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our rights to develop and commercialize are subject, in part, to the terms and conditions of agreements with others, including terms and conditions regarding intellectual property rights.

We rely on certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates, and development and commercialization of our product candidates are subject to the terms and conditions of certain collaboration agreements with third parties. For example, in 2014 we entered into the Adimab Collaboration Agreement with Adimab. Under the 2014 Adimab Collaboration Agreement, we are developing antibodies discovered by Adimab in our latozinemab and AL101 product candidates, and we are developing an antibody optimized by Adimab in our AL002 product candidate. In August 2019, we entered into a new collaboration agreement with Adimab for development of antibodies for use in future programs. In 2021, we entered into another collaboration agreement with Adimab, which granted us an exclusive option to obtain a specified number of engineered sequences discovered or optimized by Adimab and directed against targets that we select. Additionally, in October 2017, we entered into an agreement with AbbVie to co-develop and commercialize medicines with AbbVie to treat Alzheimer's disease and other neurodegenerative diseases. In July 2021, we entered into the GSK Agreement to collaborate on the global development and commercialization of the progranulin-elevating monoclonal antibodies, latozinemab and AL101.

Our agreements with Adimab, AbbVie, GSK, and other agreements we enter into in the future may not provide exclusive rights to use certain intellectual property and technology retained by the collaborator in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products that utilize technology retained by such collaborators to the extent such products are not also covered by our intellectual property.

In addition, subject to the terms of any such agreements, we may not have the right to control the preparation, filing, prosecution, and maintenance, and we may not have the right to control the enforcement and defense of certain patents and patent applications relating to or affecting our development candidates. For example, the GSK Agreement provides GSK with certain rights with respect to preparation, filing, prosecution, maintenance, enforcement, and defense of certain patents and patent applications.

We cannot be certain that patents and patent applications as to which preparation, filing, prosecution, maintenance, enforcement, or defense are controlled by our collaborators will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our collaborators fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, our rights to such patents may be reduced or eliminated, our right to develop and commercialize any of our product candidates that are the subject of such rights could be adversely affected, and we may have a reduced ability to prevent competitors from making, using, and selling competing products. In addition, even where we have the right to control prosecution of patent applications we have licensed to and from collaborators, we may still be adversely affected or prejudiced by actions or inactions of our collaborators that took place prior to the date upon which we assumed control of patent prosecution.

Furthermore, our or our collaborators' patents may be subject to a reservation of rights by one or more third parties. For example, we received an award from the National Institute of Health in support of our research into the production and characterization of novel therapeutic antibodies against the neurotrophic factor PGRN degrading receptor SORT1. As a result, the U.S. government may have certain rights to resulting intellectual property. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government's rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of the government funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements for public use under federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in facilities in the United States in certain circumstances and if the U.S. government does not waive this requirement. Any exercise by the U.S. government of such rights or by any third party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Moreover, the government may implement new policies and guidelines that impose certain risks on our intellectual property. On July 28, 2023, President Biden issued an Executive Order that emphasized a preference for domestic manufacturing for subject inventions under the Bayh Dole Act. On December 7, 2023, the National Institutes of Science and Technology (NIST) published a draft framework for expanding the use of the government's march-in rights under Bayh Dole. To date, the government has not exercised its march-in rights against any federal funding recipient (assignee or exclusive licensee). However, the framework proposes using the price of pharmaceuticals as a factor in determining whether a federally funded drug is sufficiently accessible to the public and as a basis for the exercise of the government's march-in rights. If the final framework applies to certain inventions developed with government funding and no waivers or exceptions apply, the U.S. government could exercise its march-in rights for these subject inventions under the new framework, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we option or license intellectual property rights from our collaborators or future licensors or otherwise experience disruptions to our business relationships with our collaborators or future licensors, we could lose intellectual property rights that are important to our business.

We have entered into agreements with our collaborators to option or license certain intellectual property and may need to obtain additional intellectual property rights from others to advance our research or allow commercialization of product candidates we may develop. It is possible that we may be unable to obtain additional intellectual property rights at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

In addition, each of our agreements with collaborators do, and we expect our future agreements will, impose various economic, development, diligence, commercialization, and other obligations on us. Certain of our collaboration agreements also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products. In spite of our efforts, our collaborators might conclude that we have materially breached our obligations under such agreements and might therefore terminate or seek damages under the agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these agreements. If termination of these agreements causes us to lose the rights to certain patents or other intellectual property, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may have the freedom to seek regulatory approval of, and to market, products similar to or identical to ours and we may be required to cease our development and commercialization of certain of our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and growth prospects.

Moreover, disputes may arise regarding intellectual property subject to a collaboration agreement, including:

- the scope of the option or license rights granted under the agreement and other interpretation-related issues;

- the extent to which our technology and processes infringe on intellectual property of the collaborator that is not subject to the option or license rights granted under the agreement;

- the sublicensing of patent and other rights under our collaborative development relationships;

- our diligence obligations under the agreement and what activities satisfy those diligence obligations; and

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our collaborators and us and our other partners.

In addition, the agreements under which we currently have rights to option or license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects. Moreover, if disputes over intellectual property that we have optioned or licensed prevent or impair our ability to maintain our current arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and growth prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States.

Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in or into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we, our collaborators, or any of our future licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our collaborators or licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We also are dependent on our collaborators or licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

The ongoing conflict between Russia and Ukraine, including the sanctions targeting Russia, could interfere with filing of patent applications, prosecution of applications, and maintenance of issued patents in Russia, Ukraine, and via the Eurasian Patent Office. For example, the conflict and sanctions could interfere with payment of filing fees, extension fees, and annuities. The conflict and sanctions could also interfere with enforcement or defense of patents issued in Russia, Ukraine, and via the Eurasian Patent Office. Similarly, the ongoing conflict between Israel and Hamas could interfere with our ability to prosecute, maintain, enforce and defend patents in Israel. These conflicts and associated sanctions could therefore increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any future issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, under the Leahy-Smith America Invents Act (the America Invents Act), the first inventor to file a patent application in the United States is entitled to the patent on an invention regardless of whether another party was the first to invent the claimed invention. Therefore, a third party that filed a patent application in the USPTO after March 2013, but before us, could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This possibility requires us to be cognizant of the time from invention to the time of filing a patent application. Because patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our product candidates or other technologies.

Certain procedures at the USPTO under the America Invents Act could affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, *inter partes* review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Rulings from the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, in the recent Supreme Court decision, *Amgen Inc. v. Sanofi,* 143 S.Ct. 1243 (2023)*,* the Court affirmed a Federal Circuit decision and held that patent claims reciting a genus of antibodies defined by a functional property were invalid because the specification did not provide sufficient teaching to make and use the full scope of the claimed genus. These rulings have created uncertainty with respect to the validity and enforceability of patents, once obtained, for example, with respect to written description and enablement requirements. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our product candidates and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiated legal proceedings against a third party to enforce a patent covering our product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, *inter partes* review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and growth prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Protection Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and growth prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants, or others who are involved in developing our product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our patents, trade secrets, or other intellectual property. If the defense of any such claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. We consider trade secrets and know-how to be one of our primary sources of intellectual property. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate and academic collaborators, outside scientific collaborators, CROs, CDMOs, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants, train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and remind former employees when they leave their employment of their confidentiality obligations. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may not be successful in obtaining, through acquisitions or otherwise, necessary rights to our product candidates or other technologies.

Many pharmaceutical companies, biotechnology companies, and academic institutions that are competing with us in the field of neurodegeneration therapy may have patents and have filed and are likely filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. We may also require licenses from third parties for certain technologies for use with future product candidates. In addition, with respect to any patents we co-own with third parties, we may wish to obtain licenses to such co-owners' interest to such patents. However, we may be unable to secure such licenses or otherwise acquire any rights to compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our future product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Third-party claims of intellectual property infringement, misappropriation, or other violation against us or our collaborators may prevent or delay the development and commercialization of our product candidates and other technologies.

The field of discovering treatments for neurodegenerative diseases is highly competitive and dynamic. Due to the focused research and development that is taking place by various companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. Additionally, the technology used in our product candidates is still in development and no products utilizing similar technology have yet reached the market. As such, there may be significant intellectual property related litigation and proceedings relating to our, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our and our collaborators' ability to develop, manufacture, market, and sell any product candidates that we develop and to use our proprietary technologies without infringing, misappropriating, and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, and we may become subject to, or threatened with, such actions in the future, regardless of their merit. In addition, we may undertake costly administrative proceedings for challenging third party patents, including post-grant, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot be assured that our product candidates and other technologies that we have developed, are developing, or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing product candidates, and other technologies might assert are infringed by our current or future product candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or other technologies, could be found to be infringed by our product candidates or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates or other technologies may infringe.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our product candidates or other technologies infringes upon these patents. In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable, and infringed by our product candidates or other technologies. In this case, the holders of such patents may be able to block our ability to manufacture or commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing product candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties, and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights or to defend against allegations of patent infringement, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of our licensing partners also may become involved in inventorship, or validity disputes. To counter or defend against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent in which we have an interest is invalid or unenforceable, the other party's use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and growth prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

- our future licensors or collaborators, might not have been the first to invent the claimed inventions covered by the issued patents or pending patent applications that we license in the future;

- we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

- it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

- issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

- our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may harm our business; and

- we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Risks Related to Our Operations

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate, and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on our leadership, including our Chief Executive Officer, Dr. Arnon Rosenthal. The loss of the services provided by any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to either find suitable replacements in the event of such loss or to attract senior management personnel to fill open positions could result in delays in the development of our product candidates and harm our business.

We conduct our operations at our facility in South San Francisco, California, a region that is headquarters to many other biotechnology companies as well as many academic and research institutions, which may limit our ability to hire competitively and retain highly qualified personnel from or outside of our region.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided and will continue to provide restricted stock units, stock option grants, and other equity awards that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. If we are unable to attract and incentivize quality personnel on acceptable terms, or at all, it may cause our business and operating results to suffer.

We will need to effectively manage the size and capabilities of our organization.

As of December 31, 2023, we had 244 full-time employees. As our development plans and strategies develop, and as we progress development of our product candidates and move towards commercialization, we will be required to add additional managerial, operational, financial, and other personnel. We will need to effectively manage the size and capabilities of our organization and any future growth through significant responsibilities on members of management, including:

- identifying, recruiting, integrating, retaining, and motivating additional employees;

- managing our internal development efforts effectively, including the clinical and FDA review process for our current and future product candidates, while complying with our contractual obligations to collaborators and other third parties;

- expanding our operational, financial and management controls, reporting systems, and procedures; and

- managing increasing operational and managerial complexity.

Our future financial performance and our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities.

Our near-term financial performance and development plans also require that we manage our personnel, and we recently committed to a plan to reduce our workforce to better align our resources with our current strategic priorities. We initiated a reduction in force impacting approximately 30 employees across the organization effective March 2023. One-time restructuring charges associated with the reduction in force were approximately $1.7 million, primarily consisting of personnel expenses such as salaries, one-time severance payments, and other benefits. Most cash payments related to these expenses were paid out during the first half of 2023. Any future reductions in or restructurings of our workforce, whether due to market downturns, uncertainty in capital markets, other macroeconomic changes or any other reason, may generate severance and other costs that may cause our business and operating results to suffer.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively manage or expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop our product candidates, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates, and accordingly, may not achieve our research, development, and commercialization goals.

We have engaged in strategic collaborations and may in the future engage in acquisitions, collaborations, or strategic partnerships, which may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We have engaged in strategic collaborations in the past, such as our strategic collaborations with AbbVie and GSK, and we may engage in various acquisitions, collaborations, and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition, collaboration, or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- volatility with respect to the financial reporting related to such arrangements, such as our expected variability in the recognition of revenue each quarter from the AbbVie and GSK Agreement based on the percentage-of-completion basis under the applicable accounting rules;

- assumption of indebtedness or contingent liabilities;

- potential goodwill impairment resulting from such acquisitions;

- issuance of our equity securities which would result in dilution to our stockholders;

- assimilation of operations, intellectual property, products, and product candidates of an acquired company by our partners, including difficulties associated with integrating new personnel;

- diversion of our management's attention from our existing product programs and initiatives in pursuing such an acquisition, collaboration or strategic partnership;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals, that may impact their ability to fulfill their obligations under such transaction;

- risks that the other party to such a transaction may exercise its rights under the applicable agreement in a way that negatively impacts us; and

- our inability to generate revenue from acquired or partnered intellectual property, technology, and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense.

We have experienced cyber-attacks in the past, and our internal computer systems, or those used by third parties with which we engage, such as research institution collaborators, clinical trial sites, and CROs or other vendors, contractors or consultants, may fail or suffer other breakdowns, cyberattacks, or information security breaches or sensitive data loss that could compromise the confidentiality, integrity, and availability of such systems and data, result in material disruptions of our development programs and business operations, risk disclosure of confidential, financial, or proprietary information, and affect our reputation.

We have experienced cyberattacks in the past that have not had a material effect on our business operations, and we face the risk of future cyberattacks that may or may not have a material effect. Despite the implementation of security measures, our internal computer systems and those of third parties with which we engage, such as research institution collaborators, clinical trial sites, and CROs and other vendors, contractors and consultants, may be vulnerable to damage, interruption, or other disruption from various causes, including computer viruses and other malicious code, and may be vulnerable to unauthorized access. Likewise, data privacy or security breaches or breaches by employees or others may pose a risk that sensitive data, including our intellectual property, trade secrets, or personal information of our employees, patients, customers, or other business partners, may be exposed to unauthorized persons or to the public or may otherwise be misused. As the cyber-threat landscape evolves, especially as certain of our employees have engaged in remote or hybrid work, these attacks are growing in frequency, sophistication, and intensity, and are becoming increasingly difficult to detect, mitigate, and defend against. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. During times of war and other conflicts, we and our business counterparties, including third parties upon which we rely, may be vulnerable to a heightened risk of these attacks. Such attacks might involve the use of sophisticated malware, including ransomware or various types of service denial tactics. They can be initiated through harmful websites or by leveraging phishing strategies, social engineering tactics, or credential stuffing. This might also include brute force attacks, along with other contemporary malicious methods which are always changing.

If a breakdown, cyberattack, or other information security breach or incident occurs, it could cause damage to or interruptions or other disruptions in our operations or those of third parties with which we engage, and could result in damage to, the loss or unavailability of, or misappropriation or other unauthorized use or processing of, sensitive data, including personal information and confidential information, such as our intellectual property or financial information, and a material disruption of our development programs and our business operations. For example, the loss or unavailability of, or damage to, clinical trial data from completed, ongoing, or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third-party research institution collaborators, clinical trial sites, and CROs and other vendors, consultants and contractors for research and development of our product candidates, and we rely on other third parties, such as CDMOs and CROs, to manufacture our product candidates and to conduct clinical trials, respectively. Supply-chain attacks against third-party actors like these have increased in frequency and severity, and we cannot guarantee that third-party infrastructure in our supply chain or our third-party partners' supply chains have not been compromised. Cyberattacks, security breaches and incidents, and disruptions, interruptions, and similar events relating to their computer systems and operations could also have a material adverse effect on our business.

We and our business counterparties, including third parties on which we rely, may be unable to anticipate or prevent techniques used to obtain unauthorized access to or to compromise our or our business counterparties' systems because such techniques change frequently and are generally not detected until after an incident has occurred. There can be no assurance that we and our business counterparties will be successful in efforts to detect, prevent, or fully recover systems or data from all breakdowns, service interruptions or other disruptions, attacks, or compromises of, or security breaches or incidents impacting, systems that could adversely affect our business and operations and/or result in the loss or unavailability of, or damage to, critical or sensitive data.

Any disruption or security breach or incident resulting in loss or unavailability of, or damage to, our data or systems, or those of third parties on which we rely, or inappropriate use, disclosure, or modification of personal, sensitive, confidential or proprietary information, could result in our being subject to claims, demands, and litigation, investigations and other regulatory proceedings, and fines and other liabilities, as well as in delays to further development and commercialization of our product candidates. While we have invested, and continue to invest, in the protection of our data and information technology infrastructure, there can be no assurance that our efforts will prevent service disruptions, or prevent or identify vulnerabilities or security breaches or incidents, that could adversely affect our business and operations or result in the loss, unavailability, or corruption of, or inappropriate access to or use of, confidential, personal, or other sensitive information or company resources. Any such interruptions, breaches or incidents, or the perception that any have occurred, could result in financial, legal, business, or reputational harm to us. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other privacy and security breaches or incidents.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Business disruptions, including as a result of global pandemics, could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our collaborators, CROs, CDMOs, suppliers, and other contractors and consultants, could be subject to pandemic events and other events beyond our control, such as the spread of disease, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, political unrest, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, and other natural or man-made disasters or business interruptions, for which we are either totally or partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster, global pandemics, or other business interruption. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

The majority of our operations including our corporate headquarters are located in a facility in South San Francisco, California. Damage or extended periods of interruption to our corporate, development, or research facilities due to fire, natural disaster, global pandemics, power loss, communications failure, unauthorized entry, earthquakes or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances, and our business may be seriously harmed by such delays and interruption.

Our business is subject to economic, political, regulatory, and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Some of our CDMOs and clinical trial sites, for example, are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

- economic weakness, including inflation, or political instability in particular in non-U.S. economies and markets;

- differing and changing regulatory requirements in non-U.S. countries;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- difficulties in compliance with non-U.S. laws and regulations;

- changes in non-U.S. regulations and customs, tariffs, and trade barriers;

- changes in non-U.S. currency exchange rates and currency controls;

- changes in a specific country's or region's political or economic environment;

- shipping of biologics/drugs;

- trade protection measures, import or export licensing requirements, or other restrictive actions by U.S. or non-U.S. governments;

- negative consequences from changes in tax laws; (including the provisions of the recently enacted federal tax legislation titled the Inflation Reduction Act);

- compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- difficulties associated with staffing and managing international operations, including differing labor relations;

- potential liability under the FCPA, UK Bribery Act, or comparable foreign laws; and

- business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, droughts, extreme temperatures, and fires.

These and other risks associated with our planned international operations may materially adversely affect our ability to attain profitable operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2023, we had federal and state net operating loss (NOL) carryforwards of approximately zero and $202.2 million, respectively. Federal NOL carryforwards have an indefinite life but cannot offset more than 80% of taxable income. Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss and research and development credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50% occurs within a three-year period. As a result of our initial public offering in February 2019 and follow-on public offering in January 2020, and other transactions that have occurred since our incorporation, we may have experienced such an ownership change. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which are outside our control. As a result, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation. Additionally, our NOLs may also be subject to limitations under state law.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

We are or may become subject to income and non-income taxes in the United States under federal, state, and local jurisdictions and in certain foreign jurisdictions in which we operate. Tax laws, regulations and administrative practices in these jurisdictions may be subject to significant change, with or without advance notice. For example, on January 1, 2022, a provision of the TCJA went into effect that eliminates the option to deduct domestic research and development costs in the year incurred and instead requires taxpayers to amortize such costs over five years for domestic costs and 15 years for foreign costs. As a result, the Company recognizes taxable income earlier than anticipated. Also, the United States recently enacted the Inflation Reduction Act of 2022 (the IRA), which introduced a 15% minimum tax on book income and a 1% excise tax on certain stock buybacks. Changes in tax laws (including provisions of the IRA), regulations, or rulings, changes in interpretations of existing laws and regulations, or changes in accounting principles could negatively or materially affect our financial position, cash flows and results of operations.

General Risk Factors

The market price of our common stock may continue to be volatile, which could result in substantial losses for investors.

Although our common stock is listed on the NASDAQ Global Select Market, the market for our shares has demonstrated varying levels of trading activity. The trading price of our common stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations and progression of our product pipeline may not meet the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall. Some of the factors that may cause the market price of our common stock to fluctuate or decline include:

- the success of existing or new competitive products or technologies;

- the timing and results of clinical trials for our current product candidates and any future product candidates that we may develop;

- commencement or termination of collaborations for our product development and research programs;

- failure to achieve development, regulatory, or commercialization milestones under our collaborations;

- failure or discontinuation of any of our product development and research programs;

- results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents, or other proprietary rights;

- the recruitment or departure of key personnel;

- the level of expenses related to any of our research programs, clinical development programs, or product candidates that we may develop;

- the results of our efforts to develop additional product candidates or products;

- actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders, or other stockholders, such as if we use our at-the-market facility;

- expiration of market standoff or lock-up agreements;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in estimates or recommendations by securities analysts, if any, that cover our stock;

- changes in the structure of healthcare payment systems;

- market conditions in the pharmaceutical and biotechnology sectors;

- general economic, political, industry, and market conditions, including a rising rate of inflation or a period of economic recession; and

- the other factors described in this "Risk Factors" section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors, such as inflationary concerns, may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business cease to cover us or downgrade their evaluations of our stock or if we fail to meet their operating results estimates for us, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amount of our common stock in the public market, the market price of our common stock could decline significantly.

Certain holders of shares of our common stock have rights may, in the future, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price for our common stock.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We have an omnibus shelf registration statement on Form S-3 with the SEC, which became effective on May 1, 2023, which permits us to issue up to $400 million in common stock, other equity securities and/or debt securities. On November 7, 2023, we entered into an at-the-market sales agreement with Cowen and Company, LLC (TD Cowen) pursuant to which we may offer and sell from time to time through TD Cowen up to $125,000,000 of shares of our common stock, in such share amounts as we may specify by notice to TD Cowen. On January 17, 2024, we entered into an underwriting agreement with Cantor Fitzgerald & Co. (Cantor), pursuant to which we offered and sold 10,869,566 shares of the Company's common stock at a price per share of $6.57 paid by Cantor. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our directors, executive officers, holders of more than 5% of our outstanding stock and their respective affiliates beneficially own 40.9 percentage of our outstanding common stock as of February 22, 2024. As a result, these stockholders, if they act together, may significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company that our other stockholders may believe is in their best interests. This in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

We have incurred and will continue to incur significant additional costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have hired, and expect that we will need to continue to hire, additional accounting, finance, and other personnel in connection with our being, and our efforts to comply with the requirements of being, a public company, and our management and other personnel have devoted and will continue to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to maintain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we are unable to maintain effective internal controls, our business, financial position, and results of operations could be adversely affected.

As a public company, we are subject to reporting and other obligations under the Exchange Act, including the requirements of Sarbanes-Oxley Act Section 404(a), which require annual management assessments of the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act also requires our independent auditors to attest to, and report on, this management assessment.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources. If we are not able to comply with the requirements of Section 404 or if we or our independent registered public accounting firm are unable to attest to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our operations are subject to the effects of a rising rate of inflation.

The United States has recently experienced historically high levels of inflation. According to the U.S. Bureau of Labor Statistics, the annual consumer price index increase for the United States was approximately 3.4% for the 12 months ended December 31, 2023. If the inflation rate continues to increase, it will affect our expenses, such as employee compensation and research and development charges. Research and development expenses account for a significant portion of our operating expenses. Such increased charges may not be readily recoverable during the period of time that we are bringing the product candidates to market. Additionally, the United States is experiencing an acute workforce shortage, which in turn, has created a very competitive wage environment that may increase the

Company's operating costs. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may adversely affect our consolidated financial condition and results of operations.

Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others.

Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others. For example, on March 10, 2023, Silicon Valley Bank (SVB), where we maintained certain immaterial deposit accounts at the time, was placed into receivership with the Federal Deposit Insurance Corporation (FDIC), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. If other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC. In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC's insurance limit. Any delay in our ability to access our cash, cash equivalents and investments (or the loss of some or all of such funds) or to timely pay key vendors and others could have a material adverse effect on our operations and cause us to need to seek additional capital sooner than planned.

We do not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our charter documents:

- establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- provide that our directors may only be removed for cause;

- eliminate cumulative voting in the election of directors;

- authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

- provide our board of directors with the exclusive right to elect a director to fill a vacancy or newly created directorship;

- permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

- prohibit stockholders from calling a special meeting of stockholders;

- require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

- authorize our board of directors, by a majority vote, to amend the bylaws; and

- require the affirmative vote of at least 66 2/3% or more of the outstanding shares of common stock to amend many of the provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty;

- any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, using widely recognized industry frameworks. We use risk management strategies that focus on vital areas such as data protection, access control, incident response, and vulnerability management, and we have integrated these processes into our overall risk management program. We routinely assess risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We have implemented a multi-faceted cybersecurity program in accordance with globally recognized standards to protect the confidentiality, integrity, and availability of our information assets. The primary aims of this program are to devise, initiate, and maintain a cybersecurity approach that safeguards our systems, services, and data from unauthorized access, outages, exposure, modification, damage, and loss.

We have implemented a range of logical and technical controls to appropriately restrict physical and logical access. We maintain authentication controls in line with industry-recognized standards, including audit trails and logs for access. Access privileges are updated following any change in personnel or system, and are reviewed periodically, with the frequency determined by the associated risk of the application or system.

We engage the expertise of third-party organizations to assist us to design and implement our cybersecurity procedures, as well as to monitor and test our safeguards in the context of recognized industry standards and practices. This process aims to confirm that our security infrastructure is robust and efficient, and that it is designed to resist diverse security threats. We use the critical insights gained from these third-party assessments to continue to improve our security controls and protect our systems and data.

We evaluate potential cybersecurity risks associated with third-party service providers, including through a periodic vendor security review process overseen by our Head of Cybersecurity.

We have not encountered any cybersecurity threats or incidents to date that have materially affected, or that are reasonably likely to materially affect, our business, strategy, results of operations or financial condition. For additional information regarding cybersecurity risks and their potential impacts on our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K.

Governance

Our Vice President, Technology and Digital Health, serves as our Head of Cybersecurity and is responsible for developing and executing our cybersecurity strategy and program. We also maintain a team of cybersecurity professionals who are responsible for security operations and report to the Head of Cybersecurity, who has more than 20 years' experience in cybersecurity and information technology infrastructure and operations.

Our Head of Cybersecurity is regularly informed about developments in cybersecurity, including potential threats and innovative risk management techniques in the interest of effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The Head of Cybersecurity oversees the processes for monitoring our information systems, including periodic system audits to identify potential vulnerabilities and third-party audits and evaluations. In the event of a cybersecurity incident, the Head of Cybersecurity implements an incident response plan. This plan includes immediate actions to mitigate the impact of incidents and strategies for remediation of future incidents. The Head of Cybersecurity is responsible for reporting information about cybersecurity risks and incidents to our Chief Financial Officer and other members of executive management.

Our board of directors oversees our enterprise risk management, including our management of cybersecurity risks. The audit committee of our board of directors has primary responsibility for the oversight of risks from cybersecurity threats. The Head of Cybersecurity, or a delegate, provides quarterly reports to the audit committee on the effectiveness and overall status of our cybersecurity program, and is responsible for reporting to the audit committee information about our company's cybersecurity risks and activities, including any recent cybersecurity incidents and related responses.

Item 2. Properties.

Our corporate headquarters are currently located in South San Francisco, California, where we lease approximately 105,000 square feet of office and laboratory space. The term of the lease agreement expires in May 2029, with an option to extend the term of the lease for an additional 10 years. The lease agreement also provides us a right of first offer to expand into available office space in the building. We subleased approximately 7,100 square feet of our corporate headquarters in November 2021 with a lease term that expired in December 2022. Additionally, we subleased approximately 13,150 square feet of our corporate headquarters in May 2022 with a lease term that expired in November 2023. We also subleased approximately 13,250 square feet of the Headquarters in November 2023 with a lease term that will expire in November 2024. We also subleased approximately 9,300 square feet of our corporate headquarters in February 2023 with a lease term that will expire in February 2025. We lease approximately 18,700 square feet of additional office and laboratory space in Newark, California. We believe that these facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation, or other legal proceedings can have an adverse impact on us because of legal fees and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock is publicly traded on the Nasdaq Global Select Market under the symbol "ALEC."

Holders of Record

As of February 22, 2024, there were approximately 6 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

Stock Performance Graph

This graph is not "soliciting material" or deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that Section, and shall not be deemed incorporated by reference into any filing of Alector, Inc. under the Securities Act of 1933, as amended (the Securities Act), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph compares the cumulative total return to stockholder return on our common stock relative to the cumulative total returns of the NASDAQ Composite Index and the NASDAQ Biotechnology Index. An investment of $100 is assumed to have been made in our common stock and each index on February 7, 2019 (the first day of trading of our common stock) and its relative performance is tracked through December 31, 2023. Pursuant to applicable Securities and Exchange Commission rules, all values assume reinvestment of the full amount of all dividends, however no dividends have been declared on our common stock to date. The stockholder returns shown on the graph below are based on historical results and are not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.



Comparison of Cumulative Total Return
among Alector, Inc., NASDAQ Biotechnology Index, and NASDAQ Composite Index

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, including those described in the section titled "Special Note Regarding Forward Looking Statements." Our actual results and the timing of selected events could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section titled "Risk Factors" included elsewhere in this report.

Overview

We are a clinical stage biotechnology company pioneering immuno-neurology, a novel therapeutic approach for the treatment of neurodegeneration. Immuno-neurology targets immune dysfunction as a root cause of multiple pathologies that are drivers of degenerative brain disorders. We are developing therapies designed to counteract these pathologies simultaneously by restoring healthy immune function to the brain. Supporting our scientific approach, our research and drug discovery platform enables us to identify targets and advance a broad portfolio of product candidates, validated by human genetics, which we believe may improve the probability of technical success over shorter development timelines. Three product candidates, latozinemab (also referred to as AL001), AL002, and AL101 are in clinical development. We continue to develop our preclinical and research pipeline, and we are developing our proprietary blood brain barrier technology to potentially apply to next generation product candidates. We are focusing our development resources on latozinemab in FTD and AL002 and AL101 in Alzheimer's disease. We are advancing our clinical product candidates and research pipeline with our existing resources and in collaboration with our partners, GSK and AbbVie.

Our operations have been financed primarily through our collaborations with AbbVie and GSK and the issuance and sale of convertible preferred stock and of common stock upon the completion of our initial public offering (IPO) and follow-on offerings.

To date, we have not had any products approved for sale and have not generated any revenue from product sales. Further, we do not expect to generate revenue from product sales until such time, if ever, that we are able to successfully complete the development and obtain marketing approval for one of our product candidates. We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. We have incurred net losses in each year since inception and we expect to continue to incur net losses for the foreseeable future. Our ability to generate product revenue will depend on the successful development and eventual commercialization of one or more of our product candidates. Our net losses were $130.4 million, $133.3 million, and $36.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $710.1 million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

- advance product candidates through preclinical studies and clinical trials;

- pursue regulatory approval of product candidates;

- hire additional personnel;

- acquire, discover, validate, and develop additional product candidates;

- require the manufacture of supplies for our preclinical studies and clinical trials; and

- obtain, maintain, expand, and protect our intellectual property portfolio.

On March 28, 2023, we committed to a plan to reduce our workforce by approximately 11% to better align our resources with our previously announced strategic prioritization of our late-stage progranulin and TREM2 immuno-neurology programs. We initiated such reduction in force impacting approximately 30 employees across the organization, effective March 29, 2023. As of December 31, 2023, we had cash, cash equivalents, and marketable securities of $548.9 million. In January 2024, we announced the closing of an underwritten public offering and the net proceeds from the offering were approximately $71.1 million. Our cash, cash equivalents and marketable securities as of December 31, 2023 plus the net proceeds from the offering total $620.0 million, which we anticipate provides runway through 2026.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales and do not expect to do so in the near future. Our revenue to date has been primarily related to the AbbVie Agreement and GSK Agreement for the license and co-development of product candidates with those parties. We recognize revenue from the upfront payments and the milestone payment received from AbbVie over time as services are provided. We recognize revenue from the upfront payments from GSK at a point in time for a development license and over time for research and development services. Revenues for research and development services are recognized as the program costs are incurred by measuring actual costs incurred to date compared to the overall total expected costs to satisfy the performance obligation.

Under the terms of the AbbVie Agreement, in addition to receiving the upfront payments from AbbVie, we may also be entitled to development and regulatory milestone payments, an opt-in payment for continued development of AL002, and other future payments from profit sharing or royalties after commercialization of product candidates from such program. Under the terms of the AbbVie Amendment signed in February 2023, the Company received a $17.8 million milestone payment in March 2023 for the dosing of the first patient in the LTE trial and $12.5 million payment in the second half of 2023 for the enrollment of additional patients.

Under the terms of the GSK Agreement, we received $700 million in upfront payments, of which $500 million was received in August 2021 and $200 million was received in January 2022. In addition, we will be eligible to receive up to an additional $1.5 billion in clinical development, regulatory, and commercial launch-related milestone payments for latozinemab and AL101. Alector and GSK are jointly developing latozinemab and AL101. In May 2023, we and GSK amended the GSK Agreement. Under the terms of the GSK Amendment, we are responsible for funding and sharing in GSK's and our development costs up to $140.5 million for the conduct of the initial Phase 2 clinical trial of AL101 in AD.

In the United States, Alector and GSK will equally share profits and losses from commercialization of latozinemab and AL101. We may opt out of the sharing of development costs and of profit and losses from commercialization in the United States on a product-by-product basis. In such case, we will no longer conduct development or commercialization of that product and we will receive royalties on net sales of the product in the United States instead of a share of profits. Outside of the United States, GSK will be responsible for commercialization of latozinemab and AL101 for all indications, and we will be eligible for double-digit tiered royalties.

We expect that our revenue for the next several years will be derived primarily from the AbbVie and GSK Agreements. The balance of deferred revenue was $293.8 million as of December 31, 2023, related to the AbbVie and GSK Agreements. The deferred revenue is expected to be recognized over the research and development period of the programs through proof-of-concept for AL002 and the completion of the initial Phase 2 clinical trials for specified indications for latozinemab and AL101.

Research and Development Expenses

Research and development expenses account for a significant portion of our operating expenses. We record research and development expenses as incurred. Research and development expenses consist primarily of costs incurred for the discovery and development of our product candidates, which include:

- expenses incurred under agreements with third-party contract organizations, preclinical testing organizations, and consultants;

- costs related to production of clinical materials, including fees paid to contract manufacturers;

- laboratory and vendor expenses related to the execution of preclinical studies and clinical trials;

- personnel-related expenses, including salaries, benefits, and stock-based compensation for personnel engaged in research and development functions;

- costs related to the preparation of regulatory submissions;

- third-party license fees; and

- facilities and other expenses, which include expenses for rent and maintenance of facilities, depreciation and amortization expense, and other supplies.

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors, collaborators, and third-party service providers. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and as services are performed.

Specific program expenses include expenses associated with the development of our most advanced product candidates: latozinemab, which is being studied in a pivotal Phase 3 clinical trial, INFRONT-3, and which has an ongoing Phase 2 clinical trial; AL002, which is being studied in a Phase 2 clinical trial; and AL101, which has an ongoing Phase 2 clinical trial. We also have expenses related to the discovery and development of future product candidates and separately tracked expenses related to programs that we expect to move out of preclinical studies and into Phase 1 clinical trials. These expenses primarily relate to salaries and benefits, stock-based compensation, facility expenses, including depreciation, and lab consumables.

Where we share costs with our collaboration partners, such as in our GSK Agreement, research and development expenses may include cost sharing reimbursements from, or payments to, our partner.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, as our product candidates advance into later stages of development, as we begin to conduct larger clinical trials, as we seek regulatory approvals for any product candidates that successfully complete clinical trials, and incur expenses associated with hiring additional personnel to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including stock-based compensation, for our personnel in executive, legal, finance and accounting, information technology, human resources, and other administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees paid for accounting, auditing, consulting, and tax services, insurance costs, and facility costs not otherwise included in research and development expenses.

Other Income, Net

Other income, net consists primarily of interest earned on our cash equivalents and marketable securities.

Income Tax Expense

Income tax expense consists of federal and state income tax provisions.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the fiscal years indicated and the percentage change in such data from year to year. These historical operating results may not be indicative of the results for any future period. A discussion of our results of operations for the comparison of the years ended December 31, 2022 and 2021 can be found on page 102 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 28, 2023.

Comparison of the Years Ended December 31, 2023 and 2022

	Year Ended December 31,		Dollar Change
	2023	2022	
	(In thousands)		
Collaboration revenue	$ 97,062	$ 133,617	$ (36,555)
Operating expenses:			
Research and development	192,115	210,418	(18,303)
General and administrative	56,687	61,033	(4,346)
Total operating expenses	248,802	271,451	(22,649)
Loss from operations	(151,740)	(137,834)	(13,906)
Other income, net	26,561	7,778	18,783
Loss before income taxes	(125,179)	(130,056)	4,877
Income tax expense	5,212	3,254	1,958
Net loss	$ (130,391)	$ (133,310)	$ 2,919

Revenue

Collaboration revenue was $97.1 million for the year ended December 31, 2023, compared to $133.6 million for the year ended December 31, 2022. The decrease of $36.6 million was mainly due to $68.9 million of collaboration revenue recognized in the second quarter of 2022 due to changes in estimated costs to satisfy the performance obligations resulting from the termination of the AL003 program and a $27.0 million decrease in revenue recognized for the latozinemab programs. This was offset by a $30.6 million increase in revenue recognized for the AL101 programs, including a cumulative non-cash revenue adjustment due to contract modification to have

GSK operationalize the AL101 Phase 2 study and a $29.0 million increase to collaboration revenue for the AL002 program due to the addition of AL002 LTE and patient replacement revenue in 2023. Revenues are recognized as the program costs are incurred by measuring actual costs incurred to date compared to the overall total expected costs to satisfy the performance obligation.

Research and Development Expenses

Research and development expenses were $192.1 million for the year ended December 31, 2023, compared to $210.4 million for the year ended December 31, 2022. The decrease of $18.3 million was mainly due to the Company's strategy to prioritize late-stage programs, higher cost share amounts with GSK for the latozinemab programs that are recorded as contra expense, less manufacturing expense due to the timing of production, and the Company's funding to GSK on the AL101 AD program being recorded as a reduction of our refund liability to collaboration partner.

	Year Ended December 31,		Dollar Change
	2023	2022	
	(In thousands)		
Direct research and development expenses			
Latozinemab	$ 14,511	$ 22,118	$ (7,607)
AL101	4,403	7,751	(3,348)
AL002	51,490	34,805	16,685
Other programs	21,096	44,931	(23,835)
Indirect research and development expenses			
Personnel related (including stock-based compensation)	76,956	76,063	893
Facilities and other unallocated research and development expenses	23,659	24,750	(1,091)
Total research and development expenses	$ 192,115	$ 210,418	$ (18,303)

General and Administrative Expenses

General and administrative expenses were $56.7 million for the year ended December 31, 2023, compared to $61.0 million for the year ended December 31, 2022. The decrease of $4.3 million was mainly driven by a decrease in consulting expenses related to accounting, recruiting, IT, and other general expenses, plus a decrease in insurance costs.

Other Income, Net

Other income, net was $26.6 million for the year ended December 31, 2023, compared to $7.8 million for the year ended December 31, 2022. The increase of $18.8 million was due to higher investment yields on our marketable securities compared to the prior year.

Income Tax Expense

Income tax expense was $5.2 million for the year ended December 31, 2023, compared to $3.3 million for the year ended December 31, 2022.

Liquidity and Capital Resources

Since our inception through December 31, 2023, our operations have been financed primarily by our collaborations with AbbVie and GSK and the issuance and sale of convertible preferred stock and of common stock upon the completion of our IPO and follow-on offering.

As of December 31, 2023, we had $548.9 million of cash, cash equivalents, and marketable securities. As of December 31, 2023, we had an accumulated deficit of $710.1 million.

Future Funding Requirements

Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our programs, and to a lesser extent, general and administrative expenditures. We expect our expenses to continue to increase in connection with our ongoing activities, in particular as we continue to advance our product candidates and our discovery programs. In addition, we expect to incur additional costs associated with operating as a public company.

As of December 31, 2023, we had cash, cash equivalents, and marketable securities of $548.9 million. In January 2024, we announced the closing of an underwritten public offering and the net proceeds from the offering were approximately $71.1 million. Our cash, cash equivalents and marketable securities as of December 31, 2023 plus the net proceeds from the offering total $620.0 million, which we anticipate provides runway through 2026. We reduced our workforce to better align our resources with our current strategic priorities and maintain our expectations with respect to our ability to fund our operations. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We may also choose to seek additional financing opportunistically. We may seek to raise capital through public equity or debt financings, license agreements, collaborative agreements or other arrangements with other companies, asset sales, or through other sources of financing. We have an omnibus shelf registration statement on Form S-3 with the SEC, which became effective on May 1, 2023, which permits us to issue up to $400 million in common stock, other equity securities and/or debt securities. On November 7, 2023, we entered into an at-the-market sales agreement with TD Cowen pursuant to which we may offer and sell from time to time through TD Cowen up to $125,000,000 of shares of our common stock, in such share amounts as we may specify by notice to TD Cowen. On January 17, 2024, we entered into an underwriting agreement with Cantor, pursuant to which we offered and sold 10,869,566 shares of the Company's common stock at a price per share of $6.57 paid by Cantor. The Company also granted Cantor an option exercisable for 30 days from the date of the underwriting agreement to purchase up to an additional 1,630,434 shares of common stock.

We expect to obtain substantial additional funding in the future for our research and development activities and continuing operations. If we were unable to raise capital when needed or on favorable terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts.

Our future capital requirements will depend on many factors, including:

- the timing and progress of preclinical and clinical development activities; including, without limitation, our collaboration efforts with AbbVie and GSK;

- the number and scope of preclinical and clinical programs we decide to pursue;

- successful enrollment in and completion of clinical trials;

- our ability to establish agreements with third-party manufacturers for clinical supply for our clinical trials and, if our product candidates are approved, commercial manufacturing;

- our ability to maintain our current research and development programs and establish new research and development programs;

- addition and retention of key research and development personnel;

- our efforts to enhance operational, financial, and information management systems, and hire additional personnel, including personnel to support development of our product candidates;

- the costs associated with workforce reductions;

- negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter and performing our obligations in such collaborations;

- the timing and amount of milestone and other payments we may receive under our collaboration arrangements;

- the costs and timing of regulatory approvals;

- our eventual commercialization plans for our product candidates;

- the effects of inflationary pressures; and

- the costs involved in prosecuting, defending, and enforcing patent claims and other intellectual property claims.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Cash provided by (used in) operating activities	$ (184,162)	$ (20,329)	$ 298,551
Cash provided by (used in) investing activities	101,918	(159,014)	(49,663)
Cash provided by financing activities	2,550	4,514	30,295

Operating Activities

For the year ended December 31, 2023, cash used in operating activities was $184.2 million. This was mainly due to the net loss of $130.4 million. We also had a decrease in deferred revenue of $66.8 million and a decrease in refund liability of $24.5 million. This was offset by a non-cash charge of $42.8 million for stock-based compensation.

For the year ended December 31, 2022, cash used in operating activities was $20.3 million. This was due to the net loss of $133.3 million offset by an increase in deferred revenue of $66.4 million from the $200 million upfront payment received less revenue recognized. In addition, we had non-cash charges of $46.1 million for stock-based compensation.

For the year ended December 31, 2021, cash provided by operating activities was $298.6 million. This was due to the net loss of $36.3 million offset by an increase in deferred revenue of $292.9 million from the $500 million upfront payment received in the third quarter of 2021 from GSK. In addition, we had non-cash charges of $40.8 million for stock-based compensation and $6.3 million for depreciation and amortization expense.

Investing Activities

For the year ended December 31, 2023, cash provided by investing activities of $101.9 million was primarily related to the maturities of marketable securities of $652.5 million offset by purchases of marketable securities of $551.7 million.

For the year ended December 31, 2022, cash used in investing activities of $159.0 million was primarily related to the maturities of marketable securities of $402.0 million offset by purchases of marketable securities of $556.9 million.

For the year ended December 31, 2021, cash used in investing activities of $49.7 million was primarily related to the maturities of marketable securities of $286.3 million offset by purchases of marketable securities of $343.4 million and sales of marketable securities of $10.7 million.

Financing Activities

For the year ended December 31, 2023, cash provided by financing activities of $2.6 million was primarily from the exercise of options to purchase common stock and the issuance of stock from the 2019 Employee Stock Purchase Plan.

For the year ended December 31, 2022, cash provided by financing activities of $4.5 million was primarily from the exercise of options to purchase common stock.

For the year ended December 31, 2021, cash provided by financing activities of $30.3 million was primarily from the exercise of options to purchase common stock.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

We recognize revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under arrangements, we perform the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies the performance obligations. If it is determined that multiple performance obligations exist, the transaction price is allocated at the inception of the agreement to all identified performance obligations based on the relative standalone selling price (SSP). The relative SSP for each deliverable is estimated using external sourced evidence if it is available. If external sourced evidence is not available, we use our best estimate of the SSP for the deliverable.

We recognize collaboration revenue at a point in time if control of the promised good or service has been transferred to the customer. We recognize collaboration revenue over time by measuring the progress toward complete satisfaction of the performance obligation using an input measure. In order to recognize revenue over the research and development period, we measure actual costs incurred to date compared to the overall total expected costs to satisfy the performance obligation. Revenues are recognized as the program costs are incurred. We re-evaluate the estimate of expected costs to satisfy the performance obligation each reporting period and make adjustments for any significant changes. Clinical trials are expensive and can take many years to complete, and the outcome is inherently uncertain. Changes in our forecasted costs are likely to occur over time based upon changes in clinical trial procedures set forth in protocols, changes in estimates of manufacturing costs, or feedback from regulators on the design or operation of our clinical trials. We have had changes to the overall expected costs to satisfy the performance obligations from period to period.

Accrued Research and Development Expenses

We record accrued expenses for estimated preclinical study and clinical trial expenses. Estimates are based on the services performed pursuant to contracts with research institutions, CROs in connection with clinical studies, investigative sites in connection with clinical studies, vendors in connection with preclinical development activities, and contract manufacturing organizations in connection with the production of materials for clinical trials. Further, we accrue expenses related to clinical trials based on the level of patient enrollment and activity according to the related agreement. We monitor patient enrollment levels and related activity to the extent reasonably possible and make judgments and estimates in determining the accrued balance in each reporting period. If we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of preclinical studies and clinical trial accruals.

Stock-based Compensation

Stock-based compensation is measured at the date of grant, based on the estimated fair value of the award and recognized as expense over the employee's requisite service period (usually the vesting period). We estimate the grant date fair value for options to purchase common stock, and the resulting stock-based compensation, using the Black-Scholes option-pricing model.

The Black-Scholes option-pricing model requires the use of subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term was derived by using the simplified method which uses the midpoint between the average vesting term and the contractual expiration period of the stock-based award.

Expected Volatility—We have limited information on the volatility of our stock as shares of our common stock were not actively traded on any public markets prior to February 7, 2019. The expected volatility was derived from the historical stock volatilities of comparable peer public companies within our industry. These companies are considered to be comparable to our business over a period equivalent to the expected term of the stock-based awards. In 2020, we began giving weight to our own historical volatility in the determination of expected volatility.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term.

Expected Dividend—The expected dividend rate is zero because we have not historically paid and do not expect for the foreseeable future to pay a dividend on our common stock.

Stock-based compensation associated with restricted stock units (RSUs) is based on the fair value of our common stock on the grant date, which equals the closing price of our common stock on the grant date. We recognize expense over the vesting period of the awards. Expense for options and RSUs that vest based only on a service condition is recognized on a straight-line basis.

We also granted RSUs with market conditions to certain executives. The fair value of the RSUs with market conditions are estimated using a Monte Carlo simulation model. Assumptions and estimates utilized in the model include the stock price on grant date, risk-free interest rate, dividend yield, expected stock volatility, and the estimated period to achieve the market condition. The expense is recognized based on continued employment of the participants, regardless of achievement of the market condition. Expense related to the RSUs with market conditions is recognized using the accelerated attribution method.

We account for forfeitures as they occur for all awards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. The primary objective of our investment activities is to preserve capital to fund our operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of investments in a variety of securities of high credit quality and generally short-term duration, invested in compliance with our policy.

We had cash, cash equivalents, and marketable securities of $548.9 million as of December 31, 2023, which consisted primarily of bank deposits, money market funds, and government marketable securities. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant for us. Due to the generally short-term maturities of our cash equivalents and marketable securities, and the low risk profile of our marketable securities, an immediate 100 basis point increase or decrease in interest rates would cause a change in fair value of approximately $2.1 million as of December 31, 2023.

We deposit cash and cash equivalents with high credit quality financial institutions to minimize risk with respect to any amounts in excess of insurance limitations. Cash and cash equivalents held at these deposit accounts are currently insured by the Federal Deposit Insurance Corporation (FDIC) up to a maximum of $250,000. As of

December 31, 2023, approximately $3.9 million exceeded the FDIC limit, and the significant majority of the Company's operating cash is held at JPMorgan Chase & Co.

Foreign Currency Risk

Our expenses are generally denominated in U.S. dollars. However, we have entered into a limited number of contracts with vendors for research and development services with payments denominated in foreign currencies, including the Euro. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not had a formal hedging program with respect to foreign currency. A 10% increase or decrease in current exchange rates would not have a material effect on our financial results.

Item 8. Financial Statements and Supplementary Data.

ALECTOR, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Alector, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alector, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter	The Company recorded collaboration revenue of $97.1 million for the year ended December 31, 2023. As described in Note 2, collaboration revenue is recognized by measuring the progress toward complete satisfaction of the performance obligations using an input measure. In order to recognize collaboration revenue over the research and development period, the Company measures actual costs incurred to date compared to the overall total expected costs to satisfy the performance obligations. Revenues are recognized as the program costs are incurred.
	Auditing collaboration revenue was challenging as it involves assessing highly judgmental estimates with respect to the Company's determination of the total expected costs to satisfy the performance obligations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that address the identified risks related to the Company's process used to determine total expected costs to satisfy the performance obligations, including management's controls over updates to the budget for the relevant research and development programs.
	To test collaboration revenue, our audit procedures included, among others, obtaining an understanding of the Company's estimated costs to satisfy the performance obligations, as well as assessing management's updates to the budget for the relevant research and development programs. We also tested a sample of expenses recorded to the development program, evaluated the historical accuracy of management's budget estimates for the relevant research and development programs, and inquired of Company personnel directly involved with supervising the development programs.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

San Mateo, California
February 27, 2024

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 74,555	$ 154,323
Marketable securities	474,306	558,528
Receivable from collaboration partner	—	2,587
Prepaid expenses and other current assets	16,946	10,997
Total current assets	565,807	726,435
Property and equipment, net	21,861	25,521
Operating lease right-of-use assets	25,195	27,811
Restricted cash	1,546	1,472
Other assets	7,418	6,409
Total assets	$ 621,827	$ 787,648
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,775	$ 4,189
Accrued clinical supply costs	5,215	5,559
Accrued liabilities	30,378	27,771
Deferred revenue, current portion	82,975	48,231
Payable to collaboration partner	7,703	—
Refund liability to collaboration partner, current portion	39,440	—
Operating lease liabilities, current portion	8,462	8,059
Total current liabilities	177,948	93,809
Deferred revenue, long-term portion	210,845	443,370
Refund liability to collaboration partner, long-term portion	67,047	—
Operating lease liabilities, long-term portion	30,456	35,268
Other long-term liabilities	1,373	759
Total liabilities	487,669	573,206
Commitments and contingencies (Note 4)		
Stockholders' equity:		
Common stock, $0.0001 par value; 200,000,000 shares authorized; 84,879,693 and 82,895,718 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	8	8
Additional paid-in capital	844,044	798,696
Accumulated other comprehensive income (loss)	184	(4,575)
Accumulated deficit	(710,078)	(579,687)
Total stockholders' equity	134,158	214,442
Total liabilities and stockholders' equity	$ 621,827	$ 787,648

The accompanying notes are an integral part of these consolidated financial statements.

ALECTOR, INC.

Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Collaboration revenue	$ 97,062	$ 133,617	$ 207,085
Operating expenses:			
Research and development	192,115	210,418	189,407
General and administrative	56,687	61,033	55,038
Total operating expenses	248,802	271,451	244,445
Loss from operations	(151,740)	(137,834)	(37,360)
Other income, net	26,561	7,778	1,031
Loss before income taxes	(125,179)	(130,056)	(36,329)
Income tax expense	5,212	3,254	—
Net loss	(130,391)	(133,310)	(36,329)
Unrealized gain (loss) on marketable securities	4,759	(3,632)	(1,557)
Comprehensive loss	$ (125,632)	$ (136,942)	$ (37,886)
Net loss per share, basic and diluted	$ (1.56)	$ (1.62)	$ (0.45)
Shares used in computing net loss per share, basic and diluted	83,733,730	82,467,587	80,416,936

The accompanying notes are an integral part of these consolidated financial statements.

113

ALECTOR, INC.
Consolidated Statements of Stockholders' Equity
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance — December 31, 2020	79,316,261	$ 8	$ 676,956	$ 614	$ (410,048)	$ 267,530
Exercise of stock options	2,395,223	—	28,530	—	—	28,530
Vesting of restricted stock units	156,420	—	—	—	—	—
Purchase of common stock under employee stock purchase plan	136,331	—	1,765	—	—	1,765
Forfeiture of restricted common stock	(18,043)	—	—	—	—	—
Stock-based compensation	—	—	40,785	—	—	40,785
Unrealized loss on marketable securities	—	—	—	(1,557)	—	(1,557)
Net loss	—	—	—	—	(36,329)	(36,329)
Balance — December 31, 2021	81,986,192	8	748,036	(943)	(446,377)	300,724
Exercise of stock options	298,238	—	3,059	—	—	3,059
Vesting of restricted stock units	414,578	—	—	—	—	—
Purchase of common stock under employee stock purchase plan	196,710	—	1,455	—	—	1,455
Stock-based compensation	—	—	46,146	—	—	46,146
Unrealized loss on marketable securities	—	—	—	(3,632)	—	(3,632)
Net loss	—	—	—	—	(133,310)	(133,310)
Balance — December 31, 2022	82,895,718	$ 8	$ 798,696	$ (4,575)	$ (579,687)	$ 214,442
Exercise of stock options	132,191	—	1,079	—	—	1,079
Vesting of restricted stock units	1,584,449	—	—	—	—	—
Purchase of common stock under employee stock purchase plan	267,335	—	1,471	—	—	1,471
Stock-based compensation	—	—	42,798	—	—	42,798
Unrealized gain on marketable securities	—	—	—	4,759	—	4,759
Net loss	—	—	—	—	(130,391)	(130,391)
Balance — December 31, 2023	84,879,693	$ 8	$ 844,044	$ 184	$ (710,078)	$ 134,158

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (130,391)	$ (133,310)	$ (36,329)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,725	5,714	6,329
Stock-based compensation	42,798	46,146	40,785
Amortization of premiums and accretion of discounts on marketable securities	(15,318)	(1,163)	2,099
Amortization of right-of-use assets	3,123	2,758	1,986
Loss from disposal of fixed assets	48	—	—
Changes in operating assets and liabilities:			
Receivable from collaboration partner	2,587	4,804	(7,391)
Prepaid expenses and other current assets	(5,949)	(3,926)	1,132
Other assets	(1,009)	(835)	(2,957)
Accounts payable	(377)	(572)	1,917
Accrued liabilities and accrued clinical supply costs	2,546	(2,655)	2,391
Payable to collaboration partner	7,703	—	—
Deferred revenue	(66,782)	66,383	292,915
Refund liability to collaboration partner	(24,512)	—	—
Lease liabilities	(4,968)	(4,274)	(4,012)
Other long-term liabilities	614	601	(314)
Net cash provided by (used in) operating activities	(184,162)	(20,329)	298,551
Cash flows from investing activities:			
Purchase of property and equipment	(2,381)	(4,117)	(3,247)
Purchase of marketable securities	(551,729)	(556,898)	(343,402)
Maturities of marketable securities	652,523	402,001	286,290
Sale of marketable securities	3,505	—	10,696
Net cash provided by (used in) investing activities	101,918	(159,014)	(49,663)
Cash flows from financing activities:			
Proceeds from the exercise of options to purchase common stock	1,079	3,059	28,530
Proceeds from issuance of stock from employee stock purchase plan	1,471	1,455	1,765
Net cash provided by financing activities	2,550	4,514	30,295
Net increase (decrease) in cash, cash equivalents, and restricted cash	(79,694)	(174,829)	279,183
Cash, cash equivalents, and restricted cash at beginning of period	155,795	330,624	51,441
Cash, cash equivalents, and restricted cash at end of period	76,101	$ 155,795	$ 330,624
Non-cash investing and financing activities:			
Property and equipment purchases included in accounts payable and accrued liabilities	$ 172	$ 493	$ 705

The accompanying notes are an integral part of these consolidated financial statements.

1. **The Company**

    Alector, Inc. (Alector or the Company) is a Delaware corporation headquartered in South San Francisco, California. Alector is a clinical stage biotechnology company pioneering immuno-neurology, a novel therapeutic approach for the treatment of neurodegeneration.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (GAAP) as defined by the Financial Accounting Standards Board (FASB). The consolidated financial statements include the accounts of Alector, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

    Use of Estimates

    The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. The Company evaluates its estimates, including those related to revenue recognition, manufacturing accruals, clinical accruals, fair value of assets and liabilities, income taxes uncertainties, stock-based compensation, and related assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

    Concentration of Credit Risk

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and short-term marketable securities. Cash and cash equivalents are deposited in checking and sweep accounts at financial institutions. Such deposits may, at times, exceed federally insured limits.

    Cash, Cash Equivalents, and Restricted Cash

    The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents. Cash equivalents, which consist of amounts invested in money market funds, are stated at fair value.

    Restricted cash relates to a letter of credit established for a lease entered into in June 2018.

    The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	Year Ended December 31,	
	2023	**2022**
	(In thousands)	
Cash and cash equivalents	$ 74,555	$ 154,323
Restricted cash	1,546	1,472
Total cash, cash equivalents, and restricted cash	$ 76,101	$ 155,795

    Marketable Securities

    All marketable securities have been classified as "available-for-sale" and are carried at fair value, based upon quoted market prices. The Company considers its available-for-sale portfolio as available for use in current operations. Accordingly, the Company may classify certain investments as short-term marketable securities, even though the stated maturity date may be one year or more beyond the current balance sheet date. For available-for-sale debt securities, unrealized gains, net of any related tax effects, are excluded from earnings and are included in other comprehensive income and reported as a separate component of stockholders' equity until realized. The Company assesses available-for-sale debt securities on a quarterly basis to see if any unrealized loss is due to credit-related factors. Factors considered in determining whether an impairment is credit-related include the extent to which the investment's fair value is less than its cost basis, declines in published credit ratings, changes in interest rates, and any other adverse factors related to the security. If it is determined that a credit-related impairment exists, the Company will measure the credit loss based on a discounted cash flows model. Credit-related impairments on available-for-sale debt securities are recognized as an allowance for credit losses with a corresponding adjustment to other income, net in the Company's consolidated statement of operations. The unrealized loss position that is not credit-related is recorded, net of any related tax effects, in other comprehensive income until realized. There were no credit-related losses recognized for the periods presented.

The cost of securities sold is based on the specific-identification method. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. In accordance with our investment policy, management invests in money market funds, U.S. treasury securities, corporate bonds, certificates of deposit, and commercial paper. The Company has not experienced any losses on its deposits of cash, cash equivalents, and marketable securities.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, marketable securities, receivable from collaboration partner, current and noncurrent prepaid expenses, accounts payable, and accrued liabilities. The Company's financial instruments approximate fair value due to their relatively short maturities.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines the fair value of its financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

> *Level 1* – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

> *Level 2* – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

> *Level 3* – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the lesser of their useful lives or the remaining life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs are charged to the consolidated statements of operations as incurred.

Leases

The Company determines whether an arrangement is or contains a lease at the inception of the lease. Leases are recognized on the balance sheet as right-of-use assets and lease liabilities. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received and any prepaid or accrued rent. Rent expense for the operating lease is recognized on a straight-line basis over the lease term and is included in operating expenses on the statements of operations and comprehensive loss. Variable lease payments include lease operating expenses.

The Company excludes balance sheet recognition of operating leases having a term of 12 months or less (short-term leases) and does not separate lease components and non-lease components for its long-term leases.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future net undiscounted cash flows which the assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its fair value. For the years ended December 31, 2023 and 2022, the Company did not recognize an impairment loss on its long-lived assets.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under arrangements, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies the performance obligation. If it is determined that multiple performance obligations exist, the transaction price is allocated at the inception of the agreement to all identified performance obligations based on the relative standalone selling price (SSP). The relative SSP for each performance obligation is estimated using external sourced evidence if it is available. If external sourced evidence is not available, we use our best estimate of the SSP for the performance obligation.

The Company recognizes collaboration revenue at a point in time if control of the promised good or service has been transferred to the customer. The Company recognizes collaboration revenue over time by measuring the progress toward complete satisfaction of the performance obligation using an input measure. In order to recognize revenue over the research and development period, the Company measures actual costs incurred to date compared to the overall total expected costs to satisfy the performance obligation. Revenues are recognized as the program costs are incurred. The Company re-evaluates the estimate of expected costs to satisfy the performance obligation each reporting period.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of new product development. Research and development costs include salaries and benefits, consultants' fees, process development costs, stock-based compensation, and laboratory supplies, as well as fees paid to third parties that conduct certain research and development activities on the Company's behalf. In addition, research and development costs include the reimbursable costs incurred for the collaboration agreements, which includes payroll costs for time incurred on projects, laboratory supplies, and third-party research and development activities.

A substantial portion of the Company's ongoing research and development activities are conducted by third-party service providers. The Company records accrued expenses for estimated preclinical study and clinical trial expenses. Estimates are based on the services performed pursuant to contracts with research institutions, CROs in connection with clinical studies, investigative sites in connection with clinical studies, vendors in connection with preclinical development activities, and contract manufacturing organizations in connection with the production of materials for clinical trials. Further, the Company accrues expenses related to clinical trials based on the level of patient enrollment and activity according to the related agreement. The Company monitors patient enrollment levels and related activity to the extent reasonably possible and make judgments and estimates in determining the accrued balance in each reporting period. If the Company underestimates or overestimates the level of services performed or the costs of these services, actual expenses could differ from estimates. To date, the Company has not experienced significant changes in its estimates of preclinical studies and clinical trial accruals.

Stock-based Compensation

Stock-based compensation is measured on the grant date based on the fair value of the awards. The fair value of options to purchase common stock is measured using the Black-Scholes option-pricing model. Stock-based compensation associated with restricted stock units (RSUs) is based on the fair value of the Company's common stock on the grant date, which equals the closing price of the Company's common stock on the grant date. The Company recognizes expense over the vesting period of the awards. Expense for options and RSUs that vest based only on a service condition is recognized on a straight-line basis.

The fair value of RSUs with market conditions is estimated using a Monte Carlo simulation model. Assumptions and estimates utilized in the model include the stock price on grant date, risk-free interest rate, dividend yield, expected stock volatility, and estimated period to achieve the market condition. The expense is recognized based on continued employment of the participants, regardless of achievement of the market condition. Expense related to the RSUs with market conditions is recognized using the accelerated attribution method.

The Company accounts for forfeitures as they occur for all awards.

Comprehensive Loss

Comprehensive loss includes net loss and certain changes in stockholders' equity that are the result of transactions and economic events other than those with stockholders. The Company's only element of other comprehensive loss was net unrealized gain (loss) on marketable securities.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The deferred tax assets are recognized to the extent the Company believes that these assets are more likely than not to be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company's historical operating performance and the recorded cumulative net losses in prior periods, the net deferred tax assets have been fully offset by a valuation allowance.

The Company records uncertain tax positions using a two-step process. First, the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position. Second, for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for taxes in the consolidated statements of operations. The Company accrued $0.2 million interest and penalties for the year ended December 31, 2023.

Employee 401(k) Plan

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code (the Code) covering substantially all U.S. employees of Alector. The 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Code. Eligible employees may defer up to 100% of their eligible compensation up to the annual maximum as determined by the Internal Revenue Service. The Company's contributions to the plan are discretionary. For the years ended December 31, 2023, 2022, and 2021, the Company made matching contributions of $1.1 million, $1.2 million, and $0.8 million, respectively.

Segments

The Company operates in one segment. The Company's chief operating decision maker, its Chief Executive Officer, manages the Company's operations on a consolidated basis for purposes of allocating resources.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which expands disclosures in an entity's income tax rate reconciliation table and disclosures regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that this guidance will have on the Company's consolidated financial statements and disclosures.

3. **Fair Value Measurements**

The following tables summarize the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2023				
	Fair Value Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
			(In thousands)		
Money market funds	Level 1	$ 67,101	$ —	$ —	$ 67,101
U.S. government treasury securities	Level 1	178,232	86	(112)	178,206
Certificates of deposit	Level 2	29,086	63	—	29,149
Commercial paper	Level 2	140,082	85	(34)	140,133
Corporate bonds	Level 2	129,474	173	(78)	129,569
Total cash equivalents and marketable securities		$ 543,975	$ 407	$ (224)	$ 544,158

	December 31, 2022				
	Fair Value Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
			(In thousands)		
Money market funds	Level 1	$ 74,848	$ —	$ —	$ 74,848
U.S. government treasury securities	Level 1	506,372	7	(4,569)	501,810
Commercial paper	Level 2	44,438	2	(8)	44,432
Corporate bonds	Level 2	29,352	4	(10)	29,346
Total cash equivalents and marketable securities		$ 655,010	$ 13	$ (4,587)	$ 650,436

The Company's Level 2 securities are valued using third-party pricing sources. The pricing services utilize industry standard valuation models for which all significant inputs are observable. The Company classifies marketable securities available to fund current operations as current assets. As of December 31, 2023, the remaining contractual maturities of $503.1 million of investments were less than one year and $41.1 million of investment were after one year through two years. The Company does not intend to sell the investments that are currently in an unrealized loss position, and it is highly unlikely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity. For the year ended December 31, 2023 and 2021, the Company sold marketable securities for the total proceeds of $3.5 million and $10.7 million for an immaterial realized loss and gain based on the specific identification method. The Company did not sell any marketable securities for the years ended December 31, 2022.

4. **Commitments and Contingencies**

   Contingencies

   From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that future expenditures will be made and these expenditures can be reasonably estimated. As of December 31, 2023, the Company does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

   Indemnification

   The Company enters into customary indemnification arrangements in the ordinary course of business with vendors, clinical trial sites and other parties. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for certain losses suffered or incurred by the indemnified party. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company has not recorded a liability related to such indemnification agreements as of December 31, 2023. As permitted under Delaware law, the Company has entered into indemnification agreements with its directors and officers that requires it to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law. The Company also has directors' and officers' insurance.

5. **Collaboration Agreements**

   GSK

   On July 1, 2021, the Company entered into a Collaboration and License Agreement with Glaxo Wellcome UK Limited, a subsidiary of GlaxoSmithKline plc (GSK), pursuant to which the Company and GSK collaborate on the global development and commercialization of progranulin-elevating monoclonal antibodies, including latozinemab, and AL101 (GSK Agreement). The GSK Agreement became effective on August 17, 2021.

   Under the terms of the GSK Agreement, the Company received $700 million in upfront payments, of which $500 million was received in August 2021 and $200 million was received in January 2022. In addition, based on the development and commercialization plan for latozinemab and AL101, the Company may be eligible to receive up to an additional $1.5 billion in clinical development, regulatory, and commercial launch-related milestone payments. In the United States, the Company and GSK will equally share profits and losses from commercialization of latozinemab and AL101. Outside of the United States, the Company will be eligible for double-digit tiered royalties.

   The Company and GSK will jointly develop latozinemab and AL101, with GSK conducting Phase 3 clinical trials for Alzheimer's disease, Parkinson's disease and other non-orphan indications. GSK will also conduct the initial Phase 2 trial for AL101 in Alzheimer's disease. Development costs will be shared 60% by GSK and 40% by the Company, except that subject to the GSK Amendment (defined below), the Company will solely bear the development costs of the initial Phase 2 clinical trials under the development plan, and the parties will share manufacturing development costs equally.

   In May 2023, the Company and GSK amended the GSK Agreement (GSK Amendment). Under the terms of the GSK Amendment, the Company is responsible for funding and sharing in GSK's and the Company's development costs up to $140.5 million for the conduct of the initial Phase 2 trial for AL101 in Alzheimer's disease. The Company assessed the GSK Amendment in accordance with ASC 606 and concluded that the GSK Amendment was a contract modification to the GSK Agreement. Accordingly, the transaction price as of May 2023, was updated from $700 million to $571.6 million and the difference of $128.4 million was recorded as refund liability to collaboration partner for the expected cost reimbursement to GSK. The refund liability is an estimate of variable consideration calculated as the difference between the Company's maximum funding of $140.5 million and the Company's cost budget estimated using the expected value method. The Company determined that the modified performance obligation for the AL101 Alzheimer's disease program is performing development activities to support the initial Phase 2 trial, including license rights and know-how. The Company updated the cost-based input measure of progress for the modified performance obligation and recorded a cumulative catch-up adjustment to revenue of $26.9 million on the modification date relating to the performance obligation which was satisfied in prior periods.

During the three months ended September 30, 2023, as a result of the planned closure of the latozinemab Phase 2 trial and concurrent agreement by the Company to cost-share additional R&D, the Company determined there was a modification of the GSK Agreement, resulting in a decrease of the scope of the performance obligation associated with the latozinemab FTD-*C9orf72* Phase 2 trial and an increase in the amount of R&D cost-shared by the Company in future periods. The impact of this additional cost share was accounted for as a refund liability, which reduced the transaction price for the GSK Agreement by $4.2 million. The refund liability is an estimate of variable consideration. The Company determined that the modified performance obligation for the latozinemab FTD-C9orf72 indication is performing the first Phase 2 development activities, including license rights and know-how. The Company updated the cost-based input measure of progress for the modified performance obligation and recorded a cumulative catch-up adjustment to revenue of $4.9 million on the modification date relating to the performance obligation that was satisfied in prior periods.

The Company concluded that the GSK Agreement is within the scope of ASC 808, Collaborative Arrangements, as both parties are active participants in the activities and are exposed to significant risks and rewards dependent on the success of the commercialization of latozinemab and AL101. Certain elements are required to be accounted for under ASC 606, Revenue From Contracts With Customers, where the counterparty is a customer for a good or service that is a distinct unit of account.

The Company determined that the distinct performance obligations under ASC 606 consisted of: (i) license and know-how to latozinemab FTD-*GRN*, which is currently in Phase 3 clinical development and (ii) the research and development activities, including license rights and know-how, relating to products in Phase 2 or earlier stages of development.

The transaction price at inception included fixed consideration consisting of the upfront payments of $700 million. The transaction price as of December 31, 2023 was decreased to $569.0 million due to the estimated refund liabilities created from the contract modifications. The Company reassessed the estimated refund liabilities to collaboration partner as of December 31, 2023 to be $106.5 million. All potential future milestones and other payments were considered constrained at the inception of the GSK Agreement and as of December 31, 2023, since the Company could not conclude it was probable that a significant reversal in the amount of revenue recognized would not occur.

The respective standalone value for each of the performance obligations was allocated to the transaction price. The estimated SSP of each performance obligation was determined using discounted cash flows from the expected commercialization of latozinemab and AL101 and estimated research and development costs to be incurred by the Company in each of the initial Phase 2 clinical trials. The estimate of SSP for each performance obligation reflects management's assumptions, which may include forecasted revenues, development timelines, discount rates, and probabilities of technical and regulatory success. For the license for FTD-*GRN*, the Company determined that GSK could benefit from the license at the time the license was granted and therefore, the related performance obligation was satisfied at a point in time. For the product candidates in Phase 2 or earlier stages of development, the Company determined that GSK could not benefit from the licenses without the corresponding development services that the Company has committed to perform due the earlier stage of development for these licenses. Except where agreed to otherwise, the Company will perform research and development activities through the end of the initial Phase 2 clinical trials. Revenue will be recognized over time as the research and development activities are performed. The

Company will measure progress based on actual costs incurred to date compared to the overall total expected costs to satisfy the performance obligations.

The research and development activities for products in Phase 3 clinical development were determined to be within the scope of ASC 808. Both parties will be active participants in the development, manufacturing, and commercialization of the product and are exposed to significant risks and rewards that are dependent on the commercial success of the products. The Company and GSK participate in profit and loss sharing for each program commensurate with each party's cost-sharing responsibilities during research and development. ASC 808 does not provide recognition and measurement guidance. As such, the Company determined that ASC 730, Research and Development, was appropriate to analogize to based on the nature of the cost-sharing provision of the agreement. The Company has concluded that payments to or reimbursements from GSK related to these services will be accounted for as an increase to or reduction of research and development expenses, respectively.

Collaboration revenue under the GSK Agreement during the year ended December 31, 2023 and 2022, was $66.6 million and $62.9 million, respectively, the entire amount of which was included in deferred revenue at the beginning of the period. The deferred revenue related to the GSK Agreement was $247.4 million and $444.9 million as of December 31, 2023 and 2022. The deferred revenue is expected to be recognized over the research and development period of the programs through the completion of initial Phase 2 clinical trials.

Costs associated with co-development activities performed under the agreement are included in research and development expenses in the consolidated statements of operations, with any reimbursement of costs by GSK reflected as a reduction of such expenses. For the year ended December 31, 2023 and 2022, the Company recognized a reduction of research and development expense of $21.8 million and $14.7 million, respectively, under the GSK Agreement.

AbbVie

The Company entered into an agreement in October 2017 with AbbVie Biotechnology, Ltd. (AbbVie) to co-develop antibodies to two program targets in preclinical development (AbbVie Agreement). Under the terms of the AbbVie Agreement, AbbVie made $205.0 million in upfront payments, of which $5.0 million and $200.0 million were received by the Company in October 2017 and January 2018, respectively. The Company was to perform research and development services for the two programs through the end of Phase 2 clinical trials, which were each considered to be separate performance obligations. AbbVie decided to terminate one of the two collaboration programs, the CD33 collaboration program, after AbbVie and Alector concluded that further development of AL003, the asset being developed under that program, was not warranted. AbbVie provided written notice to terminate the CD33 collaboration program on June 30, 2022. Accordingly, the Company is no longer developing that program and will not be eligible for any future milestones related to that program from AbbVie. The Company continues to develop the AL002 program under the AbbVie Agreement. AbbVie has the exclusive right to exercise an option under the AbbVie Agreement with the Company for $250.0 million. If AbbVie exercises its option for the AL002 program, AbbVie would take over development of the product candidate, and the program costs will be split between the parties. The Company would also share in profits and losses upon commercialization of any products. Alternatively, following AbbVie's exercise of its option for the AL002 program, the Company may opt out of sharing in development costs and profits or losses for that program and instead receive tiered royalties. Additionally, under the terms of the AbbVie Agreement, the Company will be eligible to earn up to an additional $225.0 million in milestone payments related to the regulatory approval for up to three indications. The Company assessed its collaboration agreement with AbbVie in the context of the delivery of the research and development services.

In February 2023, the Company and AbbVie amended the AbbVie Agreement (AbbVie Amendment), which resulted in the Company receiving a $17.8 million milestone payment in March 2023 for the dosing of the first patient in a long-term extension (LTE) trial. In addition, under the terms of the AbbVie Amendment, the Company was eligible to earn up to an additional $12.5 million to support the enrollment of additional patients to replace discontinuations. The performance obligations to conduct the LTE trial and enroll additional patients are not considered distinct from the AL002 program performance obligation. The Company received $5.7 million related to the enrollment of additional patients from AbbVie in the third quarter of 2023 and received the remaining $6.8 million in the fourth quarter of 2023. The transaction price as of December 31,

2023 included fixed consideration consisting of the upfront payments of $205.0 million, the $17.8 million LTE milestone payment, and the $12.5 million payment for enrollment of additional patients.

Collaboration revenue under the AbbVie Agreement during the years ended December 31, 2023 was $30.5 million, $10.9 million of which was included in deferred revenue at the beginning of the period. Collaboration revenue under the AbbVie Agreement during the years ended December 31, 2022 and 2021 was $70.7 million and $14.9 million, respectively. The deferred revenue related to the AbbVie Agreement was $46.4 million and $46.7 million as of December 31, 2023 and 2022, respectively. The deferred revenue is expected to be recognized over the research and development period of the AL002 program through the completion of the ongoing Phase 2 and the Phase 2 LTE clinical trials.

6.   **Balance Sheet Components**

Property and Equipment, Net

Property and equipment, net consists of the following:

| | December 31, | |
| | 2023 | 2022 |
	(In thousands)	
Computer equipment	$ 2,372	$ 2,310
Furniture and fixtures	2,430	2,430
Lab equipment	18,493	17,165
Leasehold improvements	26,616	26,228
Property and equipment, gross	49,911	48,133
Less accumulated depreciation and amortization	(28,050)	(22,612)
Total property and equipment, net	$ 21,861	$ 25,521

Accrued Liabilities

Accrued liabilities consist of the following:

| | December 31, | |
| | 2023 | 2022 |
	(In thousands)	
Accrued research and development costs	$ 13,539	$ 12,321
Accrued employee compensation	15,297	12,758
Accrued professional services	1,119	1,983
Other	423	709
Total accrued liabilities	$ 30,378	$ 27,771

7.   **Leases**

In June 2018, the Company signed a lease agreement to lease approximately 105,000 square feet in office and laboratory space in South San Francisco which serves as the Company's headquarters (the Headquarters). The lease expires in 2029 with an option to renew for a period of ten years. The landlord paid for $15.7 million of tenant improvements. In connection with the lease, the Company entered into a letter of credit arrangement in the amount of $1.5 million as collateral for the lease, which is classified as restricted cash on the consolidated balance sheets. In October 2020, the Company signed a lease agreement to lease approximately 18,700 square feet of office and laboratory space in Newark, California. The lease term ends on February 6, 2028 with an option to extend for an additional five years. The landlord is obligated to pay for up to $0.4 million of tenant improvements. The measurement of the lease liabilities for the leases excludes the options to extend the term of the lease as such extensions are not reasonably certain to occur. Variable lease costs for all of the Company's leases consist of operating expenses for the spaces.

In May 2019, the Company entered into an agreement to sublease approximately 25,000 square feet of the Headquarters, which was amended to approximately 23,600 square feet in December 2020. This Sublease expired in November 2021.

In November 2021, the Company entered into an agreement to sublease approximately 7,100 square feet of the Headquarters, which was amended in May 2022 to include an additional space of 13,150 square feet. The 7,100 square feet of space subleased expired in December 2022 and the additional space of 13,150 expired in November 2023. In October 2023, the Company entered into a second amendment to sublease approximately 13,250 square feet of the Headquarters. This sublease will expire in November 2024.

In February 2023, the Company entered into an agreement to sublease approximately 9,300 square feet of the Headquarters. This sublease will expire in February 2025. The sublessee pays its proportionate share of operating expenses for the space.

The components of lease expense were as follows:

| | December 31, | | |
	2023	2022	2021
	(In thousands)		
Operating lease cost	$ 6,626	$ 6,638	$ 6,204
Variable lease cost	3,149	2,785	3,046
Sublease income and reimbursement of variable lease cost	(2,482)	(1,872)	(2,141)
Total	$ 7,293	$ 7,551	$ 7,109

As of December 31, 2023, the weighted-average remaining lease term for operating leases was 5.2 years and the weighted-average discount rate was 8.5%. Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2023, 2022, and 2021 was $8.4 million, $8.2 million, and $7.9 million, respectively, was included in net cash used in operating activities in our consolidated statements of cash flows.

The following are the lease payments owed under the Company's operating leases as of December 31, 2023:

	(In thousands)
2024	$ 8,855
2025	9,161
2026	9,477
2027	9,804
2028	8,969
Thereafter	2,209
Total undiscounted lease payments	48,475
Less: Present value adjustment	(9,557)
Total lease liability	$ 38,918

8. **Stock-based Compensation**

The Company recognized stock-based compensation as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Research and development	$ 22,407	$ 24,895	$ 21,443
General and administrative	20,391	21,251	19,342
Total stock-based compensation	$ 42,798	$ 46,146	$ 40,785

Determination of Fair Value

The estimated grant-date fair value of all the Company's options to purchase common stock was calculated using the Black-Scholes option pricing model, based on the following assumptions:

	Year Ended December 31,		
	2023	2022	2021
Expected term (in years)	5.3 – 6.0	5.3 – 6.1	5.2 – 6.1
Expected volatility	79% – 80%	79% – 80%	78% – 81%
Risk free interest rate	3.5% – 4.6%	1.5% – 4.3%	0.5% – 1.3%
Dividend yield	—	—	—

The fair value of each stock option was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires judgment and estimation by management.

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term was derived by using the simplified method which uses the midpoint between the average vesting term and the contractual expiration period of the stock-based award.

Expected Volatility—The Company has limited information on the volatility of stock options as the shares were not actively traded on any public markets prior to February 7, 2019. The expected volatility was derived from the historical stock volatilities of comparable peer public companies within its industry. These companies are considered to be comparable to the Company's business over a period equivalent to the expected term of the stock-based awards. In 2020, the Company began giving weight to in its own historical volatility in the determination of expected volatility.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term.

Expected Dividend Rate—The expected dividend is zero as the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

2019 Equity Incentive Plan and 2022 Inducement Plan

On February 6, 2019, the Company adopted the 2019 Equity Incentive Plan (2019 Plan) under which the Board may issue incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to the Company's employees, directors, and consultants. The Company's 2017 Stock Option and Grant Plan (2017 Plan) was terminated; however, shares subject to awards granted under it will continue to be governed by the 2017 Plan. Shares reserved for issuance but not issued pursuant to, or not subject to, awards granted under the 2017 Plan were added to the available shares in the 2019 Plan. Shares subject to awards granted under the 2017 Plan that are repurchased by, or forfeited to, the Company will also be reserved for issuance under the 2019 Plan. The board of directors, or a committee appointed by the board of directors, has the authority to determine to whom options or shares will be granted, the number of shares, the term, and the exercise price. If an individual owns stock representing 10% or more of the outstanding shares, the exercise price of each share shall be at least 110% of the fair market value and the term of the award shall not exceed five years. All other options granted under the 2019 Plan must have an exercise price at least equal to the fair market value on the date of grant and have a term not to exceed ten years. The stock options generally vest over a four-year period with one forty-eighth of the shares vesting each month or over a four-year period with 25% vesting at the one-year cliff and monthly thereafter. The RSUs generally vest over a period of three years with one-twelfth of the shares vesting quarterly.

On January 1, 2023, the Company added 4,144,785 shares to the shares reserved for issuance under the 2019 Equity Incentive Plan. As of December 31, 2023, the Company had reserved 23,018,705 shares of common stock under the 2019 Plan, of which 6,579,341 shares were available for issuance of future awards.

On January 1, 2022, the Company adopted the 2022 Inducement Plan (Inducement Plan) and reserved 1,630,000 shares for issuance under the Inducement Plan for the grant of equity-based awards to individuals who were not previously employees or non-employee directors of the Company. On September 22, 2022, the Company increased the number of shares available for issuance under the 2022 Inducement Plan to a total of 3,300,000 shares. As of December 31, 2023, 1,407,389 shares were available for issuance of future awards under the Inducement Plan.

Option activity is shown below:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding as of December 31, 2021	11,644,070	$ 16.41		
Granted	4,996,366	12.11		
Exercised	(298,239)	10.26		
Forfeited	(2,628,925)	18.28		
Outstanding as of December 31, 2022	13,713,272	14.62		
Granted	572,538	6.98		
Exercised	(132,192)	8.16		
Forfeited	(2,057,381)	14.21		
Outstanding as of December 31, 2023	12,096,237	$ 14.40	6.7	$ 676
Exercisable as of December 31, 2023	8,467,987	$ 14.80	6.0	$ 62
Vested and expected to vest as of December 31, 2023	12,096,237	$ 14.40	6.7	$ 676

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company's common stock for stock options that were in-the-money. The aggregate intrinsic value of options exercised was less than $0.1 million, $1.2 million, and $37.1 million for the years ended December 31, 2023, 2022, and 2021, respectively. The weighted-average grant-date fair value per share of options granted was $4.93, $8.42, and $14.70, for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, total unrecognized stock-based compensation related to unvested stock options was $32.7 million, which the Company expects to recognize over a remaining weighted-average period of 2.1 years.

Restricted Stock Unit Activity

Activity for the RSUs is shown below. In May 2021 and January 2022, the Company issued RSUs with market conditions to certain executives, which are also included in the table below. The RSUs with market conditions are earned based on stock price performance and continued service by the employee. The RSUs with market conditions trigger vesting upon the Company's stock price attaining a specified level over a specified period of time. The shares then vest quarterly over one year after attainment. The Company used a Monte Carlo simulation model to determine the fair value of the awards at the grant date. The Monte Carlo model uses the fair value inputs on the grant date to run simulations and take an average of possible outcomes. The total grant date fair value of the RSUs with market condition was $6.6 million to be amortized over an estimated weighted average service period of 2.1 years. Compensation expense related to awards with market-based conditions is recognized regardless of whether the market condition is ultimately satisfied if the related service has been provided.

	Number of Shares		Weighted Average Grant Date Fair Value per Share
Unvested restricted stock units as of December 31, 2021	1,373,874	$	18.35
Granted	2,539,014		10.02
Vested	(414,577)		18.63
Forfeited	(453,693)		16.21
Unvested restricted stock units as of December 31, 2022	3,044,618		11.68
Granted	5,142,444		6.62
Vested	(1,584,448)		10.41
Forfeited	(510,513)		10.03
Unvested restricted stock units as of December 31, 2023	6,092,101	$	7.78

As of December 31, 2023, total unrecognized stock-based compensation related to unvested restricted common stock issued to employees was $41.5 million, which the Company expects to recognize over a remaining weighted-average period of 2.3 years.

2019 Employee Stock Purchase Plan

The 2019 Employee Stock Purchase Plan (2019 ESPP) enables eligible employees of the Company to purchase shares of common stock at a discount. Each offering period is approximately six months long beginning on the first trading day on or after June 1 and December 1 each year. ESPP participants purchase shares of common stock at a price per share equal to 85% of the lesser of (1) the fair market value per share of the common stock on the first trading day of the offering period or (2) the fair market value of the common stock on the purchase date. On January 1, 2023, 591,397 shares were added to the shares reserved for issuance under the 2019 ESPP pursuant to the annual automatic increase. As of December 31, 2023, there was $0.4 million in unrecognized compensation expense related to the 2019 ESPP expected to be recognized over five months.

9. **Income Taxes**

The federal and state income tax provision for the year ended December 31, 2023, 2022 and 2021 are summarized as follows (in thousands):

	Year Ended December 31,					
	2023		2022		2021	
Current:						
Federal	$	4,178	$	2,209	$	—
State		1,034		1,045		—
Income tax provision	$	5,212	$	3,254	$	—

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows for the years ended December 31, 2023, 2022, and 2021 (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Tax benefit at federal statutory rate	$ (26,188)	$ (27,205)	$ (7,627)
State income taxes	(431)	(344)	398
Tax credits, net of uncertain tax positions	(14,460)	(15,138)	(7,042)
Uncertain tax positions	612	2,687	—
Stock-based compensation	4,842	4,919	(2,368)
Change in valuation allowance	40,661	38,421	16,800
Other	176	(86)	(161)
Income tax provision	$ 5,212	$ 3,254	$ —

The tax effects of temporary differences that give rise to significant components of the Company's deferred tax assets and liabilities consist of (in thousands):

| | December 31, | |
	2023	2022
Deferred tax assets:		
Net operating loss	$ 12,448	$ 20,963
Accrued bonus	931	806
Tax credits	26,682	26,319
Stock-based compensation	15,311	13,351
Deferred revenue	63,004	67,673
Lease liability	9,030	10,055
Section 174 R&D capitalization	62,305	35,150
Refund liability	24,707	—
Other	521	1,608
Gross deferred tax assets	214,939	175,925
Less valuation allowance	(204,550)	(164,316)
Total deferred tax assets	$ 10,389	$ 11,609
Deferred tax liabilities:		
Depreciation and amortization	$ (4,544)	$ (5,155)
Right-of-use assets	(5,845)	(6,454)
Gross deferred tax liabilities	(10,389)	(11,609)
Deferred tax assets, net	$ —	$ —

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Evaluating the need for a valuation allowance for deferred tax assets often requires judgment and analysis of all the positive and negative evidence available, including cumulative losses in recent years and projected future taxable income, to determine whether all or some portion of the deferred tax assets will not be realized. As of December 31, 2023, the Company has utilized a full valuation allowance to offset the net deferred tax assets as the Company believes it is not more likely than not that the net deferred tax assets will be fully realizable. The valuation allowance for deferred tax assets increased by $40.2 million during the year ended December 31, 2023.

As of December 31, 2023, the Company had federal and state net operating loss (NOL) carryforwards of approximately zero and $202.2 million, respectively. Federal NOL carryforwards have an indefinite life and deductions cannot exceed 80% of taxable income. State NOL carryforwards will begin to expire as early as

2030, if not utilized, or have an indefinite life. As of December 31, 2023, the Company also had federal and California tax credit carryforward of approximately $27.1 million and $19.3 million, respectively. The federal tax credits will begin to expire in 2041 while the California tax credits have no expiration date.

Generally, utilization of the NOL carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by Section 382, which provides for limitations on NOL carryforwards and certain built-in losses following ownership changes, and Section 383, which provides for special limitations on certain excess credits, etc., of the Code, and similar state provisions. Accordingly, the Company's ability to utilize NOL carryforwards may be limited as the result of such an "ownership change." The carryforwards could be subject to an annual limitation, resulting in a reduction in the gross deferred tax assets before considering the valuation allowance. Further, a portion of the carryforwards may expire before being applied to reduce future earnings. The Company is not aware of any changes in ownership that would result in material limitations under Section 382 at this time.

The following table summarizes the activity related to the Company's unrecognized tax benefits for the years ended December 31, 2023, 2022, and 2021 (in thousands):

Balance as of December 31, 2021	$ 6,939
Increases related to tax positions taken during the current year	8,199
Balance as of December 31, 2022	15,138
Decreases related to tax positions taken during the prior year	(594)
Increase related to tax positions taken during the prior year	2,588
Increases related to tax positions taken during the current year	3,071
Balance as of December 31, 2023	$ 20,203

If the unrecognized tax benefits for uncertain tax positions as of December 31, 2023, is recognized, there will be no impact to the effective tax rate as the tax benefit would increase the net deferred tax assets, which is currently offset with a full valuation allowance. The Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations. The Company accrued $0.2 million interest and penalties for the year ended December 31, 2023. The Company does not have any tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will significantly change within 12 months of December 31, 2023.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. During the years ended December 31, 2023 and 2022, the Company recorded an uncertain tax position of $5.1 million and $8.2 million, respectively. The income tax provision for the years ended December 31, 2023, included changes to reserves related to prior year uncertain tax provisions of an increase of $2.6 million and decrease of $0.6 million. The income tax provision for the years ended December 31, 2022, included changes to reserves of zero. The Company's income tax returns generally remain subject to examination by federal and most state tax authorities. The Company is currently not subject to any income tax audits by federal or state taxing authorities. The statute of limitations for tax liabilities for all years remains open.

10. **Related Party Transactions**

In 2014, the Company entered into a collaboration agreement with Adimab, LLC (Adimab) under which the Company is developing antibodies discovered by Adimab in its latozinemab and AL101 programs and is developing antibodies optimized by Adimab in its AL002 program (2014 Adimab Agreement). The 2014 Adimab Agreement also provided for the Company's development of antibodies optimized by Adimab in its AL003 program, which was terminated in June 2022. In August 2019, the Company signed a collaboration agreement with Adimab for research and development of additional antibodies, the term of which was extended effective August 2022 (2019 Adimab Agreement). In December 2021, the Company signed another collaboration agreement with Adimab for antibody engineering research programs (2021 Adimab Agreement). The 2021 Adimab Agreement expired and the Company did not exercise any option to carry forward any of the results. Tillman Gerngross, Ph.D, the Executive Chairman of the board of directors of Adimab is a co-founder and former director of Alector. Dr. Gerngross resigned as a member of the Company's board of directors, effective June 15, 2023. For the years ended December 31, 2023, the Company did not incur any expenses related to Adimab. For the years ended December 31, 2022, and 2021, the Company incurred expenses of $0.2 million, and $1.0 million, respectively. The Company had no accrued liabilities due to Adimab as of December 31, 2023 and 2022. Under the 2014 Adimab Agreement, the Company has made milestone payments and will owe low- to mid- single-digit royalty payments for commercial sales of the product candidate. Under the 2019 Adimab Agreement, the Company will owe certain milestone payments and low single-digit royalty payments for commercial sales of any covered product candidates.

11. Net Loss Per Share

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Year Ended December 31,		
	2023	2022	2021
Restricted stock subject to future vesting	6,092,101	3,044,618	1,373,874
Options to purchase common stock	12,096,237	13,713,272	11,644,070
Shares committed under 2019 ESPP	160,356	167,133	70,406
Total	18,348,694	16,925,023	13,088,350

12. Restructuring

On March 28, 2023, the Company committed to a plan to reduce its workforce by approximately 11% to better align the Company's resources with its previously announced strategic prioritization of its late-stage progranulin and TREM2 immuno-neurology programs. The Company initiated a reduction in force impacting approximately 30 employees across the organization effective March 29, 2023. For the year ended December 31, 2023, the Company incurred restructuring costs of approximately $1.7 million, primarily consisting of one-time charges related to the reduction in force, including personnel expenses such as salaries, one-time severance payments, and other benefits, which were included in operating expenses. Accrued liabilities associated with restructuring costs were $0.1 million as of December 31, 2023.

13. Subsequent Events

On January 17, 2024, the Company entered into an underwriting agreement with Cantor Fitzgerald & Co. (Cantor), relating to the issuance and sale of 10,869,566 shares of the Company's common stock at a price per share of $6.57 paid by Cantor. The Company also granted Cantor an option exercisable for 30 days from the date of the underwriting agreement to purchase up to an additional 1,630,434 shares of common stock. Aggregate gross proceeds from the offering were approximately $75.0 million before deducting $3.9 million for underwriting discounts and commissions and estimated offering expenses payable by the Company. The offering closed on January 19, 2024. The option to purchase additional shares was not exercised by Cantor.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2023, management, with the participation of our Principal Executive Officer and Principal Financial and Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Principal Executive Officer and the Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that, as of December 31, 2023, the design and operation of our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework" (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Alector, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Alector, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Alector, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California
February 27, 2024

Item 9B. Other Information.

(a) None.

(b) During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item will be contained in our definitive proxy statement on Schedule 14A for the 2023 Annual Meeting of Stockholders (the Proxy Statement) in connection with the Proxy Statement to be filed with the SEC within 120 days of December 31, 2023, and is incorporated herein by reference.

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, directors, and employees, which is available on our website (https://investors.alector.com/corporate-governance/governance-overview) under "Governance Documents." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on the website address and location specified above.

Item 11. Executive Compensation.

Information required by this item will be contained in the Proxy Statement to be filed with the SEC within 120 days of December 31, 2023, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item will be contained in the Proxy Statement to be filed with the SEC within 120 days of December 31, 2023, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item will be contained in the Proxy Statement to be filed with the SEC within 120 days of December 31, 2023, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this item will be contained in the Proxy Statement to be filed with the SEC within 120 days of December 31, 2023, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report:

(1) Financial Statements

The consolidated financial statements of Alector, Inc. are filed as part of this report on Form 10-K under Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules

All other schedules have been omitted because they are not required, not inapplicable, or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

The documents listed in the Exhibit Index are incorporated by reference or are filed with this report, in each case as indicated herein (numbered in accordance with Item 601 of Regulation S-K).

Item 16. Form 10-K Summary

None.

Exhibit Index

		Incorporated by Reference				
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-38792	3.1	2/11/2019	
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-38792	3.1	6/15/2023	
4.2	Specimen common stock certificate of the Registrant	S-1	333-229152	4.2	1/7/2019	
4.3	Description of securities of the Registrant.					X
10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	333-229152	10.1	1/7/2019	
10.2+	2017 Stock Option and Grant Plan as amended and forms of agreement thereunder.	S-1	333-229152	10.2	1/7/2019	
10.3+	2019 Equity Incentive Plan and forms of agreements thereunder.					X
10.4+	2019 Employee Stock Purchase Plan and form of agreement thereunder.					X
10.5+	2022 Inducement Equity Incentive Plan, as amended, and forms of agreement thereunder.	8-K	333-229152	10.1	1//3/2022	
10.6+	Confirmatory Offer Letter between the Registrant and Arnon Rosenthal, Ph.D.	S-1/A	333-229152	10.5	1/29/2019	
10.7+	Offer Letter dated November 30, 2021 by and between Alector, LLC and Saraswati (Sara) Kenkare-Mitra, Ph.D.	10-K	001-38792	10.18	2/24/2022	

10-8+	Offer Letter dated February 4, 2022 by and between Alector, LLC and Marc Grasso, M.D.	10-K	001-38792	10.19	2/24/2022	
10.9+	Offer Letter dated January 31, 2022 by and between Alector, LLC and Gary Romano, M.D., Ph.D.	8-K	001-38792	10.1	03/29/2022	
10.10+	Executive Incentive Compensation Plan.	S-1	333-229152	10.10	1/7/2019	
10.11+	Outside Director Compensation Policy.					X
10.12+	Form of Change in Control and Severance Agreement between the Registrant and certain of its executive officers.	S-1	333-229152	10.12	1/7/2019	
10.13	Lease between the Registrant and HCP Oyster Point III, LLC, dated June 27, 2018.	S-1	333-229152	10.14	1/7/2019	
10.14#	Third Amended and Restated Collaboration Agreement between the Registrant and Adimab, dated September 19, 2016, as amended.	S-1	333-229152	10.15	1/7/2019	
10.15#	Co-Development and Option Agreement between the Registrant and AbbVie Biotechnology, Ltd., dated October 16, 2017.	S-1	333-229152	10.16	1/7/2019	
10.16#	2019 Collaboration Agreement between the Registrant and Adimab, LLC, dated August 16, 2019.	10-Q	001-38792	10.17	11/12/2019	
10.17#	Collaboration and License Agreement, dated July 1, 2021, by and between Glaxo Wellcome UK Limited and Alector, Inc.	10-Q	001-38792	10.19	8/3/2021	
10.18#	Amendment Number One to the 2019 Collaboration Agreement between the Registrant and Adimab, LLC, effective August 16, 2022.	10-K	001-38792	10.18	2/28/23	
10.19#	Letter Agreement Amending the 2021 Collaboration and License Agreement between the Registrant and Glaxo Wellcome UK Ltd. dated May 19, 2023.	10-Q	001-38792	10.1	8/3/2023	
10.20#	Amendment Number One to Co-Development and Option Agreement between the Registrant and AbbVie Biotechnology Ltd., effective February 13, 2023.	10-Q	001-38792	10.1	5/4/2023	
10.21Δ	Sales Agreement, dated November 7, 2023, by and between Alector, Inc., and Cowen and Company, LLC	8-K	001-38792	1.1	11/7/2023	
19	Alector Inc. Insider Trading Policy					X
21.1	List of subsidiaries of Registrant.	10-K	001-38792	21.1	2/24/2022	
23.1	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on the signature page to this Annual Report on Form 10-K).					X

31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97Δ	Compensation Recovery Policy				X
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents				X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

+ Indicates management contract or compensatory plan.

Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

Δ Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished to the SEC or its staff upon request.

* The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALECTOR, INC.

Date: February 27, 2024

By: /s/ Arnon Rosenthal
Arnon Rosenthal, Ph.D.
Co-founder and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arnon Rosenthal, Ph.D., Sara Kenkare-Mitra, Ph.D., and Marc Grasso, M.D. as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place, and stead, in any and all capacities (including his capacity as a director and/or officer of Alector, Inc.) to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Arnon Rosenthal Arnon Rosenthal, Ph.D.	Co-founder, Chief Executive Officer, and Director *(Principal Executive Officer)*	February 27, 2024
/s/ Marc Grasso Marc Grasso, M.D.	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 27, 2024
/s/ Lou J. Lavigne, Jr. Louis J. Lavigne, Jr.	Chairperson of the Board	February 27, 2024
/s/ Elizabeth Garofalo Elizabeth Garofalo, M.D.	Director	February 27, 2024
/s/ Paula Hammond Paula Hammond, Ph.D.	Director	February 27, 2024
/s/ Terry McGuire Terry McGuire	Director	February 27, 2024
/s/ Richard Scheller Richard Scheller, Ph.D.	Director	February 27, 2024

| /s/ David Wehner | Director | February 27, 2024 |
| David Wehner | | |

| s/ Kristine Yaffe | Director | February 27, 2024 |
| Kristine Yaffe, M.D. | | |